Exhibit 2.1

EXECUTION VERSION

CONFIDENTIAL

AGREEMENT AND PLAN OF MERGER

Among

WESTERN REFINING, INC.,

TESORO CORPORATION,

TAHOE MERGER SUB 1, INC.

and

TAHOE MERGER SUB 2, LLC

Dated as of November 16, 2016

Table of Contents

Page

ARTICLE I
The Merger; Closing; Effective Times	2

1.1.	The First Merger	2
1.2.	The Second Merger	2
1.3.	Closing	2
1.4.	Effective Times	4
1.5.	Tax Consequences	4

ARTICLE II
Organizational Documents
of the Surviving Corporation and the Surviving Company	5

2.1.	The Certificate of Incorporation	5
2.2.	The By-Laws	5
2.3.	The Certificate of Formation and Limited Liability Company Agreement of the Surviving Company	5

ARTICLE III
Directors, Managers and Officers
of the Surviving Corporation and the Surviving Company	5

3.1.	Directors	5
3.2.	Officers	5
3.3.	Managers and Officers of the Surviving Company	5

ARTICLE IV
Effect of the First Merger on Capital Stock;
Exchange of Certificates	6

4.1.	Effect on Capital Stock	6
4.2.	Allocation of Per Share Merger Consideration; Election Procedures	6
4.3.	Appraisal Rights	11
4.4.	Adjustments	12
4.5.	Treatment of Stock Plans	12

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ARTICLE V
Representations and Warranties	14

5.1.	Representations and Warranties of the Company	14
5.2.	Representations and Warranties of Parent, Merger Sub 1 and Merger Sub 2	33

ARTICLE VI
Covenants	43

6.1.	Interim Operations	43
6.2.	Acquisition Proposals	48
6.3.	Proxy Filing; Information Supplied	56
6.4.	Stockholders Meetings	58
6.5.	Filings; Other Actions; Notification	59
6.6.	Taxation	62
6.7.	Access and Reports	62
6.8.	Stock Exchange Listing and Delisting	63
6.9.	Publicity	63
6.10.	Employee Benefits	63
6.11.	Election to Parent’s Board of Directors	65
6.12.	Expenses	65
6.13.	Indemnification; Directors’ and Officers’ Insurance	65
6.14.	Company Debt Arrangements	67
6.15.	Other Actions by the Company and Parent	68
6.16.	Litigation	69
6.17.	Financing	69

ARTICLE VII
Conditions	74

7.1.	Conditions to Each Party’s Obligation to Effect the Merger	74
7.2.	Conditions to Obligations of Parent, Merger Sub 1 and Merger Sub 2	75
7.3.	Conditions to Obligation of the Company	76

ARTICLE VIII
Termination	77

8.1.	Termination by Mutual Consent	77
8.2.	Termination by Either Parent or the Company	77
8.3.	Termination by the Company	77
8.4.	Termination by Parent	78
8.5.	Effect of Termination and Abandonment	78

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ARTICLE IX
Miscellaneous and General	81

9.1.	Survival	81
9.2.	Modification or Amendment	81
9.3.	Waiver of Conditions	82
9.4.	Counterparts	82
9.5.	GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL; SPECIFIC PERFORMANCE	82
9.6.	Notices	83
9.7.	Entire Agreement	85
9.8.	No Third Party Beneficiaries	85
9.9.	Obligations of Parent and of the Company	85
9.10.	Transfer Taxes	86
9.11.	Definitions	86
9.12.	Severability	86
9.13.	Interpretation; Construction	86
9.14.	Assignment	87
9.15.	No Recourse to Financing Sources	87

Annex A	Defined Terms	A-1
Exhibit 1	Form of Certificate of Incorporation	E-1

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AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (as the same may be amended from time to time in accordance with its terms, hereinafter called this “Agreement”), dated as of November 16, 2016, is by and among Western Refining, Inc., a Delaware corporation (the “Company”), Tesoro Corporation, a Delaware corporation (“Parent”), Tahoe Merger Sub 1, Inc., a Delaware corporation and a wholly-owned Subsidiary of Parent (“Merger Sub 1,”) and Tahoe Merger Sub 2, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Parent (“Merger Sub 2,” and together with Merger Sub 1, the “Merger Subs”).

RECITALS

WHEREAS, (i) the respective boards of directors of each of the Merger Subs and the Company have approved and declared advisable this Agreement and the merger of Merger Sub 1 with and into the Company, with the Company being the surviving entity (the “First Merger” and, if a Second Merger Election is not made pursuant to Section 6.6(b), the “Merger”) and in the event that a Second Merger Election is made, the merger of the surviving entity of the First Merger with and into Merger Sub 2, with Merger Sub 2 being the surviving entity of such second merger (the “Second Merger,” and, if a Second Merger Election is made pursuant to Section 6.6(b), collectively with the First Merger, the “Merger”) upon the terms and subject to the conditions set forth in this Agreement and (ii) the board of directors of Parent has approved this Agreement and the Merger and the issuance of Parent Shares (as defined below) in the Merger upon the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, it is intended that, for federal income tax purposes, the Merger shall qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder (the “Code”); and

WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and inducement to Parent’s and the Merger Subs’ willingness to enter into this Agreement, each of (i) Paul L. Foster and Franklin Mountain Investments, LP (collectively, the “Chairman”), (ii) Jeff A. Stevens (the “Company CEO”) and (iii) Scott D. Weaver (together with each of the Chairman and the Company CEO, the “Founders”) are entering into separate voting and support agreements with Parent (each, a “Voting Agreement”), pursuant to which, among other things, each Founder, has agreed to vote all of the Company Shares beneficially owned by such Founder in favor of the adoption of this Agreement subject to the terms and conditions of such Voting Agreement; and

WHEREAS, the Company, Parent and the Merger Subs desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE I

The Merger; Closing; Effective Times

1.1.       The First Merger. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement and in accordance with the Delaware General Corporation Law, as amended (the “DGCL”), at the Effective Time (as defined in Section 1.4), Merger Sub 1 shall be merged with and into the Company and the separate corporate existence of Merger Sub 1 shall thereupon cease. The Company shall be the surviving corporation in the First Merger (sometimes hereinafter referred to as the “Surviving Corporation”), and the separate corporate existence of the Company with all of its rights, privileges, immunities, powers and franchises shall continue unaffected by the First Merger, except as set forth in Article II. The First Merger shall have the effects specified in this Agreement and by the DGCL.

1.2.       The Second Merger. If a Second Merger Election is made pursuant to Section 6.6(b), then, upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement and in accordance with the DGCL and the Limited Liability Company Act of the State of Delaware (the “LLC Act”), at the Second Merger Effective Time, the Surviving Corporation shall be merged with and into Merger Sub 2 and the separate corporate existence of the Surviving Corporation shall thereupon cease. Merger Sub 2 shall be the surviving company in the Second Merger (sometimes hereinafter referred to as the “Surviving Company”), and the separate corporate existence of the Surviving Company with all of its rights, privileges, immunities, powers and franchises shall continue unaffected by the Second Merger, except as set forth in Article II. The Second Merger shall have the effects specified in this Agreement and by the DGCL and the LLC Act.

1.3.       Closing.

(a)       Unless otherwise mutually agreed in writing between the Company and Parent, the closing for the Merger (the “Closing”) shall take place at the offices of Sullivan & Cromwell LLP, 125 Broad Street, New York, New York, at 9:00 A.M. (Eastern Time) on the fifth business day (the “Closing Date”) following the day on which the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at or immediately prior to the Closing, but subject to the fulfillment or waiver of those conditions) shall be satisfied or waived by the party entitled to the benefit thereof in accordance with this Agreement. For purposes of this Agreement, the term “business day” shall mean any day ending at 11:59 p.m. (Eastern Time), other than a Saturday or Sunday or a day on which banks are required or authorized to close in the City of New York. Notwithstanding the foregoing, if the Marketing Period has not ended at the time of the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at or immediately prior to the Closing, but subject to the fulfillment or waiver of those conditions), then the Closing shall occur instead on the date following the satisfaction or waiver of such conditions that is the earliest to occur of (a) any business day during or before the expiration of the Marketing Period as may be specified by Parent on no fewer than three business days’ prior written notice to the Company and (b) three business days after the final day of the Marketing Period, unless another date is agreed to in writing by Parent and the Company. For purposes of this Agreement, “Marketing Period” means the first period of 15 consecutive business days commencing on the first business day following January 15, 2017 on which Parent shall have the Required Information and such Required Information is Compliant; it being understood and agreed that when the Company in good faith reasonably believes that it has delivered the Required Information, it shall deliver to Parent a written notice to that effect (stating when the Company believes it completed such delivery), in which case the Marketing Period shall be deemed to have commenced on the date specified in such notice, unless Parent in good faith reasonably believes that the Company has not completed delivery of the Required Information and, within three consecutive business days after receipt of such notice from the Company, Parent delivers a written notice to the Company to that effect (stating with specificity which Required Information the Company has not delivered); provided that, for purposes of determining the Marketing Period, such period shall exclude May 26, 2017 and July 3, 2017 and July 5, 2017 and such period shall end on or prior to August 18, 2017, and if such period has not ended on or prior to such date, then such period shall begin on or after September 5, 2017. Notwithstanding the foregoing, the Marketing Period shall not commence and shall be deemed not to have commenced if, at any time during such 15 consecutive business day period, (x) the applicable independent registered accounting firm for the Company shall have withdrawn its authorization letter or audit opinion with respect to any financial statements contained in the Required Information, in which case the Marketing Period shall not be deemed to commence until the time at which, as applicable, a new authorization letter or unqualified audit opinion is issued with respect to the consolidated financial statements for the applicable periods by the Company’s independent registered accounting firm or another independent registered accounting firm acceptable to Parent, (y) the Company or its auditors issues a public statement indicating its intent to restate any financial statements or material financial information included in the Required Information, in which case the Marketing Period shall be deemed not to commence unless and until such restatement has been completed and the applicable Required Information has been amended or it has been concluded that no restatement shall be required or (z) the Company shall have announced that it has entered into any transaction described in Items 1 and 2 set forth in Section 6.1(a)(iii) of the Company Disclosure Letter, in which case the Marketing Period shall be deemed to have commenced on the first business day following such announcement.

(b)       “Compliant” means, with respect to the Required Information, without giving effect to any supplements or updates, (i) no audit opinion with respect to any financial statements contained in the Required Information shall have been withdrawn, amended or qualified and (ii)(A) the financial statements and other financial information included in such Required Information that have been prepared by the Company are, and remain throughout the Marketing Period, sufficient to permit the Financing Sources (including underwriters, placement agents or initial purchasers) to receive customary comfort letters with respect to such financial information (including customary negative assurance comfort with respect to periods following the end of the latest fiscal year and fiscal quarter for which historical financial statements are included) on any date during the Marketing Period and (B) the auditors that have reviewed or audited such financial information have delivered drafts of customary comfort letters, including customary negative assurance comfort, and such auditors have confirmed they are prepared to issue such comfort letters upon any pricing date and the closing relating to the Financing occurring during the Marketing Period.

(c)       For the avoidance of doubt, and notwithstanding anything else contained herein, the requirements set forth in Section 1.3(b)(ii) shall not, under any circumstances, require the auditors to address or opine on, or provide comfort or negative assurance comfort with respect to, the preliminary financial information included in any Recent Developments Section in their comfort letter or negative assurance letter.

1.4.       Effective Times.

(a)       At or promptly following the Closing on the Closing Date, the Company and Parent will cause a Certificate of Merger (the “Delaware Certificate of First Merger”) to be duly executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL, and make any other filings, recordings or publications required to be made by the Company or Merger Sub 1 under the DGCL. The First Merger shall become effective at the time when the Delaware Certificate of First Merger has been duly filed with the Secretary of State of the State of Delaware, or at such later date or time as may be agreed by the parties in writing and specified in the Delaware Certificate of First Merger (the “Effective Time”).

(b)       If a Second Merger Election is made pursuant to Section 6.6(b) in connection with the Closing, then, immediately following the Effective Time, the Surviving Corporation and Parent will cause a Certificate of Merger (the “Delaware Certificate of Second Merger”) to be duly executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Section 264 of the DGCL and Section 18-209 of the LLC Act, and make any other filings, recordings or publications required to be made by the Surviving Corporation or Merger Sub 2 under the DGCL or LLC Act. The Second Merger shall become effective at the time when the Delaware Certificate of Second Merger has been duly filed with the Secretary of State of the State of Delaware, or at such later date or time as may be agreed by the parties in writing and specified in the Delaware Certificate of Second Merger (the “Second Merger Effective Time”).

(c)       At the Second Merger Effective Time (i) each share of the Surviving Corporation common stock outstanding immediately prior to the Second Merger Effective Time shall be cancelled, and no consideration shall be paid with respect thereto, and (ii) the limited liability company interests of Merger Sub 2 outstanding immediately prior to the Second Merger Effective Time shall remain outstanding and shall constitute the only outstanding limited liability company interests of the Surviving Company.

1.5.       Tax Consequences. The parties hereto intend that, for federal income tax purposes, (a) the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (b) this Agreement, including any amendments thereto, be, and is hereby adopted as, a “plan of reorganization” involving the Merger for purposes of Section 354 and Section 361 of the Code.

ARTICLE II

Organizational Documents
of the Surviving Corporation and the Surviving Company

2.1.       The Certificate of Incorporation. The certificate of incorporation of the Company as in effect immediately prior to the Effective Time shall be amended and restated in its entirety to read as set forth in Exhibit 1 (the “Charter”), until thereafter amended as provided therein or by applicable Law.

2.2.       The By-Laws. The parties hereto shall take all actions necessary so that the by-laws of Merger Sub 1 in effect immediately prior to the Effective Time shall be the by-laws of the Surviving Corporation (the “By-Laws”), until thereafter amended as provided therein or by applicable Law.

2.3.       The Certificate of Formation and Limited Liability Company Agreement of the Surviving Company. In the event that a Second Merger Election is made, the certificate of formation and limited liability company agreement of Merger Sub 2 in effect immediately prior to the Second Merger Effective Time shall be the certificate of formation and limited liability company agreement of the Surviving Company from and after the Second Merger Effective Time until thereafter amended as provided therein or by applicable Law.

ARTICLE III

Directors, Managers and Officers
of the Surviving Corporation and the Surviving Company

3.1.       Directors. The parties hereto shall take all actions necessary so that the board of directors of Merger Sub 1 at the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the By-Laws.

3.2.       Officers. The officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors have been duly appointed or until their earlier death, resignation or removal in accordance with the Charter and the By-Laws.

3.3.       Managers and Officers of the Surviving Company. Parent shall take all actions necessary so that from and after the Second Merger Effective Time, until their respective successors are duly elected or appointed and qualified in accordance with applicable Law, (i) the managers of Merger Sub 2 immediately prior to the Second Merger Effective Time shall be the managers of the Surviving Company and (ii) the officers of the Surviving Corporation immediately prior to the Second Merger Effective Time shall be the officers of the Surviving Company.

ARTICLE IV

Effect of the First Merger on Capital Stock;
Exchange of Certificates

4.1.       Effect on Capital Stock. At the Effective Time, as a result of the First Merger and without any action on the part of the holder of any capital stock of the Company or on the part of the sole stockholder of Merger Sub 1:

(a)       Per Share Merger Consideration. Subject to the allocation and election procedures in Section 4.2(b), each share of the common stock, par value $0.01 per share, of the Company (each a “Company Share”, and collectively, the “Company Shares”) issued and outstanding immediately prior to the Effective Time (other than Company Shares owned by Parent, Merger Sub 1, Merger Sub 2 or any other direct or indirect wholly-owned Subsidiary of Parent and Company Shares owned by the Company or any direct or indirect wholly-owned Subsidiary of the Company, and in each case not held on behalf of third parties (each Company Share referred to in this parenthetical, an “Excluded Company Share” and collectively, “Excluded Company Shares”)) shall be converted into, and become exchangeable for, either (i) $37.30 in cash (the “Cash Consideration”) or (ii) 0.4350 (the “Exchange Ratio”) of a share (the “Stock Consideration” and the applicable of the Stock Consideration and the Cash Consideration, the “Per Share Merger Consideration”) of common stock, par value $0.16⅔ per share, of Parent (each, a “Parent Share” and collectively, the “Parent Shares”), in the case of each of clause (i) and clause (ii), without interest. At the Effective Time, all of the Company Shares (other than Excluded Company Shares) shall cease to be outstanding, shall automatically be cancelled and shall cease to exist, and each certificate (a “Certificate”) formerly representing any of the Company Shares, and each non-certificated Company Share represented by book entry (each, a “Book Entry Company Share”), (other than in each case those representing Excluded Company Shares) shall thereafter represent only the right to receive, without interest, the Per Share Merger Consideration and (with respect to the Stock Consideration) the right, if any, to receive (A) pursuant to Section 4.2(e) cash in lieu of fractional shares into which such Company Shares have been converted pursuant to this Section 4.1(a) and (B) any distribution or dividend pursuant to Section 4.2(c).

(b)       Cancellation of Company Shares. Each Company Share that is an Excluded Company Share shall be cancelled and shall cease to exist, with no consideration paid in exchange therefor.

(c)       Treatment of Merger Sub 1 Shares. At the Effective Time, each share of common stock, par value $0.01 per share, of Merger Sub 1 issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, par value $0.01 per share, of the Surviving Corporation.

4.2.       Allocation of Per Share Merger Consideration; Election Procedures.

(a)       Allocation. Notwithstanding anything in this Agreement to the contrary, the maximum number of Company Shares (the “Cash Election Number”) to be converted into the right to receive Cash Consideration in the First Merger shall be equal to 10,843,042

Company Shares less (ii) the number of Company Shares to be cancelled in accordance with Section 4.1(b). The number of Company Shares to be converted into the right to receive Stock Consideration in the First Merger (the “Stock Election Number”) shall be equal to the number of Company Shares issued and outstanding immediately prior to the Effective Time (excluding for the avoidance of doubt the number of Company Shares represented by the Company RSUs, the Company PUAs and Company Other Awards that are outstanding immediately prior to the Effective Time, all of which shall be treated solely as provided in Section 4.5) less the sum of (i) the number of Company Shares in respect of which Cash Elections have been made (or, if less, the Cash Election Number) and (ii) the number of Company Shares to be cancelled in accordance with Section 4.1(b).

(b)       Election Procedures.

(i)       Exchange Agent. Parent shall deposit, or shall cause to be deposited, with an exchange agent selected by Parent and reasonably acceptable to the Company (the “Exchange Agent”), for the benefit of the holders of Company Shares, (i) at the Effective Time, certificates, or at Parent’s option, evidence of non-certificated Parent Shares in book-entry form (“Book Entry Parent Shares”), constituting at least the amounts necessary for the Stock Consideration, (ii) at the Effective Time, cash in immediately available funds constituting at least the amounts necessary for the Cash Consideration, and (iii) as necessary from time to time after the Effective Time, if applicable, any cash and dividends or other distributions with respect to the Parent Shares to be issued or to be paid pursuant to Section 4.2(c), in exchange for Company Shares outstanding immediately prior to the Effective Time, deliverable upon due surrender of the Certificates (or affidavits of loss in lieu thereof as provided in Section 4.2(g)) or Book Entry Company Shares pursuant to the provisions of this Article IV (such cash, certificates for Parent Shares and evidence of Book Entry Parent Shares, together with the amount of any dividends or other distributions payable pursuant to this Article IV with respect thereto, being hereinafter referred to as the “Exchange Fund”). The Exchange Agent shall invest the cash available in the Exchange Fund as directed by Parent; provided that such investments shall be in obligations, funds or accounts typical for (including having liquidity typical for) transactions of this nature. To the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level required to make prompt cash payment of the aggregate cash portion of the Cash Consideration as contemplated hereby, Parent shall promptly replace or restore the cash in the Exchange Fund lost through such investments or other events so as to ensure that the Exchange Fund is at all times maintained at a level sufficient to make such cash payments. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the amounts payable under Section 4.1(a) shall be promptly returned to Parent. The Exchange Agent shall also act as the agent for the Company’s stockholders for the purpose of receiving and holding their Certificates and Book Entry Company Shares and shall obtain no rights or interests in the shares represented thereby.

(ii)       Types of Election. Subject to allocation and proration in accordance with the provisions of this Section 4.2, each record holder of Company Shares (other than (1) any Company Shares represented by the Company RSUs, the Company PUAs and Company Other Awards that are outstanding immediately prior to the Effective Time, all of which shall be treated solely as provided in Section 4.5 and (2) Excluded Company Shares) issued and outstanding immediately prior to the Election Deadline (as defined below) shall be entitled to elect to receive in respect of each such Company Share held by such record holder (A) Cash Consideration (a “Cash Election”) or (B) Stock Consideration (a “Stock Election”). Company Shares in respect of which no Cash Election or Stock Election has been affirmatively made and not revoked shall be deemed to be Company Shares in respect of which Stock Elections have been made.

(iii)       Form of Election and Election Deadline. (A) Elections pursuant to Section 4.2(b)(ii) shall be made on a form (a “Form of Election”) to be provided by the Exchange Agent for that purpose to holders of record of Company Shares (other than (1) any Company Shares represented by the Company RSUs, the Company PUAs and Company Other Awards that are outstanding immediately prior to the Effective Time, all of which shall be treated solely as provided in Section 4.5 and (2) Excluded Company Shares), together with appropriate transmittal materials. Elections shall be made by mailing to the Exchange Agent a duly completed Form of Election. To be effective, a Form of Election must be (x) properly completed, signed and submitted to the Exchange Agent at its designated office, by 5:00 P.M. (Eastern Time) on the business day that is two trading days prior to the Closing Date (which date shall be publicly announced by Parent at least four business days prior to the anticipated Closing Date) or such other date and time as Parent may publicly announce with the consent of the Company (the applicable of such date and times described in this clause (x), the “Election Deadline”) and (y) (except with respect to Book Entry Company Shares, in respect of which such other customary evidence as determined by the Exchange Agent shall be provided in lieu of Certificates) accompanied by the Certificate(s) representing the Company Shares as to which the election is being made (or by an appropriate guarantee of delivery of such Certificate(s) by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program, provided that such Certificates are in fact delivered to the Exchange Agent within three trading days after the date of execution of such guarantee of delivery), together with a duly completed letter of transmittal. The Company shall use its best efforts to make a Form of Election (and where applicable, appropriate transmittal materials) available to all Persons who become holders of record of Company Shares (other than (1) any Company Shares represented by the Company RSUs, the Company PUAs and Company Other Awards that are outstanding immediately prior to the Effective Time, all of which shall be treated solely as provided in Section 4.5 and (2) Excluded Company Shares) between the date the Forms of Election are mailed and the Election Deadline. Parent shall determine, in its reasonable discretion, which discretion and authority it may delegate in whole or in part to the Exchange Agent, whether Forms of Election (and where applicable, appropriate transmittal materials) have been properly completed, signed and submitted or revoked. The decision of Parent (or the Exchange Agent, as the case may be) in such matters shall be conclusive and binding. A holder of Company Shares that does not submit an effective Form of Election prior to the Election Deadline shall be deemed to have made a Stock Election.

(iv)       Revocation of Election. An election may be revoked, but only by written notice received by the Exchange Agent prior to the Election Deadline. Any Certificate(s) representing Company Shares that have been submitted to the Exchange Agent in connection with an election shall be returned without charge to the holder thereof in the event such election is revoked as aforesaid and such holder requests in writing the return of such Certificate(s) or Book Entry Company Shares. Upon any such revocation, unless a duly completed Form of Election is thereafter submitted prior to the Election Deadline in accordance with Section 4.2(b)(ii) and Section 4.2(b)(iii), such Company Shares shall be Stock Election Shares. In the event that this Agreement is terminated in accordance with Article VIII and any Company Shares have been transmitted to the Exchange Agent pursuant to the provisions of this Agreement, such Company Shares shall promptly be returned without charge to the Person submitting the same.

(v)       Proration for Oversubscription of Cash Election. In the event that the aggregate number of Company Shares in respect of which Cash Elections have been made (collectively, the “Cash Election Shares”) exceeds the Cash Election Number, all Company Shares in respect of which Stock Elections have been made, or deemed by Parent in its reasonable discretion to have been made, pursuant to this Section 4.2 (the “Stock Election Shares”) shall be converted into the right to receive Stock Consideration, and all Cash Election Shares shall be converted into the right to receive Stock Consideration or Cash Consideration in the following manner:

(A)       the Cash Election Shares held by each record holder of Company Shares shall be deemed converted to Stock Election Shares, on a pro-rata basis based on the ratio that the number of Cash Election Shares held by such holder bears to the total number of Company Shares in respect of which Cash Elections have been made, such that the aggregate number of Cash Election Shares so deemed converted, when added to the other Stock Election Shares, shall equal as closely as practicable the Stock Election Number (rounding the number of Cash Election Shares of a holder that are to remain Cash Election Shares downward where needed), and all such Cash Election Shares so deemed converted (“Deemed Converted Cash Election Shares”) shall be converted into the right to receive Stock Consideration (and cash in lieu of fractional Parent Shares pursuant to Section 4.2(e)). For example, and by way of illustration only, if the aggregate number of Company Shares in respect of which Cash Elections had been made were three times the Cash Election Number, each record holder of Company Shares holding Cash Election Shares would receive, in respect of the Company Shares for which he had made a Cash Election, Cash Consideration for approximately one-third of such Company Shares and Stock Consideration for approximately two-thirds of such Company Shares; and

(B)       any remaining Cash Election Shares shall be converted into the right to receive Cash Consideration.

For the avoidance of doubt, in the circumstances where this Section 4.2(b)(v) is applicable, each record holder of Cash Election Shares shall to the extent reasonably possible receive the same proportion of Cash Consideration, and the same proportion of Stock Consideration, with respect to their aggregate Cash Election Shares and Deemed Converted Cash Election Shares as each other record holder of Cash Election Shares receives in respect of their aggregate Cash Election Shares and Deemed Converted Cash Election Shares.

(vi)       Default Allocation. In the event that clause (v) of this Section 4.2(b) is not applicable, (A) all Cash Election Shares shall be converted into the right to receive Cash

Consideration, and (B) all Stock Election Shares and Company Shares in respect of which Stock Elections are deemed by Parent in its reasonable discretion to have been made pursuant to this Section 4.2 shall be converted into the right to receive Stock Consideration (and cash in lieu of fractional Parent Shares pursuant to Section 4.2(e)).

(vii)       The Exchange Agent, in consultation with Parent, shall make all computations to give effect to this Section 4.2.

(c)       Distributions with Respect to Unexchanged Company Shares; Voting. All Parent Shares to be issued pursuant to the First Merger shall be deemed issued and outstanding as of the Effective Time and whenever a dividend or other distribution is declared by Parent in respect of Parent Shares, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distributions in respect of all Stock Consideration issuable pursuant to this Agreement. No dividends or other distributions in respect of the Parent Shares shall be paid to any holder of any unsurrendered Certificate or Book Entry Company Share until such Certificate (or affidavits of loss in lieu of the Certificate as provided in Section 4.2(g)) or Book Entry Company Share is surrendered for exchange in accordance with this Article IV. Subject to the effect of applicable Laws, following surrender of any such Certificate (or affidavits of loss in lieu of the Certificate as provided in Section 4.2(g)) or Book Entry Company Share that has been converted into the right to receive the Stock Consideration, there shall be issued and/or paid to the holder of the certificates representing whole Parent Shares (or as applicable, Book Entry Parent Shares) issued in exchange therefor, without interest, (A) at the time of such surrender, the dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole Parent Shares and not paid and (B) at the appropriate payment date, the dividends or other distributions payable with respect to such whole Parent Shares with a record date after the Effective Time but with a payment date subsequent to surrender. No holder of Certificates or Book Entry Company Shares that have been converted into the right to receive Cash Consideration shall be entitled to receive any amount pursuant to this Section 4.2(c) in respect of such Certificates or Book Entry Company Shares.

(d)       Transfers. From and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the Company Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificate or Book Entry Company Share is presented to the Surviving Corporation, Parent or the Exchange Agent for transfer, it shall be cancelled and exchanged for the aggregate Per Share Merger Consideration (and to the extent applicable, cash in lieu of fractional shares pursuant to Section 4.2(e) and/or any dividends or other distributions pursuant to Section 4.2(c)) to which the holder thereof is entitled pursuant to this Article IV.

(e)       Fractional Company Shares. Notwithstanding any other provision of this Agreement, no fractional Parent Shares will be issued and any holder of Company Shares entitled to receive a fractional Parent Share but for this Section 4.2(e) shall be entitled to receive a cash payment in lieu thereof, without interest, which payment shall be calculated by the Exchange Agent and shall be an amount equal to the product of (i) the average of the closing prices per Parent Share on the New York Stock Exchange (the “NYSE”), as reported in the Wall Street Journal (or if not reported thereby, as reported in another authoritative source), for the five full trading days ending on the second business day immediately preceding the date on which the Effective Time occurs multiplied by (ii) the fraction of a Parent Share (after taking into account all Company Shares held by such holder at the Effective Time and rounded to the nearest one thousandth when expressed in decimal form) to which such holder would otherwise be entitled. No such holder shall be entitled to dividends, voting rights or any other rights in respect of any fractional Parent Shares. No holder of Certificates or Book Entry Company Shares that have been converted into the right to receive Cash Consideration shall be entitled to receive any amount pursuant to this Section 4.2(e) in respect of such Certificates or Book Entry Company Shares.

(f)       Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments of the Exchange Fund and any Parent Shares) that remains unclaimed by the stockholders of the Company for 180 days after the Effective Time shall be delivered to Parent. Any holder of Company Shares (other than Excluded Company Shares) who has not theretofore complied with this Article IV shall thereafter look only to Parent for delivery of any Per Share Merger Consideration (and to the extent applicable, cash in lieu of fractional shares pursuant to Section 4.2(e) and/or any dividends or other distributions pursuant to Section 4.2(c)), payable and/or issuable pursuant to Section 4.1 and Section 4.2 upon due surrender of their Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 4.2(g)) or Book Entry Company Shares, in each case, without any interest thereon. Notwithstanding the foregoing, none of the Surviving Corporation, Parent, the Exchange Agent or any other Person shall be liable to any former holder of Company Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. Any portion of the Exchange Fund which remains undistributed to the holders of Company Shares immediately prior to the time at which the Exchange Fund would otherwise escheat to, or become property of, any Governmental Entity, shall, to the extent permitted by Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto. For the purposes of this Agreement, the term “Person” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity (as defined in Section 5.1(d)) or other entity of any kind or nature.

(g)       Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in customary amount and upon such terms as may be required by Parent as indemnity against any claim that may be made against Parent, the Exchange Agent or any of Parent’s Subsidiaries with respect to such Certificate, the Exchange Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the applicable Per Share Merger Consideration, and (to the extent applicable) any cash pursuant to Section 4.2(e) or unpaid dividends or other distributions pursuant to Section 4.2(c), that would have been payable or deliverable in respect thereof pursuant to this Agreement had such lost, stolen or destroyed Certificate been surrendered.

4.3.       Appraisal Rights. In accordance with Section 262 of the DGCL, no appraisal rights shall be available to holders of Company Shares in connection with the First Merger.

4.4.       Adjustments. Notwithstanding anything in this Agreement to the contrary, if, between the date of this Agreement and the Effective Time, the issued and outstanding Company Shares or securities convertible or exchangeable into or exercisable for Company Shares or the issued and outstanding Parent Share or securities convertible or exchangeable into or exercisable for Parent Shares, shall have been changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, then the Per Share Merger Consideration and the Cash Election Number shall be equitably adjusted, without duplication, to proportionally reflect such change and as so adjusted shall, from and after the date of such event, be the Per Share Merger Consideration; provided that nothing in this Section 4.4 shall be construed to permit the Company to take any of the foregoing actions with respect to its securities to the extent otherwise prohibited by the terms of this Agreement.

4.5.       Treatment of Stock Plans.

(a)       Vested Company RSUs. At the Effective Time, each outstanding restricted stock unit under the Stock Plans (as defined in Section 5.1(b)(i)) (a “Company RSU”) that is vested as of the Effective Time (after application of any vesting acceleration provisions set forth in the terms of such Company RSU, if any) (each, a “Vested Company RSU”) shall, automatically and without any action on the part of the holder thereof, be cancelled and shall only entitle the holder of such Vested Company RSU to receive (without interest), as soon as reasonably practicable after the Effective Time, an amount in cash equal to (x) the number of Company Shares subject to such Vested Company RSU immediately prior to the Effective Time multiplied by (y) the Cash Consideration, less applicable Taxes required to be withheld with respect to such payment; provided, that, with respect to any Vested Company RSUs that constitute nonqualified deferred compensation subject to Section 409A of the Code and that are not permitted to be paid as soon as reasonably practicable after the Effective Time without triggering a Tax or penalty under Section 409A of the Code, such payment shall be made at the earliest time permitted under the Stock Plans and applicable award agreement that will not trigger a Tax or penalty under Section 409A of the Code.

(b)       Unvested Company RSUs. At the Effective Time, each outstanding Company RSU that is not vested as of the Effective Time (after application of any vesting acceleration provisions set forth in the terms of such Company RSU, if any) (each, an “Unvested Company RSU”) shall, automatically and without any action on the part of the holder thereof, cease to represent a restricted stock unit denominated in Company Shares and shall be converted into a restricted stock unit denominated in Parent Shares (a “Parent RSU”). The number of shares of Parent Shares subject to each such Parent RSU shall be equal to the product (rounded down to the nearest whole number) of (x) the number of Company Shares subject to such Company RSU immediately prior to the Effective Time multiplied by (y) the Exchange Ratio. Except as specifically provided in this Section 4.5(b), following the Effective Time, each such Parent RSU shall continue to be governed by the same terms and conditions (including vesting terms) as were applicable to the applicable Company RSU immediately prior to the Effective Time.

(c)       Company PUAs. At the Effective Time, each outstanding performance unit award (a “Company PUA”) under the Stock Plans, whether vested or unvested, shall, automatically and without any action on the part of the holder thereof, remain a performance unit award denominated in the same cash value as the Company PUA, except that any references in such Company PUA to Company Shares shall be to Parent Shares (a “Parent PUA”). Except as specifically provided above, following the Effective Time, each such Parent PUA shall continue to be governed by the same terms and conditions (including vesting terms) as were applicable to the applicable Company PUA immediately prior to the Effective Time, provided that the performance metrics shall be adjusted by the Company with the approval of Parent to reflect the First Merger.

(d)       Company Awards. At the Effective Time, each right of any kind, contingent or accrued, to acquire or receive Company Shares or benefits measured by the value of Company Shares, and each award of any kind consisting of Company Shares that may be held, awarded, outstanding, payable or reserved for issuance under the Stock Plans and any other Company Benefit Plans (as defined in Section 5.1(h)(i)), other than Company RSUs and Company PUAs (the “Company Other Awards”), shall, automatically and without any action on the part of the holder thereof, be deemed to be converted into the right to acquire or receive benefits measured by the value of (as the case may be) the number of Parent Shares equal to the product (rounded down to the nearest whole number) of (x) the number of Company Shares subject to such Company Other Award immediately prior to the Effective Time multiplied by (y) the Exchange Ratio, and to the extent such Company Other Award provides for payments to the extent the value of the Company Shares exceeds a specified reference price, at a reference price per share (rounded to the nearest whole cent) equal to (A) the reference price per Company Share immediately prior to the Effective Time divided by (B) the Exchange Ratio. Except as specifically provided above, following the Effective Time, each such right shall otherwise be subject to the same terms and conditions (including, as applicable, vesting and exercisability terms) as were applicable to the rights under the relevant Stock Plan or other Company Benefit Plan immediately prior to the Effective Time; provided that any applicable performance metrics shall be adjusted by the Company with the approval of Parent to reflect the First Merger.

(e)       Registration. If registration of any interests in the Stock Plans or other Company Benefit Plans or the Parent Shares issuable thereunder is required under the Securities Act of 1933, as amended (the “Securities Act”), Parent shall file with the Securities and Exchange Commission (the “SEC”) within 10 business days after the Effective Time a registration statement on Form S-8 with respect to such interests or Parent Shares, and shall use its reasonable best efforts to maintain the effectiveness of such registration statement for so long as the relevant Stock Plans or other Company Benefit Plans, as applicable, remain in effect and such registration of interests therein or Parent Shares issuable thereunder continues to be required.

(f)       ESPP. As soon as practicable following the date of this Agreement, the Company will take all actions necessary to terminate purchases under the Company Employee Stock Purchase Plan (the “ESPP”) and return contributions to participants in accordance with the terms of the ESPP.

(g)       Corporate Actions. At or prior to the Effective Time, the Company, the board of directors of the Company and the compensation committee of the board of directors of the Company, as applicable, shall adopt any resolutions and take any actions which are necessary to effectuate the provisions of Section 4.5(a) through Section 4.5(d). The Company shall take all actions necessary to ensure that, from and after the Effective Time, neither Parent nor the Surviving Corporation will be required to deliver Company Shares or other capital stock of the Company to any Person pursuant to or in settlement of Company Equity Awards. Parent shall take all actions which are necessary for the assumption of the Company RSUs, Company PUAs and Company Other Awards (the “Company Equity Awards”) pursuant to Section 4.5(a) through Section 4.5(d) including the reservation, issuance and listing of Parent Shares as necessary to effect the transactions contemplated by this Section 4.5.

ARTICLE V

Representations and Warranties

5.1.       Representations and Warranties of the Company. Except as set forth in the Company Reports or the MLP Reports (each as defined in Section 5.1(e)(i)) publicly filed with the SEC prior to the date of this Agreement (excluding, in each case, any disclosures set forth in any risk factor section or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) or in the corresponding sections or subsections of the disclosure letter delivered to Parent by the Company prior to entering into this Agreement (the “Company Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent), the Company hereby represents and warrants to Parent, Merger Sub 1 and Merger Sub 2 that:

(a)       Organization, Good Standing and Qualification. Each of the Company and its Significant Subsidiaries is a legal entity duly organized and validly existing under the Laws (as defined in Section 5.1(i)(i)) of its respective jurisdiction of organization. Each of the Company and its Significant Subsidiaries is in good standing under the Laws of its respective jurisdiction of organization, and each other Subsidiary of the Company is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization, and each of the Company and its Subsidiaries has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect (as defined below). The Company has made available to Parent complete and correct copies of the Company’s and its Significant Subsidiaries’ certificates of incorporation and by-laws or comparable governing documents, each as amended to the date of this Agreement, and each as so delivered is in full force and effect. Section 5.1(a) of the Company Disclosure Letter contains a correct and complete list of each jurisdiction where the Company and its Significant Subsidiaries are organized. As used in this Agreement, the term (i) “Subsidiary” means, when used with respect to any Person, any corporation, partnership, limited liability company or other organization, whether incorporated or unincorporated, of which (A) such Person or any of its Subsidiaries is a general partner or holds a majority of the voting interests of a partnership or (B) at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions is directly or indirectly owned or controlled by such Person or by one or more of its Subsidiaries, (ii) “Significant Subsidiary” is as defined in Rule 1.02(w) of Regulation S-X promulgated pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and for the avoidance of doubt shall with respect to the Company include the MLP (as defined in Section 5.1(b)(ii)) and (iii) “Company Material Adverse Effect” means a material adverse effect on the financial condition, properties, assets, liabilities, business or results of operations of the Company and its Subsidiaries taken as a whole, excluding any effect to the extent resulting from any of the following:

(A)       changes in the economy or financial markets generally in the United States or any other country or changes that are the result of acts of war, sabotage or terrorism or of natural disasters;

(B)       changes that are the result of factors generally affecting the petrochemical refining or pipeline industries;

(C)       (i) the (1) announcement, or (2) consummation, of the transactions contemplated by this Agreement; provided that the exception in clause (2) shall not apply to any representation or warranty contained in Section 5.1 of this Agreement if the primary purpose of such representation or warranty is from the face of such representation or warranty to address the consequences resulting from the consummation of the Merger; or (ii) any litigation brought by or on behalf of any current or former holder of Company Shares, in its capacity as such, arising from allegations of any breach of fiduciary duty or violation of Law relating to this Agreement or the Merger;

(D)       changes in Law or in United States generally accepted accounting principles after the date of this Agreement;

(E)       any failure in and of itself by the Company and its Subsidiaries to meet any estimates or projections of financial performance for any period ending on or after the date of this Agreement and prior to the Closing; provided that the exception in this clause shall not prevent or otherwise affect a determination that any change, effect, circumstance or development underlying such failure has resulted in, or contributed to, a Company Material Adverse Effect;

(F)       a decline in the price or trading volume of the Company Shares (or of the equity securities of any Company Subsidiary) on the NYSE; provided that, the exception in this clause shall not prevent or otherwise affect a determination that any change, effect, circumstance or development underlying such decline has resulted in, or contributed to, a Company Material Adverse Effect;

(G)       (1) any action taken (or omitted to be taken) at the written request of Parent or that is expressly required by this Agreement or (2) the failure to take any specific action expressly prohibited by this Agreement for which Parent declined to consent; and

(H)       any change in the prices of natural gas, crude oil, refined petroleum products, other hydrocarbon products or natural gas liquids or products produced from hydrocarbon products, natural gas liquids or crack spreads, except, with respect to clauses (A), (B), (D) and (H), to the extent such change, event, circumstance or development (i) primarily relates only to (or has the effect of primarily relating only to) the Company and its Subsidiaries or (ii) disproportionately adversely affects the Company and its Subsidiaries compared to other companies of similar size operating in the petrochemical refining and pipeline industries.

(b)       Capital Structure.

(i)       The authorized capital stock of the Company consists of 240,000,000 Company Shares and 10,000,000 shares of preferred stock, par value $0.01 per share (“Company Preferred Shares”). As of the close of business on November 14, 2016, (A) 108,430,422 Company Shares were issued and outstanding (not including Company Shares held in treasury), (B) no Company Shares were held in treasury, (C) no Company Preferred Shares were issued or outstanding, (D) 658,506 Company Shares were reserved for issuance under the Company 2010 Incentive Plan, no Company Shares were reserved for issuance under the Company 2006 Long-Term Incentive Plan and 813,848 Company Shares were reserved for issuance under the Amended and Restated Northern Tier Energy LP 2012 Long Term Incentive Plan (the “Stock Plans”) and (E) no other shares of capital stock or other voting securities of the Company were issued, reserved for issuance or outstanding. Section 5.1(b)(i) of the Company Disclosure Letter contains the Company’s best good faith estimate of the total number of outstanding Vested Company RSUs and the total number of outstanding Unvested Company RSUs, respectively, and a correct and complete list of each outstanding Company Equity Award under the Stock Plans, including the holder, date of grant, term, number of Company Shares and, where applicable, vesting schedule. Within 10 business days following the date of this Agreement, the Company will update Section 5.1(b)(i) of the Company Disclosure Letter to indicate, for each Company RSU, whether it is a Vested Company RSU or Unvested Company RSU. All outstanding Company Shares are, and all Company Shares reserved for issuance in accordance with the Stock Plans, when issued upon exercise thereof or in accordance with the respective terms thereof, will be, duly authorized, validly issued, fully paid and nonassessable, free and clear of any lien, charge, pledge, security interest, claim or other encumbrance (a “Lien”). Each of the outstanding shares of capital stock or other securities of each of the Company’s Significant Subsidiaries (other than the MLP) is duly authorized, validly issued, fully paid and nonassessable and, except as disclosed in Section 5.1(b)(iii) of the Company Disclosure Letter, owned by the Company or by a direct or indirect wholly-owned Subsidiary of the Company, free and clear of all Liens. Except as set forth above in this Section 5.1(b)(i), and for changes after the date hereof in compliance with Section 6.1(a), there are no (i) shares of capital stock or other securities of, or ownership interests in, the Company, (ii) securities of the Company or any of its Subsidiaries convertible into or exchangeable or exercisable for, or giving any Person a right to subscribe for or acquire, any shares of capital stock or other securities of or ownership interests in the Company or any Subsidiary, (iii) preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that (A) give any Person the right to purchase or acquire from the Company or any Company Subsidiary, or (B) obligate the Company or any of its Subsidiaries to issue or sell, any capital stock, securities of, or ownership interests in, or securities convertible into or exchangeable or exercisable for capital stock or securities of, or ownership interests in, the Company or any Company Subsidiary or (iv) obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any capital stock or securities of, or ownership interests in, or any securities convertible into or exchangeable or exercisable for any capital stock or securities of, or ownership interests in, the Company or any Company Subsidiary. Neither the Company nor the MLP has outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of the Company or the unitholders of the MLP on any matter.

(ii)       As of the close of business on November 14, 2016, there were (A) 38,074,324 common units of Western Refining Logistics, LP (the “MLP”) issued and outstanding, of which 9,207,847 were owned directly or indirectly by the Company, (B) 22,811,000 subordinated units of the MLP issued and outstanding, all of which were owned directly or indirectly by the Company and (C) 285,155 common units of the MLP reserved for issuance under the MLP 2013 Long Term Incentive Plan. Section 5.1(b)(ii) of the Company Disclosure Letter contains a correct and complete list of each outstanding phantom unit or other award under the MLP 2013 Long Term Incentive Plan, including the type of award, holder, date of grant, term, number of units and, where applicable, vesting schedule. The sole general partner of the MLP is Western Refining Logistics GP, LLC, which is a wholly-owned subsidiary of the Company. All of the outstanding equity interests of the MLP are duly authorized and validly issued, free and clear of all Liens in accordance with the MLP’s Second Amended and Restated Agreement of Limited Partnership, dated October 30, 2015 (the “Partnership Agreement”) and are fully paid (to the extent required by the Partnership Agreement) and non-assessable. Except as set forth above in this Section 5.1(b)(ii), and for changes after the date hereof in compliance with Section 6.1(a), there are no equity interests in, or any securities convertible into or exchangeable or exercisable for any equity interests in, the MLP. Each Subsidiary of the MLP is wholly-owned by the MLP.

(iii)       Section 5.1(b)(iii) of the Company Disclosure Letter sets forth each material Company Subsidiary that is not wholly-owned by the Company or another wholly-owned Subsidiary of the Company (other than the MLP). The Company does not own, directly or indirectly, any voting interest in any Person that requires an additional filing by Parent under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (the “HSR Act”).

(c)       Corporate Authority; Approval and Fairness. (i)   The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and the Voting Agreements and to consummate the Merger, subject only to adoption of this Agreement by the holders of a majority of the outstanding Company Shares entitled to vote on such matter at a stockholders’ meeting duly called and held for such purpose (the “Requisite Company Vote”). The Requisite

Company Vote is the only vote of the holders of capital stock of the Company that is necessary under applicable Law, NYSE rules, and the Company’s certificate of incorporation and bylaws to adopt, approve and authorize this Agreement. This Agreement and the Voting Agreements have been duly executed and delivered by the Company and constitute valid and binding agreements of the Company enforceable against the Company in accordance with their respective terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(ii)       The board of directors of the Company has (A)  unanimously determined that the First Merger is fair to, and in the best interests of, the Company and its stockholders, approved and declared advisable this Agreement and the Voting Agreements and the First Merger and the other transactions contemplated hereby and thereby, and resolved to recommend the adoption of this Agreement to the holders of Company Shares (the “Company Recommendation”), (B) directed that this Agreement be submitted to the holders of Company Shares for their adoption and (C) received the oral opinion of its financial advisor, Barclays Capital Inc., to the effect that the Per Share Merger Consideration to be offered to the holders of Company Shares (other than Excluded Company Shares) is fair, from a financial point of view, as of the date of such opinion and based upon and subject to the assumptions, limitations, qualifications and other matters set forth therein, to such holders. A signed copy of the written opinion of Barclays Capital Inc. rendered to the board of directors of the Company will promptly be delivered to Parent, solely for informational purposes, following receipt thereof by the Company. It is understood and agreed that such opinion is for the benefit of the Company’s board of directors and may not be relied upon by Parent, Merger Sub 1 or Merger Sub 2 or any other Person. The board of directors of the Company has taken all action so that Parent will not be an “interested stockholder” or prohibited from entering into or consummating a “business combination” with the Company (in each case as such term is used in Section 203 of the DGCL) as a result of the execution of this Agreement or the Voting Agreements or the consummation of the transactions in the manner contemplated hereby or thereby.

(d)       Governmental Filings; No Violations; Certain Contracts, Etc.  (i)  Other than the filings and/or notices (A) pursuant to Section 1.4, (B) under the HSR Act, the Exchange Act and the Securities Act, (C) required to be made with the NYSE, (D) under state securities, takeover and “blue sky” Laws and (E) (if any) required to be made with the Federal Communications Commission, no notices, reports or other filings are required to be made by the Company with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Company from, any domestic or foreign governmental or regulatory authority, agency, commission, body, court or other legislative, executive or judicial governmental entity (each, a “Governmental Entity”), in connection with the execution, delivery and performance of this Agreement and the Voting Agreements by the Company and the consummation of the Merger and the other transactions contemplated hereby and thereby, or in connection with the continuing operation of the business of the Company and its Subsidiaries following the Effective Time, except those that the failure to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement or any Voting Agreement.

(ii)       The execution, delivery and performance of this Agreement and the Voting Agreements by the Company do not, and the consummation of the First Merger and/or the Second Merger and the other transactions contemplated hereby and thereby will not, constitute or result in (A) a breach or violation of, or a default under, the certificate of incorporation or by-laws of the Company or the comparable governing documents of any of its Subsidiaries, (B) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or default under, the creation or acceleration of any obligations under, the loss of any benefits under, or the creation of a Lien on any of the assets of the Company or any of its Subsidiaries pursuant to (1) any agreement, lease, license, contract, note, mortgage, indenture, arrangement or other obligation (each, a “Contract”) binding upon the Company or any of its Subsidiaries or, (2) assuming (solely with respect to performance of this Agreement and consummation of the Merger and the other transactions contemplated hereby and by the Voting Agreements) compliance with the matters referred to in Section 5.1(d)(i), any Law to which the Company or any of its Subsidiaries is subject or (C) any change in the rights or obligations of any party under any Contract binding upon the Company or any of its Subsidiaries, except, in the case of clause (B) or (C) above, for any such breach, conflict, violation, termination, default, creation, acceleration, loss or change that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement or any Voting Agreement.

(e)       Company Reports; Financial Statements. (i) The Company has filed or furnished, as applicable, on a timely basis all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC pursuant to the Exchange Act or the Securities Act since December 31, 2013 (the “Applicable Date”) (the forms, statements, reports and documents filed or furnished since the Applicable Date and those filed or furnished subsequent to the date of this Agreement, including any amendments thereto, the “Company Reports”). The MLP has filed or furnished, as applicable, on a timely basis all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC pursuant to the Exchange Act or the Securities Act since the Applicable Date (the forms, statements, reports and documents filed or furnished since the Applicable Date and those filed or furnished subsequent to the date of this Agreement, including any amendments thereto, the “MLP Reports”). Each of the Company Reports and MLP Reports, at the time of its filing or being furnished complied, or if not yet filed or furnished, will when so filed or furnished comply, in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and any rules and regulations promulgated thereunder applicable to the Company Reports or MLP Reports, as applicable. As of their respective dates (or, if amended prior to the date of this Agreement, as of the date of such amendment), the Company Reports and the MLP Reports did not, and none of Company Reports and the MLP Reports filed with or furnished to the SEC subsequent to the date of this Agreement will when so filed or furnished, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. Each of the Company and the MLP is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE.

(ii)       Each of the Company and the MLP maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company or the MLP, as applicable, is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s or the MLP’s, as applicable, filings with the SEC and other public disclosure documents. The Company and the MLP each maintain internal control over financial reporting (as defined in and meeting the requirements of Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Each of the Company and the MLP has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to its auditors and the audit committee of its board of directors (A) any significant deficiencies in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect the Company’s or the MLP’s, as applicable, ability to record, process, summarize and report financial information and has identified for the Company’s or the MLP’s, as applicable, auditors and audit committee of its board of directors any material weaknesses in internal control over financial reporting and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s or the MLP’s internal control over financial reporting. The Company has made available to Parent as of the date hereof (i) a summary of any such disclosure made by management to the Company’s auditors and audit committee since December 31, 2014 and (ii) any material communication since December 31, 2014 made by management or the Company’s auditors to the audit committee required or contemplated by listing standards of NYSE, the audit committee’s charter or professional standards of the Public Company Accounting Oversight Board.

(iii)       Each of the consolidated balance sheets included in or incorporated by reference into the Company Reports or the MLP Reports (including the related notes and schedules) fairly presents in all material respects, or, in the case of Company Reports and MLP Reports filed after the date of this Agreement, will fairly present in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries (or, in the case of the consolidated balance sheets included in or incorporated by reference into the MLP Reports, of the MLP and its consolidated Subsidiaries) as of its date and each of the consolidated statements of operations, comprehensive income, changes in equity and cash flows included in or incorporated by reference into the Company Reports (or, in the case of the consolidated statements of operations, comprehensive income, changes in equity and cash flows included in or incorporated by reference into the MLP Reports, of the MLP and its consolidated Subsidiaries), including any related notes and schedules, fairly presents in all material respects, or in the case of Company Reports and MLP Reports filed after the date of this Agreement, will fairly present in all material respects, the results of operations, cash flows, retained earnings (loss) and changes in financial position, as the case may be, of the Company and its consolidated Subsidiaries (or as applicable, the MLP and its consolidated Subsidiaries) for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect), in each case in accordance with U.S. generally accepted accounting principles (“GAAP”) consistently applied during the periods involved, except as may be noted therein.

(f)       Absence of Certain Changes. (i) Since December 31, 2015, the Company and its Subsidiaries have conducted their respective businesses in the ordinary course of such businesses consistent with past practices.

(ii)       Since December 31, 2015, there has not been any change in the financial condition, properties, assets, liabilities, business or results of their operations or any circumstance, occurrence or development of which the Company has Knowledge (as defined below) which, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

(iii)       From December 31, 2015 through the date of this Agreement, there has not been any material change in any method of accounting or accounting practices by the Company or any of its Subsidiaries, except as required by changes in GAAP or the Exchange Act.

(iv)       From December 31, 2015 through the date of this Agreement, there has not been any material increase in the compensation payable or to become payable to its officers or employees (except for increases in the ordinary course of business and consistent with past practice).

(g)       Litigation and Liabilities. There are no civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations or other proceedings pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries which to the Knowledge of the Company would reasonably be expected to result in any claims against, or obligations or liabilities of, the Company or any of its Subsidiaries, except for those that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement or any Voting Agreement. Neither the Company nor any of its Subsidiaries is a party to or subject to the provisions of any material judgment, order, writ, injunction, decree or award of any Governmental Entity. There are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than:  (1) liabilities or obligations disclosed and provided for in the most recent balance sheet included in the Company Reports or in the notes to such balance sheet; (2) liabilities or obligations incurred in the ordinary course of business since September 30, 2016; (3) liabilities or obligations incurred in connection with the transactions contemplated hereby; and (4) liabilities or obligations that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. This Section 5.1(g) shall not apply to any actions, suits, claims, hearings, arbitrations, investigations or other proceedings against the Company or any of its Subsidiaries or any of their respective directors to the extent arising out of the Merger Agreement, the Merger or the other transactions contemplated by this Agreement. For purposes of this Agreement, “Knowledge” means (i) with respect to the Company, the actual knowledge after reasonable inquiry of the individuals listed in Section 5.1(g) of the Company Disclosure Letter and (ii) with respect to Parent, the actual knowledge after reasonable inquiry of the individuals listed in Section 1.1 of the Parent Disclosure Letter.

(h)       Employee Benefits.

(i)       Section 5.1(h)(i) of the Company Disclosure Letter sets forth an accurate and complete list of each material Company Benefit Plan. For purposes of this Agreement, “Company Benefit Plan” means any benefit or compensation plan, program, policy, practice, agreement, contract, arrangement or other obligation, whether or not in writing and whether or not funded, in each case, which is sponsored or maintained by, or required to be contributed to, or with respect to which any potential liability is borne by the Company or any of its Subsidiaries, including “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), employment, consulting, retirement, severance, termination or change in control agreements, deferred compensation, equity-based, incentive, bonus, supplemental retirement, profit sharing, insurance, medical, welfare, fringe or other benefits or remuneration of any kind.

(ii)       With respect to each material Company Benefit Plan in effect on the date hereof, the Company has made available to Parent, to the extent applicable, accurate and complete copies of the Company Benefit Plan document, including any amendments thereto, or, in the case of Company Benefit Plans for the 2016 calendar year, a summary description thereof.

(iii)       Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (A) each Company Benefit Plan (including any related trusts) has been established, operated and administered in compliance with its terms and applicable Laws, including, ERISA and the Code, (B) all contributions or other amounts payable by the Company or a Company Subsidiary with respect to each Company Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with generally accepted accounting principles, (C) there are no pending or, to the Company’s Knowledge, threatened claims (other than routine claims for benefits) or proceedings by a Governmental Entity by, on behalf of or against any Company Benefit Plan or any trust related thereto and (D) to the Company’s Knowledge, no compensation has been paid by the Company or any of its Subsidiaries and no amount is expected to be paid by the Company or any of its Subsidiaries, such that all or a portion of such payments would not be deductible by the payor.

(iv)       Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter from the Internal Revenue Service and, to the Company’s Knowledge, nothing has occurred that would adversely affect the qualification or tax exemption of any such Company Benefit Plan. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, neither the Company nor a Company Subsidiary has engaged in a transaction in connection with which the Company or a Company Subsidiary reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code.

(v)       With respect to any “multiemployer plan” (as defined in Section 3(37) of ERISA) established, participated in, contributed to, or required to be contributed to in the last six years, by the Company or any ERISA Affiliates, neither the Company nor any ERISA Affiliates has incurred any withdrawal liability under Title IV of ERISA that remains unsatisfied, except which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. For purposes of this Agreement, “ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with the

Company or any of its Subsidiaries as a “single employer” within the meaning of Section 414 of the Code.

(vi)       Neither the Company nor any of its Subsidiaries has or is expected to incur any material liability under subtitles C or D of Title IV of ERISA with respect to any ongoing, frozen or terminated “single-employer plan”, within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them or any ERISA Affiliate. With respect to any Company Benefit Plan subject to the minimum funding requirements of Section 412 of the Code or Title IV of ERISA, (A) no such plan is, or is expected to be, in “at-risk” status (within the meaning of Section 303(i)(4)(A) of ERISA or Section 430(i)(4)(A) of the Code), (B) the Pension Benefit Guaranty Corporation has not instituted proceedings to terminate any such Company Benefit Plan, and (C) no “reportable event” within the meaning of Section 4043 of ERISA (excluding any such event for which the 30 day notice requirement has been waived under the regulations to Section 4043 of ERISA) has occurred, nor has any event described in Sections 4062, 4063 or 4041 of ERISA occurred.

(vii)       Except as required by applicable Law, no material Company Benefit Plan provides retiree or post-employment medical, disability, life insurance or other welfare benefits to any Person, and none of the Company or any of its Subsidiaries has any obligation to provide such benefits.

(viii)       Neither the execution and delivery of this Agreement, shareholder or other approval of this Agreement nor the consummation of the transactions contemplated by this Agreement could, either alone or in combination with another event, (A) entitle any current or former employee, director, officer or independent contractor of the Company or any of its Subsidiaries to severance pay or any material increase in severance pay, (B) accelerate the time of payment or vesting, or materially increase the amount of compensation due to any such employee, director, officer or independent contractor, (C) directly or indirectly cause the Company to transfer or set aside any assets to fund any material benefits under any Company Benefit Plan, (D) otherwise give rise to any material liability under any Company Benefit Plan, (E) limit or restrict the right to merge, materially amend, terminate or transfer the assets of any Company Benefit Plan on or following the Effective Time, or (F) result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

(ix)       Neither the Company nor any Subsidiary has any obligation to provide, and no Company Benefit Plan or other agreement provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under of Section 280G of the Code.

(i)       Compliance with Laws.

(i)       The businesses of each of the Company and its Subsidiaries are and have at all times since the Applicable Date been in compliance with all applicable federal, state, local or foreign laws, statutes or ordinances, common laws or any rules, regulations, standards, judgments, orders, writs, injunctions, decrees, arbitration awards, agency requirements, licenses or permits of any Governmental Entity (collectively, “Laws”), except for violations that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement or any Voting Agreement. Except with respect to regulatory matters covered by Section 6.5, no investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, to the Knowledge of the Company, threatened, nor has any Governmental Entity indicated an intention to conduct the same, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company, its Subsidiaries (other than the MLP and its Subsidiaries) and, to the Knowledge of the Company, the MLP and its Subsidiaries, each has obtained and is in compliance with all permits, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders issued or granted by a Governmental Entity (“Licenses”) necessary to conduct its business as presently conducted, except those the absence of which would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement or any Voting Agreement.

(ii)       Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (A) the Company and its Subsidiaries have developed and implemented a compliance program that includes corporate policies and procedures designed to ensure compliance with the Anti-Corruption Laws, (B) there have been no voluntary disclosures by the Company or any of its Subsidiaries under any Anti-Corruption Law, (C) no Governmental Entity has notified the Company or any Company Subsidiary in writing of any actual or alleged violation or breach of any Anti-Corruption Law, (D) neither the Company nor any Company Subsidiary has undergone or is undergoing any audit, review, inspection, investigation, survey or examination of records relating to the Company’s or any Company Subsidiary’s compliance with any Anti-Corruption Law, and to the Company’s Knowledge, there is no basis for any such audit, review, inspection, investigation, survey or examination of records, (E) neither the Company nor any Company Subsidiary has been or is now under any administrative, civil or criminal charge or indictment or, to the Company’s Knowledge, investigation, alleging non-compliance with the Anti-Corruption Laws, nor, to the Company’s Knowledge, is there any basis for any such charge, indictment or investigation and (F) neither the Company nor any Company Subsidiary has been or is now a party to any administrative or civil litigation alleging noncompliance with any Anti-Corruption Law, nor, to the Company’s Knowledge, is there any basis for any such proceeding. “Anti-Corruption Laws” means, with respect to any Person, the U.S. Foreign Corrupt Practices Act of 1977, as amended, and any other similar Laws applicable to such Person or any of its Subsidiaries regarding corruption, commercial bribery or the use of funds for political activity.

(j)       Takeover Statutes. Other than Section 203 of DGCL (from which the Company has taken all action necessary to exempt the First Merger, this Agreement, the Voting Agreement and the transactions contemplated hereby and thereby), no “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation (each, a “Takeover Statute”) or any anti-takeover provision in the Company’s certificate of incorporation or by-laws (or in the organizational documents of the MLP) is applicable to the Company, the MLP, the Company Shares, the equity interests of the MLP, any Voting

Agreement, the Merger or the other transactions contemplated by this Agreement or any Voting Agreement.

(k)       Environmental Matters.

(i)       Except as would not, individually or in the aggregate, reasonably be expected to be a Company Material Adverse Effect: (A) Company and its Subsidiaries have complied at all times since the Applicable Date with all applicable Environmental Laws; (B) no property currently or, to the Knowledge of the Company, formerly owned, operated or utilized by the Company or any of its Subsidiaries (including soils, groundwater, surface water, buildings and surface and subsurface structures) has been contaminated with any Hazardous Substance requiring remediation or other action pursuant to any Environmental Law; (C) neither Company nor any of its Subsidiaries has incurred liability for any Hazardous Substance disposal or contamination on any third party property; (D) neither Company nor any of its Subsidiaries has received any notice, demand, letter, claim or request for information alleging that Company or any of its Subsidiaries is in violation of or subject to liability under any Environmental Law; (E) neither Company nor any of its Subsidiaries is subject to any order, decree, injunction, settlement or other agreement with any Governmental Entity or any indemnity or other agreement with any third party assigning or otherwise imposing liability or obligations relating to any Environmental Law; and (F) to the Knowledge of the Company, there are no other conditions or occurrences involving Company or any of its Subsidiaries that would reasonably be expected to result in any claim, liability or investigation to the Company or any of its Subsidiaries pursuant to any Environmental Law.

(ii)       As used in this Agreement, the following terms have the following meanings:

(A)       “Environmental Law” means Law relating to: (A) the protection of the environment or health and safety as it relates to any Hazardous Substance, (B) the handling, disposal, release or threatened release of, or contamination by, any Hazardous Substance or (C) indoor air, employee exposure, wetlands, pollution, contamination or any injury or threat of injury to persons or property relating to any Hazardous Substance.

(B)       “Hazardous Substance” means any substance that is: (A) listed, classified or regulated pursuant to any Environmental Law; (B) any petroleum product, compound or by-product, asbestos-containing material, polychlorinated biphenyls, radioactive material or radon; and (C) any other substance that poses a risk of harm or is regulated due to a potential for harm by any Governmental Entity pursuant to any Environmental Law.

(l)       Tax Matters. As of the date of this Agreement, neither the Company nor any of its Affiliates has taken or agreed to take any action, nor does the Company have any Knowledge of any fact or circumstance, that would prevent the Merger and the other transactions contemplated by this Agreement from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code. For purposes of this Agreement, the term “Affiliate” when used with respect to any party shall mean any Person who is an “affiliate” of that party within the meaning of Rule 405 promulgated under the Securities Act.

(m)       Taxes. Except as has not had, and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

(i)       The Company and each of its Subsidiaries (A) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all Tax Returns (as defined below) required to be filed by any of them and all such filed Tax Returns are complete and accurate; (B) have paid all Taxes (as defined below) that are shown as due on such filed Tax Returns or that the Company or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, creditor or third party, except with respect to matters contested in good faith; and (C) have not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(ii)       As of the date of this Agreement, there are not pending or threatened in writing, any audits, examinations, investigations or other proceedings in respect of Taxes or Tax matters.

(iii)       There are no unresolved questions or claims concerning the Company’s or any of its Subsidiaries’ Tax liability that are not disclosed or provided for in the Company Reports.

(iv)       The Company has made available to Parent true and correct copies of the United States federal income Tax Returns filed by the Company and its Subsidiaries for each of the fiscal years ended December 31, 2015, 2014 and 2013.

(v)       Neither the Company nor any of its Subsidiaries has any liability with respect to income, franchise or similar Taxes that accrued on or before December 31, 2012 in excess of the amounts accrued with respect thereto that are reflected in the financial statements included in the Company Reports filed on or prior to the date of this Agreement.

(vi)       No outstanding claim has been made in writing against the Company or any of its Subsidiaries by any Tax authorities in a jurisdiction where the Company or its Subsidiaries does not file Tax Returns that the Company or its Subsidiaries is or may be subject to taxation by that jurisdiction.

(vii)       Neither the Company nor any of its Subsidiaries (A) has ever been a member of an affiliated, combined, consolidated or unitary Tax group for purposes of filing any Tax Return, other than, for purposes of filing, affiliated, combined, consolidated or unitary Tax Returns, a group of which the Company or any of its Subsidiaries was the common parent, (B) has any liability for Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), (C) is a party to or bound by any Tax sharing or allocation agreement, other than (I) agreements solely among the Company and/or its Subsidiaries, (II) agreements entered into in the ordinary course of business that do not primarily relate to Tax matters and (III) financing agreements or leases.

(viii)       Neither the Company nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, during the two year period prior to the date of this Agreement, in a transaction in which the parties to such distribution treated the distribution as one to which Section 355 of the Code applied, except for distributions occurring among members of the same group of affiliated corporations filing a consolidated federal income tax return.

(ix)       Neither the Company nor any of its Subsidiaries has participated in any reportable or listed transaction within the meaning of Treasury Regulations Section 1.6011-4(b).

(x)       No Liens for Taxes exist with respect to any of the Company’s assets or properties or those of its Subsidiaries, except for statutory Liens for Taxes not yet due and payable or that are being contested in good faith and reserved for in accordance with GAAP.

(xi)       No closing agreements, private letter rulings, technical advice memoranda or similar agreement or rulings have been entered into or issued by any taxing authority with respect to the Company or any of its Subsidiaries.

(xii)       Neither the Company nor any of its Subsidiaries will be required, as a result of (i) a change in accounting method for a Tax period beginning on or before the Effective Time to include any adjustment under Section 481(c) of the Code (or any similar provision of state, local or foreign law) in taxable income for any Tax period beginning on or after the Effective Time, or (ii) any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign tax law), to include any item of income in or exclude any item of deduction from any Tax period beginning on or after the Effective Time.

(xiii)       Since its inception, the MLP has been treated as a partnership for U.S. federal income tax purposes and the MLP has satisfied the gross income requirements of Section 7704(c) of the Code for each taxable year in which it was a publicly traded partnership.

As used in this Agreement, (i) the term “Tax” (including, with correlative meaning, the term “Taxes”) includes all federal, state, local and foreign income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, and (ii) the term “Tax Return” includes all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) required to be supplied to a Tax authority relating to Taxes.

(n)       Labor Matters.

(i)       Section 5.1(n)(i) of the Company Disclosure Letter sets forth an accurate and complete list of any material collective bargaining agreement or other agreement with a labor union or like organization that the Company or any of its Subsidiaries is a party to or otherwise bound by (collectively, the “Company Labor Agreements”), and to the Company’s Knowledge, there are no activities or proceedings by any individual or group of individuals, including representatives of any labor organizations or labor unions, to organize any employees of the Company or any of its Subsidiaries. The Company has made available to Parent accurate and complete copies of each material Company Labor Agreement. The execution and delivery of this Agreement, shareholder or other approval of this Agreement and the consummation of the transactions contemplated by this Agreement, either alone or in combination with another event, will not entitle any third party (including any labor organization or Governmental Entity) to any material payments under any of the Company Labor Agreements, and, except as would not, individually or in the aggregate, reasonably be expected to be a Company Material Adverse Effect, the Company and its Subsidiaries are in compliance with their obligations pursuant to all notification and bargaining obligations arising under any Company Labor Agreements.

(ii)       As of the date hereof, except as would not interfere in any material respect with the respective business activities of the Company or any of its Subsidiaries or be reasonably expected to result in a material liability of the Company and its Subsidiaries, (A) there is no strike, lockout, slowdown, work stoppage, job action, picketing, unfair labor practice or other labor dispute pending or, to the Company’s Knowledge, threatened, (B) there is no unfair labor practice charge against the Company or any of its Subsidiaries pending before the National Labor Relations Board or any comparable labor relations authority, and (C) there is no pending or, to the Company’s Knowledge, threatened arbitration or grievance, charge, complaint, audit or investigation by or before any Governmental Entity with respect to any current or former employees of the Company or any of its Subsidiaries.

(iii)       Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, since the Applicable Date, each of the Company and its Subsidiaries has been in compliance with the Company Labor Agreements and all applicable Laws respecting labor, employment, fair employment practices (including equal employment opportunity laws), terms and conditions of employment, workers’ compensation, occupational safety and health, affirmative action, employee privacy, plant closings, and wages and hours.

(iv)       Except as would not, individually or in the aggregate, reasonably be expected to be a Company Material Adverse Effect, there are no proceedings pending or, to the Company’s Knowledge, threatened against the Company or any of its Subsidiaries in any forum by or on behalf of any present or former employee of the Company or any of its Subsidiaries, any applicant for employment or classes of the foregoing alleging breach of any express or implied employment contract, violation of any Law governing employment or the termination thereof, or any other discriminatory, wrongful or tortious conduct on the part of the Company or any of its Subsidiaries in connection with the employment relationship.

(v)       Neither the Company nor any of its Subsidiaries has incurred any material liability or obligation under the Worker Adjustment and Retraining Notification Act and the regulations promulgated thereunder (the “WARN Act”) or any similar state or local Law that remains unsatisfied.

(o)       Intellectual Property.

(i)       Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company or one of its Subsidiaries own solely and exclusively all Intellectual Property that the Company and its Subsidiaries own or purport to own (“Company Intellectual Property”) free and clear of all Liens (other than Permitted Liens).

(ii)       Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (A) to the Company’s Knowledge, the Company and each of its Subsidiaries have sufficient rights to use all Intellectual Property used in their respective businesses as presently conducted, all of which rights shall survive the consummation of the transactions contemplated by this Agreement, (B) the Company Intellectual Property is subsisting, and, to the Knowledge of the Company, the issued or granted Registered Intellectual Property included therein is valid and enforceable and (C) no Company Intellectual Property is subject to any outstanding order, judgment, decree or agreement adversely affecting the Company’s or its Subsidiaries’ use of, or its rights to, such Intellectual Property.

(iii)       Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, to the Company’s Knowledge, neither the Company nor any of its Subsidiaries is infringing, misappropriating, or otherwise violating, or has infringed, misappropriated, or otherwise violated the valid and enforceable Intellectual Property rights of any third party during the six year period immediately preceding the date of this Agreement, and there are no pending, outstanding, or, to the Company’s Knowledge, threatened written notices (including invitations to take a license), actions, suits, claims, investigations or other legal proceedings asserting the same.

(iv)       To the Company’s Knowledge, no third party is infringing, misappropriating or otherwise violating any Company Intellectual Property, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(v)       Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and each of its Subsidiaries have taken all reasonable measures to protect the confidentiality and value of all Trade Secrets that are owned by the Company or any of its Subsidiaries, and to the Company’s Knowledge, such Trade Secrets have not been used, disclosed to or discovered by any Person except pursuant to appropriate non-disclosure and/or license agreements or obligations.

(vi)       To the Company’s Knowledge, the Company and each of its Subsidiaries have obtained from all parties (including current or former employees, officers, directors, consultants and contractors) who have created or developed any portion of, or otherwise who would have any rights in or to, Company Intellectual Property assignments of any work, invention, improvement or other rights in or to such Company Intellectual Property to the Company or its Subsidiaries, except where failure to do so would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(vii)       Except where failure to do so would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (A) the IT Assets owned or used by the Company or any of its Subsidiaries operate and perform in accordance with their documentation and functional specifications and otherwise as required by the Company and its Subsidiaries in connection with their business, (B) to the Company’s Knowledge, no Person has gained unauthorized access to such IT Assets, (C) the Company and each of its Subsidiaries implements commercially reasonable measures designed to (1) protect the confidentiality, integrity and security of its IT Assets and the information stored or contained therein or transmitted thereby from any unauthorized use, access, interruption or modification by third parties, and (2) prevent the introduction of “back door,” “time bomb,” “Trojan horse,” “virus,” “worm,” “spyware” and other malicious code into software used in the business of the Company and its Subsidiaries in a manner consistent with industry practice and (D) the Company and its Subsidiaries have implemented reasonable backup and disaster recovery technology consistent with industry practices.

(viii)       For purposes of this Agreement, the following terms have the following meanings:

“Intellectual Property” means, anywhere in the world, all (i) trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, Internet domain names, logos, symbols, trade dress, trade names, and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of same; (ii) inventions and discoveries, whether patentable or not, and all patents, registrations, invention disclosures and applications therefor, including divisions, continuations, continuations-in-part and renewal applications, and including renewals, extensions and reissues; (iii) confidential information, trade secrets and know-how, including processes, schematics, business methods, formulae, drawings, prototypes, models, designs, customer lists and supplier lists (collectively, “Trade Secrets”); (iv) published and unpublished works of authorship, whether copyrightable or not (including databases and other compilations of information), copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; and (v) all other intellectual property or proprietary rights.

“IT Assets” means computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment, and all associated documentation.

“Registered” means issued by, registered with or the subject of a pending application before any Governmental Entity or Internet domain name registrar.

(p)       Insurance. All material fire and casualty, general liability, business interruption, product liability, and sprinkler and water damage insurance policies maintained by the Company or any of its Subsidiaries (“Insurance Policies”) provide full and adequate coverage for all normal risks incident to the business of the Company and its Subsidiaries and their respective properties and assets, and are in character and amount at least equivalent to that carried by Persons engaged in similar businesses and subject to the same or similar perils or hazards, except for any such failures to maintain insurance policies that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Each Insurance Policy is in full force and effect and all premiums due with respect to all Insurance Policies have been paid, with such exceptions that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(q)       Material Contracts. Except for this Agreement and the Contracts filed as exhibits to publicly-available Company Reports, as of the date hereof, neither the Company nor any of its Subsidiaries is a party to or bound by any Contract

(i)       that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(ii)       pursuant to which the Company or any Company Subsidiary has any material continuing “earn-out” or other contingent payment obligations arising in connection with the acquisition or disposition by the Company of any business;

(iii)       containing any standstill or similar provision remaining in effect pursuant to which the Company or any Company Subsidiary has agreed not to acquire securities or material assets of another Person;

(iv)       that (A) limits in any material respect either the type of business in which the Company or its Subsidiaries (or in which Parent or any of its Subsidiaries after the Effective Time) may engage or the manner or locations in which any of them may so engage in any business (including through “non-competition” or “exclusivity” provisions), (B) would require the disposition of any material assets or line of business of the Company or its Subsidiaries or, after the Effective Time, Parent or its Subsidiaries or (C) grants “most favored nation” status that, following the Merger, would apply to Parent or any of its Subsidiaries, including the Company and its Subsidiaries;

(v)       that (A) is a material indenture, loan or credit Contract, loan note, mortgage Contract, letter of credit or other Contract representing, or any guarantee of, indebtedness of the Company or any Company Subsidiary or (B) is a material guarantee by the Company or any Company Subsidiary of the indebtedness of any Person other than the Company or a wholly-owned Subsidiary of the Company;

(vi)       that grants (A) rights of first refusal, rights of first negotiation or similar pre-emptive rights, or (B) puts, calls or similar rights, to any Person (other than the Company or a wholly-owned Company Subsidiary) with respect to any asset that is material to the Company;

(vii)       that was entered into to settle any material litigation and which imposes material ongoing obligations on the Company; or

(viii)       limiting or restricting the ability of the Company or any of its Subsidiaries to declare or pay dividends or make distributions in respect of their capital stock, partner interests, membership interests or other equity interests.

Each such Contract described in clauses (i) through (ix) is referred to herein as a “Material Contract”. Each Material Contract (and each Contract that would be a Material Contract but for the exception of having been filed as an exhibit to a publicly-available Company Report) is valid and binding on the applicable of the Company and its Subsidiaries and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, and neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any other party to a Material Contract is in breach or violation of any provision of, or in default under, any Material Contract, and no event has occurred that, with or without notice, lapse of time or both, would constitute such a breach, violation or default, except for breaches, violations or defaults that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(r)       Hedging Arrangements. The Company and its Subsidiaries have only entered into swap and other derivative and hedging transactions, and Contracts with respect to such transactions, in the ordinary course of business in compliance in all material respects with the Company’s written hedging policies and risk management policies then in effect, and not in any case for speculative purposes.

(s)       Real and Personal Property.  (i) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries have good and marketable title to all real property owned by the Company or any of its Subsidiaries (the “Owned Real Property”), subject only to Permitted Liens. Neither the Company nor its Subsidiaries has granted, or is obligated under, any option, right of first offer, right of first refusal or similar contractual right to sell or dispose of the Owned Real Property or any portion thereof or interest therein.

(i)       Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, on the Company, (i) each lease, sublease or license under which the Company or any of its Subsidiaries leases, subleases or licenses any real property (each such lease, license or sublease, a “Real Property Lease”) is valid and in full force and effect, and (ii) neither the Company nor any of its Subsidiaries, nor to the Company’s Knowledge any other party to a Real Property Lease, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Real Property Lease, and neither the Company nor any of its Subsidiaries has received notice that it has breached, violated or defaulted under any Real Property Lease.

For purposes of this Agreement, “Permitted Lien” means (A) any Lien for Taxes not yet due or delinquent or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in the applicable financial statements in accordance with GAAP, (B) vendors’, mechanics’, materialmen’s, carriers’, workers’, landlords’, repairmen’s, warehousemen’s, construction and other similar Liens arising or incurred in the ordinary and usual course of business and consistent with past practice or with respect to liabilities that are not yet due and payable or, if due, are not delinquent or are being contested in good faith by appropriate proceedings and for which adequate reserves (based on good faith estimates of management) have been set aside for the payment thereof, (C) Liens imposed or promulgated by applicable Law or any Governmental Entity with respect to real property, including zoning, building or similar restrictions, (D) pledges or deposits in connection with workers’ compensation, unemployment insurance, and other social security legislation, (E) Liens relating to intercompany borrowings among a Person and its wholly-owned Subsidiaries, (F) defects, irregularities or imperfections of title which do not materially interfere with, or materially impair the use of, the property or assets subject thereto, (G) Liens that constitute non-exclusive licenses to Intellectual Property granted in the ordinary course of business, (H) other Liens that do not materially impair the value or use of the subject property or (I) Liens incurred pursuant to (1) Company Credit Agreements (without giving effect to clause (E) of the definition thereof) or (2) any other Material Contracts of the Company or any of its Subsidiaries relating to indebtedness for borrowed money.

(t)       Brokers and Finders. Neither the Company nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders fees in connection with the Merger or the other transactions contemplated in this Agreement or any Voting Agreement except that the Company has employed Barclays Capital Inc., as its financial advisor in connection with the transactions contemplated by this Agreement. The Company has made available to Parent a complete and accurate copy of all agreements pursuant to which Barclays Capital Inc. is entitled to any fees, expenses or indemnification in connection with any of the transactions contemplated by this Agreement.

(u)       Customers and Suppliers. From December 31, 2015 through the date hereof, no Material Customer or Material Supplier has notified the Company or any of its Subsidiaries in writing (or, to the Knowledge of the Company, otherwise notified the Company or any of its Subsidiaries) that it intends to terminate or materially curtail any business relationship with the Company and its Subsidiaries. For purposes of this Agreement, “Material Customers” means the Company’s 10 largest customers for the fiscal year ended December 31, 2015 and the nine months ended September 30, 2016, in each case as measured by gross revenue, and “Material Suppliers” means the Company’s 10 largest suppliers for the fiscal year ended December 31, 2015 and the nine months ended September 30, 2016, in each case as measured by gross expenditures.

5.2.       Representations and Warranties of Parent, Merger Sub 1 and Merger Sub 2. Except as set forth in the Parent Reports or the TMLP Reports (each as defined in Section 5.2(e)(i)) publicly filed with the SEC prior to the date of this Agreement (excluding, in each case, any disclosures set forth in any risk factor section or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) or in the corresponding sections or subsections of the disclosure letter delivered to the Company by Parent prior to entering into this Agreement (the “Parent Disclosure Letter” and together with the Company Disclosure Letter, the “Disclosure Letters”) (it being agreed that disclosure of any item in any section or subsection of Parent Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent), Parent, Merger Sub 1 and Merger Sub 2 hereby represent and warrant to the Company that:

(a)       Organization, Good Standing and Qualification. Each of Parent, Merger Sub 1, Merger Sub 2 and each of Parent’s Significant Subsidiaries is a legal entity duly organized and validly existing under the Laws of its respective jurisdiction of organization. Each of Parent, Merger Sub 1, Merger Sub 2 and each of Parent’s Significant Subsidiaries is in good standing under the Laws of its respective jurisdiction of organization, and each other Subsidiary of Parent is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization, and each of Parent and its Subsidiaries has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect (as defined below). Parent has made available to the Company complete and correct copies of Parent’s, Merger Sub 1’s, Merger Sub 2’s and each of Parent’s Significant Subsidiaries’ certificates of incorporation and by-laws or comparable governing documents, each as amended to the date of this Agreement, and each as so delivered is in full force and effect. “Parent Material Adverse Effect” means a material adverse effect on the financial condition, properties, assets, liabilities, business or results of operations of Parent and its Subsidiaries taken as a whole, excluding any effect to the extent resulting from any of the following:

(A)       changes in the economy or financial markets generally in the United States or any other country or changes that are the result of acts of war, sabotage or terrorism or of natural disasters;

(B)       changes that are the result of factors generally affecting the petrochemical refining or pipeline industries;

(C)       (i) the (1) announcement, or (2) consummation, of the transactions contemplated by this Agreement; provided that the exception in clause (2) shall not apply to any representation or warranty contained in Section 5.2 of this Agreement if the primary purpose of such representation or warranty is from the face of such representation or warranty to address the consequences resulting from the consummation of the Merger; or (ii) any litigation brought by or on behalf of any current or former holder of Parent Shares, in its capacity as such, arising from allegations of any breach of fiduciary duty or violation of Law relating to this Agreement or the Merger;

(D)       changes in Law or in United States generally accepted accounting principles after the date of this Agreement;

(E)       any failure in and of itself by Parent and its Subsidiaries to meet any estimates or projections of financial performance for any period ending on or after the date of this Agreement and prior to the Closing; provided that the exception in this clause shall not prevent or otherwise affect a determination that any change, effect, circumstance or development underlying such failure has resulted in, or contributed to, a Parent Material Adverse Effect;

(F)       a decline in the price or trading volume of Parent Shares (or of the equity securities of any Parent Subsidiary) on the NYSE; provided that the exception in this clause shall not prevent or otherwise affect a determination that any change, effect, circumstance or development underlying such decline has resulted in, or contributed to, a Parent Material Adverse Effect;

(G)       (1) any action taken (or omitted to be taken) at the written request of the Company or that is expressly required by this Agreement or (2) the failure to take any specific action expressly prohibited by this Agreement for which the Company declined to consent; and

(H)       any change in the prices of natural gas, crude oil, refined petroleum products, other hydrocarbon products or natural gas liquids or products produced from hydrocarbon products, natural gas liquids or crack spreads, except, with respect to clauses (A), (B), (D) and (H), to the extent such change, event, circumstance or development (i) primarily relates only to (or has the effect of primarily relating only to) Parent and its Subsidiaries or (ii) disproportionately adversely affects Parent and its Subsidiaries compared to other companies of similar size operating in the petrochemical refining and pipeline industries.

(b)       Capital Structure.

(i)       The authorized capital stock of Parent consists of 200,000,000 Parent Shares and 5,000,000 shares of preferred stock without par value (“Parent Preferred Stock”). As of the close of business on November 14, 2016, (A) 116,893,757 Parent Shares were issued and outstanding (not including Parent Shares held in treasury), (B) 42,574,404 Parent Shares were held in treasury, (C) no Parent Preferred Stock was issued or outstanding, (D) 3,072,812 Parent Shares were reserved for issuance under the Parent Amended and Restated 2011 Long-Term Incentive Plan (the “Parent Stock Plan”) and (E) no other shares of capital stock or other voting securities of the Parent were issued, reserved for issuance or outstanding. All outstanding Parent Shares are, and all Parent Shares reserved for issuance in accordance with the Parent Stock Plan, when issued upon exercise thereof or in accordance with the respective terms thereof, will be, duly authorized, validly issued, fully paid and nonassessable, free and clear of any Lien. Each of the outstanding shares of capital stock or other securities of each of Parent’s Significant Subsidiaries (other than TMLP) is duly authorized, validly issued, fully paid and nonassessable and owned by Parent or by a direct or indirect wholly-owned Subsidiary of Parent, free and clear of all Liens. Except as set forth above in this Section 5.2(b)(i), and for changes after the date hereof in compliance with Section 6.1(b), there are no (i) shares of capital stock or other securities of, or ownership interests in, Parent, (ii) securities of Parent or any of its Subsidiaries convertible into or exchangeable or exercisable for, or giving any Person a right to subscribe for or acquire, any shares of capital stock or other securities of or ownership interests in Parent or any Subsidiary, (iii) preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that (A) give any Person the right to purchase or acquire from Parent or any Parent Subsidiary, or (B) obligate Parent or any of its Subsidiaries to issue or sell, any capital stock, securities of, or ownership interests in, or securities convertible into or exchangeable or exercisable for capital stock or securities of, or ownership interests in, Parent or and Parent Subsidiary or (iv) obligations of Parent or any Parent Subsidiary to repurchase, redeem or otherwise acquire any capital stock or securities of, or ownership interests in, or any securities convertible into or exchangeable or exercisable for any capital stock or securities of, or ownership interests in, Parent or any Parent Subsidiary. Neither Parent nor TMLP has outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of Parent or the unitholders of TMLP on any matter.

(ii)       Capitalization of Merger Sub 1.  The authorized capital stock of Merger Sub 1 consists of 1,000 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding.  All of the issued and outstanding capital stock of Merger Sub 1 is, and at the Effective Time will be, owned by Parent, and there are (i) no other shares of capital stock or voting securities of Merger Sub 1, (ii) no securities of Merger Sub 1 convertible into or exchangeable for shares of capital stock or voting securities of Merger Sub 1 and (iii) no options or other rights to acquire from Merger Sub 1, and no obligations of Merger Sub 1 to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Merger Sub 1.  Merger Sub 1 has not conducted any business prior to the date of this Agreement and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

(iii)       Capitalization of Merger Sub 2. Parent is, and at Second Merger Effective Time will be, the sole member of Merger Sub 2, and there are (i) no other interests in Merger Sub 2 other than those held by Parent, (ii) no securities of Merger Sub 2 convertible into or exchangeable into any interests in Merger Sub 2 and (iii) no options or other rights to acquire from Merger Sub 2, and no obligations of Merger Sub 2 to issue, any interests or securities convertible into or exchangeable for any interests in Merger Sub 2. Merger Sub 2 has not conducted any business prior to the date of this Agreement and has no, and prior to the Second Merger Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

(iv)       As of the close of business on November 14, 2016, there were (A) 104,179,369 common units of Tesoro Logistics LP (“TMLP”) issued and outstanding, of which 35,277,439 were owned directly or indirectly by Parent, (B) no subordinated units of TMLP issued and outstanding and (C) 1,100,916 common units of TMLP reserved for issuance under the TMLP 2011 Long-Term Incentive Plan (the “TMLP LTIP”). The sole general partner of TMLP is Tesoro Logistics GP, LLC, which is a wholly-owned subsidiary of Parent. All of the outstanding equity interests of TMLP are duly authorized and validly issued, free and clear of all Liens in accordance with TMLP’s First Amended and Restated Agreement of Limited Partnership, dated April 21, 2011, as amended (the “TMLP Partnership Agreement”) and are fully paid (to the extent required by TMLP Partnership Agreement) and non-assessable. Except as set forth above in this Section 5.2(b)(iv), and for changes after the date hereof in compliance with Section 6.1(b), as of the date hereof, there are no equity interests in, or any securities convertible into or exchangeable or exercisable for any equity interests in TMLP. Each Subsidiary of TMLP is wholly-owned by TMLP.

(c)       Corporate Authority; Approval. (i)  Each of Parent, Merger Sub 1 and Merger Sub 2 has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and the Voting Agreements and to consummate the Merger, subject only to (A) the adoption of this Agreement by Parent as the sole stockholder of Merger Sub 1 and the sole member of Merger Sub 2 (each of which will occur promptly following the execution of this Agreement) and (B) the approval of the issuance of Parent Shares in connection with the First Merger by the affirmative vote, at a stockholders’ meeting duly called and held for such purpose, of holders of a majority in voting power of the Parent Shares present in person or by proxy at such meeting and entitled to vote on such matter (the “Requisite Parent Vote”). The Requisite Parent Vote is the only vote of the holders of capital stock of Parent that is necessary under applicable Law, NYSE rules, and Parent’s certificate of incorporation and bylaws to approve the issuance of Parent Shares in the Merger. This Agreement and the Voting Agreements have been duly executed and delivered by Parent and constitute valid and binding agreements of Parent, Merger

Sub 1 and Merger Sub 2 enforceable against Parent, Merger Sub 1 and Merger Sub 2 in accordance with their respective terms, subject to the Bankruptcy and Equity Exception.

(ii)       The board of directors of Parent has (A)  unanimously approved this Agreement and the Voting Agreements and the Merger and the other transactions contemplated hereby and thereby, and resolved to recommend that the holders of Parent Shares vote in favor of the issuance of Parent Shares required to be issued pursuant to Article IV (the “Parent Recommendation”) and (B) directed that such matter be submitted to holders of Parent Shares for their approval and (C) received the opinion of its financial advisor, Goldman Sachs & Co. to the effect that, subject to the assumptions, qualifications and limitations set forth in such opinion, as of the date of such opinion, the Per Share Merger Consideration to be paid by Parent for each Company Share pursuant to this Agreement is fair from a financial point of view to Parent. It is understood and agreed that such opinion is for the benefit of Parent’s board of directors and may not be relied upon by the Company or any other Person.

(d)       Governmental Filings; No Violations; Certain Contracts, Etc.

(i)        Other than the filings and/or notices (A) pursuant to Section 1.4, (B) under the HSR Act, the Exchange Act and the Securities Act, (C) required to be made with the NYSE, (D) under state securities, takeover and “blue sky” Laws, and (E) (if any) required to be made with the Federal Communications Commission, no notices, reports or other filings are required to be made by Parent with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Parent, Merger Sub 1 or Merger Sub 2 from, any Governmental Entity, in connection with the execution, delivery and performance of this Agreement and the Voting Agreements by Parent, Merger Sub 1 or Merger Sub 2 and the consummation of the Merger and the other transactions contemplated hereby and thereby, or in connection with the continuing operation of the business of Parent and its Subsidiaries following the Effective Time, except those that the failure to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement or any Voting Agreement.

(ii)       The execution, delivery and performance of this Agreement and the Voting Agreements by Parent, Merger Sub 1 and Merger Sub 2 do not, and the consummation of the First Merger, the Second Merger (solely with respect to clause (A) of this Section 5.2(d)(ii)) and the other transactions contemplated hereby and thereby will not, constitute or result in (A) a breach or violation of, or a default under, the certificate of incorporation or by-laws of Parent or Merger Sub 1 or the comparable governing documents of any of Parent’s other Subsidiaries (including Merger Sub 2), (B) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or default under, the creation or acceleration of any obligations under, the loss of any benefits under, or the creation of a Lien on any of the assets of Parent, Merger Sub 1 or Merger Sub 2 or any other Subsidiary of Parent pursuant to (1) any Contract binding upon Parent, Merger Sub 1 or Merger Sub 2 or any other Subsidiary of Parent or (2) assuming (solely with respect to performance of this Agreement and consummation of the Merger and the other transactions contemplated hereby and by the Voting Agreements) compliance with the matters referred to in Section 5.2(d)(i), any Law to which Parent or any of its Subsidiaries is subject or (C) any change in the rights or obligations of any party under any

Contract binding upon Parent or any of its Subsidiaries, except, in the case of clause (B) or (C) above, for any such breach, conflict violation, termination, default, creation, acceleration, loss or change that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement or any Voting Agreement.

(e)       Parent Reports; Financial Statements. (i) Parent has filed or furnished, as applicable, on a timely basis all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC pursuant to the Exchange Act or the Securities Act since the Applicable Date (the forms, statements, reports and documents filed or furnished since the Applicable Date and those filed or furnished subsequent to the date of this Agreement, including any amendments thereto, the “Parent Reports”). TMLP has filed or furnished, as applicable, on a timely basis all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC pursuant to the Exchange Act or the Securities Act since the Applicable Date (the forms, statements, reports and documents filed or furnished since the Applicable Date and those filed or furnished subsequent to the date of this Agreement, including any amendments thereto, the “TMLP Reports”). Each of the Parent Reports and the TMLP Reports, at the time of its filing or being furnished complied, or if not yet filed or furnished, will when so filed or furnished, comply in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and any rules and regulations promulgated thereunder applicable to the Parent Reports or the TMLP Reports, as applicable. As of their respective dates (or, if amended prior to the date of this Agreement, as of the date of such amendment), the Parent Reports and the TMLP Reports did not, and none of the Parent Reports and the TMLP Reports filed with or furnished to the SEC subsequent to the date of this Agreement will when so filed or furnished, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. Each of Parent and TMLP is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE.

(ii)       Each of Parent and TMLP maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Parent or TMLP, as applicable, is recorded and reported on a timely basis to the individuals responsible for the preparation of Parent’s or TMLP’s, as applicable, filings with the SEC and other public disclosure documents. Parent and TMLP each maintain internal control over financial reporting (as defined in and meeting the requirements of Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Each of Parent and TMLP has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to its auditors and the audit committee of its board of directors (A) any significant deficiencies in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect Parent’s or TMLP’s, as applicable, ability to record, process, summarize and report financial information and has identified for Parent’s or TMLP’s, as applicable, auditors and audit committee of its board of directors any material weaknesses in internal control over financial reporting and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s or TMLP’s internal control over financial reporting. Parent has made available to the Company as of the date hereof

(i) a summary of any such disclosure made by management to the Parent’s auditors and audit committee since December 31, 2014 and (ii) any material communication since December 31, 2014 made by management or Parent’s auditors to the audit committee required or contemplated by listing standards of NYSE, the audit committee’s charter or professional standards of the Public Company Accounting Oversight Board.

(iii)       Each of the consolidated balance sheets included in or incorporated by reference into the Parent Reports or the TMLP Reports (including the related notes and schedules) fairly presents in all material respects, or, in the case of the Parent Reports and the TMLP Reports filed after the date of this Agreement, will fairly present in all material respects, the consolidated financial position of Parent and its consolidated Subsidiaries (or, in the case of the consolidated balance sheets included in or incorporated by reference into the TMLP Reports, of TMLP and its consolidated Subsidiaries), as of its date and each of the statements of consolidated operations, consolidated income, consolidated equity and consolidated cash flows (or, in the case of the statements of consolidated operations, consolidated income, consolidated equity and consolidated cash flows included in or incorporated by reference into the TMLP Reports, of TMLP and its consolidated Subsidiaries) included in or incorporated by reference into the Parent Reports and the TMLP Reports (including any related notes and schedules) fairly presents in all material respects, or in the case of Parent Reports filed after the date of this Agreement, will fairly present in all material respects, the results of operations, cash flows, retained earnings (loss) and changes in financial position, as the case may be, of Parent and its consolidated Subsidiaries (or as applicable, TMLP and its consolidated Subsidiaries) for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein.

(f)       Absence of Certain Changes. (i) Since December 31, 2015, Parent and its Subsidiaries have conducted their respective businesses in the ordinary course of such business consistent with past practices.

(ii)       Since December 31, 2015, there has not been any change in the financial condition, properties, assets, liabilities, business or results of their operations or any circumstance, occurrence or development of which Parent has Knowledge which, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

(iii)       From December 31, 2015 through the date of this Agreement, there has not been any material change in any method of accounting or accounting practices by Parent or any of its Subsidiaries, except as required by changes in GAAP or the Exchange Act.

(g)       Litigation and Liabilities. There are no civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations or other proceedings pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries which, to the Knowledge of Parent, would reasonably be expected to result in any claims against, or obligations or liabilities of, Parent or any of its Subsidiaries, except for those that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement or any Voting Agreement. Neither Parent nor any of its Subsidiaries is a party to or subject to the provisions of any material judgment, order, writ, injunction, decree or award of any Governmental Entity. There are no liabilities or obligations of Parent or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than:  (1) liabilities or obligations disclosed and provided for in the most recent balance sheet included in the Parent Reports or in the notes to such balance sheet; (2) liabilities or obligations incurred in the ordinary course of business since September 30, 2016; (3) liabilities or obligations incurred in connection with the transactions contemplated hereby; and (4) liabilities or obligations that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. This Section 5.2(g) shall not apply to any actions, suits, claims, hearings, arbitrations, investigations or other proceedings against the Parent or any of its Subsidiaries or any of their respective Subsidiaries or Affiliates to the extent arising out of the Merger Agreement, the Merger or the other transactions contemplated by this Agreement.

(h)       Compliance with Laws. The businesses of each of Parent and its Subsidiaries are and have at all times since the Applicable Date been in compliance with all Laws, except for violations that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement or any Voting Agreement. Except with respect to regulatory matters covered by Section 6.5, no investigation or review by any Governmental Entity with respect to Parent or any of its Subsidiaries is pending or, to the Knowledge of Parent, threatened, nor has any Governmental Entity indicated an intention to conduct the same, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Parent and its Subsidiaries (other than TMLP and its Subsidiaries) and, to the Knowledge of Parent, TMLP and its Subsidiaries, each has obtained and is in compliance with all Licenses necessary to conduct its business as presently conducted, except those the absence of which would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement.

(i)       Takeover Statutes. No Takeover Statute or any anti-takeover provision in Parent’s certificate of incorporation or by-laws is applicable to Parent or the Parent Shares to be issued in connection with this Agreement.

(j)       Brokers and Finders. None of Parent, Merger Sub 1 or Merger Sub 2 or any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders fees in connection with the Merger or the other transactions contemplated in this Agreement or any Voting Agreement, except that Parent has employed Goldman, Sachs & Co. as its financial advisor in connection with the transactions contemplated by this Agreement, the fees of which will be paid by Parent or a Subsidiary of Parent.

(k)       Financing. Substantially concurrently with the execution and delivery of this Agreement, Parent has delivered to the Company true and correct copies of a commitment letter, including all exhibits and schedules thereto (the “Commitment Letter”) (and a corresponding (x) customarily redacted engagement letter and (y) customarily redacted fee letter, in each case relating to the Commitment Letter) pursuant to which Goldman Sachs Bank USA and Goldman Sachs Lending Partners LLC have committed to provide Parent with financing in the amount set forth therein (the “Financing”) for the purpose of funding the transactions contemplated by this Agreement, subject to the terms and conditions set forth in the Commitment Letter. As of the date hereof, the Commitment Letter is in full force and effect to the knowledge of Parent and is a legal, valid and binding obligation of Parent and to the knowledge of Parent, each of the other parties thereto, subject to the Bankruptcy and Equity Exception. As of the date of the Commitment Letter, Parent has not entered into any agreement, side letter or other arrangement relating to the financing of the transactions contemplated by this Agreement that could adversely affect the availability of the Financing on the Closing Date, other than as described in the Commitment Letter and any unredacted portion of the fee letter or engagement letter related to the Commitment Letter provided to the Company on the date hereof, and there are no conditions precedent related to the funding of the full amount of the Financing, other than as expressly set forth in the Commitment Letter. Parent has fully paid any and all commitment fees or other fees required by the Commitment Letter to be paid by it on or prior to the date of this Agreement. Assuming the satisfaction of the conditions to Closing in this Agreement and the accuracy of the representations and warranties set forth in Section 5.1, (i) no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to constitute a default or breach on the part of the Parent, or to Parent’s knowledge, any other party thereto under the Commitment Letter, and (ii) Parent has no reason to believe that the condition to the Financing set forth in the Commitment Letter will not be satisfied or the Financing will not be made available to Parent on the Closing Date. Assuming the accuracy of the representations set forth in Section 5.1 and the performance by the Company and its Subsidiaries of their obligations under this Agreement, the net proceeds from the Financing, together with cash otherwise available to Parent, will be sufficient to pay the Cash Consideration and all other cash amounts (including amounts required to repay or prepay all indebtedness outstanding under the Company Credit Agreements (without giving effect to clause (E) of the definition of such term) (other than the MLP Credit Agreement) and the Company Indentures (without giving effect to clause (D) of the definition of such term) (other than the MLP Indenture) to be paid in connection with the consummation of the transactions contemplated by this Agreement. Parent confirms that it is not a condition to Closing or any of its other obligations under this Agreement that Parent consummate the Financing.

(l)       Tax Matters. As of the date of this Agreement, neither Parent, nor any of its Affiliates has taken or agreed to take any action, nor does Parent have any Knowledge of any fact or circumstance, that would prevent the Merger and the other transactions contemplated by this Agreement from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(m)       Taxes. Except as has not had, and would not, individually or in the aggregate, reasonably be expected to have, a Parent Material Adverse Effect:

(i)       Parent and each of its Subsidiaries (A) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them and all such filed Tax Returns are complete and accurate; (B) have paid all Taxes that are shown as due on such filed Tax Returns or that the Company or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, creditor or third party, except with respect to matters contested in good faith; and (C) have not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(ii)       As of the date of this Agreement, there are not pending or threatened in writing, any audits, examinations, investigations or other proceedings in respect of Taxes or Tax matters.

(iii)       There are no unresolved questions or claims concerning Parent’s or any of its Subsidiaries’ Tax liability that are not disclosed or provided for in the Parent Reports.

(iv)       Neither Parent nor any of its Subsidiaries has distributed stock of another person, or has had its stock distributed by another person, during the two year period prior to the date of this Agreement, in a transaction in which the parties to such distribution treated the distribution as one to which Section 355 of the Code applied, except for distributions occurring among members of the same group of affiliated corporations filing a consolidated federal income tax return.

(v)       Neither Parent nor any of its Subsidiaries has participated in any reportable or listed transaction within the meaning of Treasury Regulations Section 1.6011-4(b).

(vi)       Since its inception, the TMLP has been treated as a partnership for U.S. federal income tax purposes and the TMLP has satisfied the gross income requirements of Section 7704(c) of the Code for each taxable year in which it was a publicly traded partnership.

(n)       Intellectual Property. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, to Parent’s Knowledge, neither Parent nor any of its Subsidiaries is infringing, misappropriating, or otherwise violating, or has infringed, misappropriated, or otherwise violated the valid and enforceable Intellectual Property rights of any third party during the six year period immediately preceding the date of this Agreement, and there are no pending, outstanding, or, to Parent’s Knowledge, threatened written notices (including invitations to take a license), actions, suits, claims, investigations or other legal proceedings asserting the same.

(o)       Environmental. Except as is not, individually or in the aggregate, reasonably expected to have a Parent Material Adverse Effect, to the Knowledge of Parent, there are no conditions or occurrences involving Parent that would reasonably be expected to result in any claim, liability or investigation to Parent pursuant to any Environmental Law.

(p)       Available Cash. Parent has, and will have at all times through the earlier of the Effective Time and the time of payment in full of the applicable amounts, sufficient cash on hand and/or undrawn amounts immediately available under existing credit facilities to pay the Reverse Termination Fee, any fees and expenses related to this Agreement and any other amounts payable by Parent pursuant to Section 6.5(b), Section 6.17(e) or Section 8.5(c)(ii).

ARTICLE VI

Covenants

6.1.       Interim Operations.

(a) Covenants of the Company.  The Company covenants and agrees as to itself and its Subsidiaries that, after the date of this Agreement and prior to the Effective Time (unless Parent shall otherwise approve in writing, such approval not to be unreasonably withheld, conditioned or delayed, and except as otherwise expressly contemplated by this Agreement) and except as required by applicable Laws or as set forth on Section 6.1(a) of the Company Disclosure Letter, the business of it and its Subsidiaries shall be conducted in the ordinary and usual course and, to the extent consistent therewith, it and its Subsidiaries shall use their respective reasonable best efforts to preserve their business organizations intact and maintain existing relations and goodwill with Governmental Entities, customers, suppliers, distributors, creditors, lessors, employees and business associates and keep available the services of its and its Subsidiaries’ present officers, employees and agents and maintain their material tangible assets in good working order. Without limiting the generality of and in furtherance of the foregoing, from the date of this Agreement until the Effective Time, except (A) as otherwise expressly required by this Agreement, (B) as Parent may approve in writing (such approval not to be unreasonably withheld, conditioned or delayed) or (C) as set forth in the relevant subsection of Section 6.1(a) of the Company Disclosure Letter, the Company will not and will not permit its Subsidiaries to:

(i)       adopt or propose any change in its certificate of incorporation or by-laws or other applicable governing instruments, or the terms of any security of the Company or any Company Subsidiary, other than in immaterial respects in relation to any Company Subsidiary;

(ii)       (A) merge or consolidate itself or any of its Subsidiaries with any other Person, (B) restructure, reorganize or completely or partially liquidate or (C) sell or otherwise dispose of (1) any MLP common units, MLP subordinated units or any other interest held by the Company or any of its Subsidiaries (other than the MLP and its Subsidiaries) in the MLP or (2) any interest in the general partner of the MLP;

(iii)       acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, securities or assets (1) constituting a business, (2) otherwise outside of the ordinary course of business with a value or purchase price in the aggregate in excess of $50 million in any transaction or series of related transactions or (3) in connection with a dropdown transaction that is not identified as a “permitted dropdown transaction” on Schedule 6.1(a)(iii) (such permitted dropdown transactions that are so identified, “Permitted Dropdown Transactions”), other than, with respect to clause (2) and clause (3), for acquisitions pursuant to Contracts in effect as of the date of this Agreement that have been disclosed to Parent prior to the date of this Agreement;

(iv)       issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any shares of its capital stock or of any its Subsidiaries, or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities, other than the issuance of (A) any Company Shares upon the settlement of Company Equity Awards, in each case that are outstanding on the date of this Agreement or as permitted to be granted after the date hereof pursuant to Section 6.1(a)(xvi), in accordance with the terms of those Company Equity Awards; (B) any securities of a wholly-owned Company Subsidiary to the Company or any other wholly-owned Subsidiary of the Company; and (C) any common units of the MLP that both is in the ordinary course of business, consistent with past practice (including as to timing, amount and purpose of each such issuance) (it being understood that any secondary offering of MLP units shall be deemed not to be in the ordinary course of business, consistent with past practice) and does not have as its purpose or effect a significant dilution of the Company’s equity interest in the MLP or (D) any grants under the MLP 2013 Long-Term Incentive Plan in the ordinary course of business, consistent with past practice, in an aggregate amount not to exceed the amount set forth in Section 6.1(a)(iv) of the Company Disclosure Letter or any common units upon settlement of any grants under the MLP 2013 Long-Term Incentive Plan;

(v)       make any loans, advances or capital contributions to or investments in any Person (other than loans or advances (A) between or among the Company and any of its direct or indirect wholly-owned Subsidiaries or (B) between or among the MLP and any of its direct or indirect wholly-owned Subsidiaries), in excess of $1 million in the aggregate, other than trade credit and similar loans and advances made to employees, customers and suppliers in the ordinary course of business consistent with past practice;

(vi)       declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for dividends paid by any direct or indirect wholly-owned Subsidiary of the Company to the Company or to any other direct or indirect wholly-owned Subsidiary of the Company that are made in compliance with the Company Credit Agreements and Company Indentures, each as defined in Section 6.14(e), and the other Contractual obligations of the Company and its Subsidiaries); provided that, in each case solely to the extent in compliance with the Company Credit Agreements, the Company Indentures and the other Contractual obligations of the Company and its Subsidiaries, (x) the Company may continue to declare and pay regular quarterly cash dividends to the holders of Company Shares in an amount not in excess of $0.38 per Company Share per fiscal quarter, in each case (1) with a record date not more than seven business days prior to (A) (with respect to any quarterly dividend other than the Company’s second quarter dividend for 2017) the anniversary of the record date of the Company’s regular quarterly dividend for the corresponding quarter of the prior fiscal year or (B) (with respect to the Company’s second quarter dividend for 2017), May 5, 2017 and (2) otherwise in accordance with the Company’s past practice and (y) the MLP may continue to declare and pay cash distributions to the holders of its common units at such times and in such amounts as is consistent with the MLP’s past practice (it being understood that the MLP’s past practice includes regular increases in the amount of its cash distributions);

(vii)       enter into any agreement with respect to the voting of its capital stock;

(viii)       reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock;

(ix)       incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person, or issue or sell any debt securities or warrants or other rights to acquire any of its debt securities or of any of its Subsidiaries, except for (A) indebtedness for borrowed money incurred in the ordinary course of business consistent with past practices pursuant to the revolving, swingline or letter of credit facilities of Company Credit Agreements (disregarding clause (E) of the definition thereof) in an aggregate amount not to exceed $50 million outstanding at any time (in addition to amounts outstanding thereunder as of September 30, 2016) or (B) in replacement of existing indebtedness for borrowed money on terms as or more beneficial to the Company and its Subsidiaries than the indebtedness being replaced, (C) guarantees by (1) the Company or any wholly-owned Subsidiary of the Company of indebtedness for borrowed money of the Company or any other wholly-owned Subsidiary of the Company and (2) the MLP or any wholly-owned Subsidiary of the MLP of indebtedness for borrowed money of the MLP or any other wholly-owned Subsidiary of the MLP or (D) interest and commodity swaps, futures, forward contracts and similar derivatives (1) not entered for speculative purposes and (2) entered into on customary commercial terms in the ordinary course of business consistent with past practice and in compliance with its risk management and hedging policies in effect on the date of this Agreement;

(x)       make or authorize any capital expenditure other than for (A) capital expenditures that do not, in any calendar year, exceed the aggregate capital expenditure amount that was set forth on the most recent version of the Company budget for the applicable of the 2016 and 2017 calendar years made available to Parent prior to the date of this Agreement and (B) additional capital expenditures not described in clause (A) so long as the aggregate amount of such expenditures does not exceed $5 million in the aggregate during any 12-month period;

(xi)       (A) amend, modify, terminate or waive any material right under any Material Contract or (B) other than in the ordinary course of business consistent with past practice, enter into any Contract that would have been a Material Contract had it been entered into prior to this Agreement or (C) enter into any Contract that would have been a Material Contract pursuant to any of clause (ii), (iv) or (vi) of the definition thereof had it been entered into prior to this Agreement;

(xii)       (A) make any material changes with respect to accounting policies or procedures, except as required by changes after the date hereof in applicable generally accepted accounting principles, (B) change its fiscal year or (C) make any material change in internal accounting controls or disclosure controls and procedures that could reasonably be expected to negatively affect the Company or the MLP;

(xiii)       settle, propose to settle or compromise any action before a Governmental Entity if such settlement, proposed settlement or compromise (A) with respect to the payment of monetary damages, involves the payment of monetary damages that exceed $2.5 million in the aggregate (together with all other settlements or compromises after the date of this Agreement), net of any amounts covered by insurance that the Company expects to be promptly paid by the applicable insurer, (B) that imposes any material equitable or non-monetary relief, penalty or restriction on the Company or any Company Subsidiaries (or, after the Effective Time, on Parent or any of Parent’s Subsidiaries) or (C) that would reasonably be expected to affect the rights or defenses available to the Company or any Company Subsidiary in any related or similar claims that, individually or in the aggregate, are material to the Company and its Subsidiaries, taken as a whole; provided that, notwithstanding any of the foregoing, the Company may not settle, propose to settle or compromise any claim or action that is covered by Section 6.16 except as is expressly permitted by Section 6.16;

(xiv)       make or change any material Tax elections, change or consent to any change in its or its Subsidiaries’ material method of accounting for Tax purposes (except as required by applicable Tax Law), settle or compromise any material Tax liability, claim or assessment, enter into any material closing agreement or waive or extend any statute of limitations with respect to material Taxes;

(xv)       transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any of its material assets, product lines or businesses or those of any of its Subsidiaries, including any equity interests of any of its Subsidiaries, except (other than with respect to equity interests of any Company Subsidiary) (A) in connection with goods or services provided in the ordinary course of business and sales of obsolete assets, (B) for sales, leases, licenses or other dispositions of assets with a fair market value not in excess of $5 million in the aggregate, (C) for Permitted Dropdown Transactions or (D) pursuant to Contracts in effect prior to the date of this Agreement that have been disclosed to Parent prior to the date of this Agreement;

(xvi)       except as required pursuant to the terms of any Company Benefit Plans in effect as of the date of this Agreement or as permitted to be amended or adopted pursuant to this Section 6.1(a)(xvi), or as otherwise required by applicable Law, (A) grant or provide any severance or termination payments or benefits to any of its, directors, officers or employees other than in the ordinary course of business consistent with the past practice of the Company as set forth in Section 6.1(a)(xvi) of the Company Disclosure Letter, (B) increase the compensation, bonus or pension, welfare, severance or other benefits of any of its, directors, officers or employees, (C) establish, adopt, materially amend or terminate any Company Benefit Plan except for amendments to Company Benefit Plans (or the adoption of successor Company Benefit Plans) that are broad-based welfare plans in connection with the Company’s annual or open enrollment procedures and that do not materially increase the expense of maintaining such plans, (D) grant any new awards, or amend or modify the terms of any outstanding awards, under any Company Benefit Plan, (E) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any Company Benefit Plan, (F) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Benefit Plans or to materially change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP, (G) forgive any loans to any of its or of any of its Subsidiaries’ directors, officers or employees, (H) hire any employee, other than any employee with an aggregate annual salary of less than $250,000 hired to replace a departed employee, (I) terminate the employment of any executive officer other than for cause or (J) become a party to, establish, adopt, amend, commence participation in or terminate any collective bargaining agreement or other agreement with a labor union, works council or similar organization;

(xvii)       effectuate a “plant closing” or “mass layoff” as those terms are defined in the WARN Act; or

(xviii)       agree, authorize or commit to do any of the foregoing.

(b)       Covenants of Parent. From the date of this Agreement until the Effective Time, except (A) as otherwise expressly required by this Agreement, (B) as Company may approve in writing (such approval not to be unreasonably withheld, conditioned or delayed) or (C) as set forth in the relevant subsection of Section 6.1(b) of the Parent Disclosure Letter, Parent will not:

(i)       adopt or propose any change in its certificate of incorporation or by-laws, or the terms of any security of Parent;

(ii)       reclassify, split, combine, subdivide or redeem, directly or indirectly, any of its capital stock;

(iii)       declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock or repurchase any Parent Shares at a premium; provided that, in each case solely to the extent in compliance with the credit agreements, indentures and other Contractual obligations of Parent and its Subsidiaries, (x) Parent may continue to declare and pay regular quarterly cash dividends to the holders of Parent Shares in an amount not in excess of $0.55 per Parent Share per fiscal quarter, in each case (1) with a record date not more than seven business days prior to the anniversary of the record date of Parent’s regular quarterly dividend for the corresponding quarter of the prior fiscal year and (2) otherwise in accordance with Parent’s past practice, (y) TMLP may continue to declare and pay cash distributions to the holders of its common units at such times and in such amounts as is consistent with TMLP’s past practice (it being understood that TMLP’s past practice includes regular increases in the amount of its cash distributions) and (z) Parent and TMLP may give effect to dividend equivalent rights with respect to grants under the Parent Stock Plan, any similar Parent plan or the TMLP LTIP;

(iv)       restructure, reorganize or completely or partially liquidate (except for (1) any such transactions among its wholly-owned Subsidiaries or (2) any restructuring, reorganization or complete or partial liquidation of TMLP);

(v)       make any material changes to Merger Sub 1’s certificate of incorporation or bylaws or Merger Sub 2’s certificate of formation or limited liability company agreement, or any of their other governing documents;

(vi)       acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any Person or any business or division thereof, or otherwise acquire any assets, unless such acquisition or the entering into of a definitive agreement relating to or the consummation of such transaction would not reasonably be expected to (i) impose any material delay in the obtaining of, or increase in any material respect the risk of not obtaining, any authorizations, consents, orders, declarations or approvals of any Governmental Entity necessary to consummate the Merger or the expiration or termination of any applicable waiting or approval period, (ii) increase the risk in any material respect of any Governmental Entity entering an order prohibiting the consummation of the Merger or (iii) increase in any material respect the risk of not being able to remove any such order on appeal or otherwise;

(vii)       issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any shares of its capital stock or of any its Subsidiaries, or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities, other than the issuance of (A) any Parent Shares upon the settlement of any grants made under the Parent Stock Plan, or any similar Parent plan, or the TMLP LTIP that are outstanding on the date of this Agreement in accordance with the terms as of the date of this Agreement of those grants; (B) any securities of a Parent Subsidiary to Parent or any other Subsidiary of Parent; (C) any common units of the TMLP that both is in the ordinary course of business, consistent with past practice (including as to timing, amount and purpose of each such issuance) (it being understood that any secondary offering of TMLP units will be deemed not to be in the ordinary course of business, consistent with past practice) and does not have as its purpose or effect a significant dilution of Parent’s equity interest in the TMLP or (D) any grants under the Parent Stock Plan, or any similar Parent plan, or the TMLP LTIP in the ordinary course of business consistent with past practice;

(viii)       agree, authorize or commit to do any of the foregoing.

(c)       Interim Communications by the Company. Prior to making any written communications generally disseminated to the employees of the Company or its Subsidiaries pertaining to compensation, benefit or other matters related to the transactions contemplated by this Agreement, the Company shall provide Parent with a copy of the intended communication, and Parent shall have a reasonable period of time to review and comment on the communication, and the parties hereto shall cooperate in providing any such mutually agreeable communication. Notwithstanding the foregoing sentence, without prior consultation, the Company may disseminate information included in a written communication already approved for distribution by Parent.

6.2.       Acquisition Proposals.

(a)       No-Shop. Each of the Company and Parent agree that, except as expressly permitted by this Section 6.2, neither it nor any of its Subsidiaries shall, and each shall cause its Subsidiaries and its and their respective officers, directors, employees, investment bankers, attorneys, accountants and other advisors or representatives (such Persons, collectively, “Representatives”) not to, directly or indirectly:

(i)       initiate, solicit or knowingly encourage or facilitate the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, any Company

Acquisition Proposal (as defined below), in the case of the Company, or any Parent Acquisition Proposal (as defined below), in the case of Parent;

(ii)       enter into, engage in, maintain, continue or otherwise participate in any discussions or negotiations with, or furnish or otherwise make available any non-public information or data to, any Person other than the other parties to this Agreement, or any of their Affiliates or any of their respective Representatives (a “Third Party”) that is reasonably likely to be considering or seeking to make, or has made within the 12 months preceding the date of this Agreement, a Company Acquisition Proposal (in the case of the Company) or Parent Acquisition Proposal (in the case of Parent), in each case relating to, or as would reasonably be expected to lead to, a Company Acquisition Proposal or Parent Acquisition Proposal, respectively; or

(iii)       enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement, memorandum of understanding or other Contract (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 6.2(b)) relating to, or that would reasonably be expected to lead to, a Company Acquisition Proposal (in the case of the Company) or Parent Acquisition Proposal (in the case of Parent) (any of the foregoing, an “Alternative Acquisition Agreement”).

Each of the Company and Parent shall, and shall cause its Subsidiaries and its and their respective Representatives to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Third Party and/or its Representatives, with respect to any Company Acquisition Proposal (in the case of the Company) or Parent Acquisition Proposal (in the case of Parent), or any inquiry, proposal or offer that would reasonably be expected to lead to, any Company Acquisition Proposal or Parent Acquisition Proposal, as the case may be, and shall promptly request that each Third Party to whom confidential information has been furnished or otherwise made available by or on behalf of such party or any of its Subsidiaries within the 12 month period preceding the date of this Agreement in connection with, or for the purpose of evaluating, a Company Acquisition Proposal or Parent Acquisition Proposal, promptly return or destroy all such confidential information so furnished or otherwise made available; provided that, notwithstanding anything to the contrary in this Agreement, the Company or Parent, or any of their respective Representatives, may in any event (A) seek to clarify the terms and conditions of any inquiry or proposal to determine whether such inquiry or proposal constitutes or would reasonably be expected to lead to a Company Superior Proposal (in the case of the Company) or Parent Superior Proposal (in the case of Parent) and (B) inform a Third Party that makes a Company Acquisition Proposal or Parent Superior Proposal, as applicable, of the restrictions imposed by the provisions of this Section 6.2 (without conveying, requesting or attempting to gather any other information (except as otherwise specifically permitted hereunder)). Neither the Company nor Parent shall, and each shall cause its Subsidiaries not to, terminate, waive, amend, release or modify in any respect any standstill or other similar provision of any confidentiality agreement to which any of them is a party in connection with a Company Acquisition Proposal or Parent Acquisition Proposal, respectively, or other proposal, inquiry or offer that would reasonably be expected to lead to a Company Acquisition Proposal or Parent Acquisition Proposal, and shall enforce, to the fullest extent permitted under applicable Law, the provisions of any such confidentiality agreements, including by seeking injunctions to prevent any known breaches of any such agreements and to enforce specifically the terms and provisions thereof, except in each case if such party’s board of directors determines in good faith, after consultation with its outside legal counsel that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under Delaware law.

(b)       No-Shop Exception. Notwithstanding anything to the contrary in Section 6.2(a), prior to the time, but not after, the Requisite Company Vote (in the case of the Company) or the Requisite Parent Vote (in the case of Parent) is obtained, if (i) the any party receives a bona fide Company Acquisition Proposal (in the case of the Company), or a Parent Acquisition Proposal (in the case of Parent), that did not result from a breach by such party or its Subsidiaries or Representatives that are officers, directors or employees of such party or its Subsidiaries of this Section 6.2, (ii) the board of directors of such party determines in good faith, after consultation with its outside legal counsel and financial advisor, that such Company Acquisition Proposal or Parent Acquisition Proposal constitutes or would reasonably be expected to result in a Company Superior Proposal (as defined below) or Parent Superior Proposal (as defined below) and (iii) the board of directors of such party determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under Delaware law, then, before (but not after) the Requisite Company Vote (in the case of the Company) or the Requisite Parent Vote (in the case of Parent) is obtained, the Company or Parent, as applicable, directly or indirectly through its Representatives, may (A) engage in negotiations or discussions with such Third Party making the Company Acquisition Proposal or Parent Acquisition Proposal and its Representatives regarding a Company Acquisition Proposal or Parent Acquisition Proposal and (B) furnish to such Third Party or its Representatives information, including non-public information, relating to, and afford access to the business, properties, assets, books and records of, such party and any of its Subsidiaries, pursuant to an Acceptable Confidentiality Agreement; provided that such party shall promptly provide to the other parties hereto any such information that is provided to any such Third Party which was not previously provided to or made available to such other parties; provided, further, that such party and its Subsidiaries shall, and shall cause their respective Representatives to, promptly (and in any event within 24 hours) following the time that such party’s board of directors determines in good faith that such Company Acquisition Proposal (in the case of the Company’s board of directors) or Parent Acquisition Proposal (in the case of Parent’s board of directors) does not constitute and would not reasonably be expected to result in a Company Superior Proposal or Parent Acquisition Proposal, respectively, terminate such negotiations, discussion and information access.

(c)       Restrictions on Changes of Recommendation. Subject to Section 6.2(d), Section 6.2(f) and Section 6.2(h), the board of directors of the Company and each committee thereof, on the one hand, and the board of directors of Parent and each committee thereof, on the other hand, shall not:

(i)       (A) fail to include the Company Recommendation (in the case of the Company’s board of directors) or the Parent Recommendation (in the case of Parent’s board of directors) in the Prospectus/Proxy Statement, (B) withhold or withdraw (or qualify or modify in a manner adverse to the other parties hereto) the Company Recommendation (in the case of the Company’s board of directors) or the Parent Recommendation (in the case of Parent’s board of directors) or its approval of this Agreement or the Merger or publicly propose to do so, (C) make any public recommendation in connection with a tender offer or exchange offer other than a recommendation against such offer or a “stop, look and listen” communication by its board of directors of the type contemplated by Rule 14d-9(f) under the Exchange Act, or fail to recommend against acceptance of such a tender or exchange offer by the close of business on the earlier of (1) the 10th business day after the commencement of such tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act and (2) the second business day prior to the Company Stockholders Meeting (in the case of the Company’s board of directors) or the Parent Stockholders Meeting (in the case of Parent’s board of directors), as the same may be postponed in accordance with Section 6.4(a)) (it being understood and agreed that such party’s board of directors may take no position with respect to a Company Acquisition Proposal (in the case of the Company’s board of directors) or a Parent Acquisition Proposal (in the case of Parent’s board of directors) that is a tender offer or exchange offer during the period referred to in the applicable of clause (1) and clause (2) without such non-position constituting, in and of itself, of an Adverse Company Recommendation Change or Adverse Parent Recommendation Change), (D) (except as permitted by Section 6.2(d)) adopt, approve, recommend to its stockholders, endorse or otherwise declare advisable any Company Acquisition Proposal (in the case of the Company’s board of directors) or the Parent Acquisition Proposal (in the case of Parent’s board of directors) or resolve or agree or publicly propose to take any such actions or (E) other than with respect to a tender offer or exchange offer, fail to publicly reaffirm the Company Recommendation (in the case of the Company’s board of directors) or the Parent Recommendation (in the case of Parent’s board of directors) within three business days following receipt of a written notice from Parent (in the case of the Company’s board of directors) or the Company (in the case of Parent’s board of directors), delivered after the public announcement of a Company Acquisition Proposal (in the case of the Company’s board of directors) or a Parent Acquisition Proposal (in the case of Parent’s board of directors), which notice requests such reaffirmation (or, if earlier, the date that is two business days prior to the Company Stockholders Meeting (in the case of the Company’s board of directors) or the Parent Stockholders Meeting (in the case of Parent’s board of directors), as the same may be postponed in accordance with Section 6.4(a)) (each such action set forth in this Section 6.2(c)(i) with respect to the Company’s board of directors being referred to herein as an “Adverse Company Recommendation Change”, and each such action set forth in this Section 6.2(c)(i) with respect to Parent’s board of directors being referred to herein as an “Adverse Parent Recommendation Change”); and

(ii)       except as expressly permitted by Section 6.2(d)(y), cause or permit such party to enter into any Alternative Acquisition Agreement.

(d)       Permitted Changes of Recommendation and Permitted Entry into Alternative Acquisition Proposals. Notwithstanding anything contained in Section 6.2 to the contrary, if prior to the time, but not after, the Requisite Company Vote (in the case of the Company) or the Requisite Parent Vote (in the case of Parent) is obtained, (i) the Company or Parent receives a bona fide Company Acquisition Proposal (in the case of the Company) or Parent Acquisition Proposal (in the case of Parent) that did not result from a breach by the receiving party of this Section 6.2 and (ii) the board of directors of the receiving party determines in good faith, after consultation with its outside legal counsel and financial advisor, that such Company Acquisition Proposal (in the case of the Company) or Parent Acquisition Proposal (in the case of Parent) constitutes a Company Superior Proposal or Parent Superior Proposal, respectively, and that the failure to take such action would be inconsistent with its fiduciary duties under Delaware law, then the board of directors of the receiving party may, after complying with Section 6.2(f), (x) make an Adverse Company Recommendation Change (in the case of the Company) or Adverse Parent Recommendation Change (in the case of Parent) or (y) (1) terminate this Agreement pursuant to Sections 8.3(a) and pay the Termination Fee (if the receiving party is the Company) or (2) terminate this Agreement pursuant to Section 8.4(a) and pay the Reverse Termination Fee (if the receiving party is Parent), in either case to enter into an Alternative Acquisition Agreement with respect to such Company Superior Proposal or Parent Superior Proposal.

(e)       Certain Permitted Disclosure. In addition, nothing contained in this Section 6.2 shall prevent the Company or Parent or either of their boards of directors from (i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9, Rule 14e-2(a) and Item 1012(a) of Regulation M-A promulgated under the Exchange Act or from making any legally required disclosure to stockholders with regard to the transactions contemplated by this Agreement (provided that neither the disclosing party nor its board of directors may effect an Adverse Company Recommendation Change (in the case of the Company) or an Adverse Parent Recommendation Change (in the case of Parent) unless permitted by Section 6.2(d) or Section 6.2(h)) or (ii) issuing a “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act; provided, however, that if any disclosure made in reliance on this Section 6.2(e) does not reaffirm the Company Recommendation (in the case of the Company) or Parent Recommendation (in the case of Parent), such disclosure shall be deemed to be an Adverse Company Recommendation Change or Adverse Parent Recommendation Change, respectively, and, in the case of an Adverse Company Recommendation Change Parent shall have the right to terminate this Agreement as set forth in Section 8.4(b)(i), and, in the case of an Adverse Parent Recommendation Change the Company shall have the right to terminate this Agreement as set forth in Section 8.3(b)(i).

(f)       Match Rights. The board of directors of the Company, on the one hand, and the board of directors of Parent, on the other hand, shall not take any action set forth in Section 6.2(d) unless it has first:

(i)       caused the Company (in the case of the Company’s board of directors) or Parent (in the case of the Parent’s board of directors), to provide the other party at least four business days’ prior written notice of its intent to take either of the actions set forth in clause (x) or clause (y) of Section 6.2(d) (a “Notice of Superior Proposal”), which notice shall (A) state that the notifying party has received a Company Superior Proposal or Parent Superior Proposal, as applicable, (B) specify the material terms and conditions of such Company Acquisition Proposal or Parent Superior Proposal, (C) identify the Person making such Company Superior Proposal or Parent Superior Proposal, and (D) enclose the most recent draft of any agreements intended to be entered into in connection with such Company Superior Proposal or Parent Superior Proposal (it being understood and agreed that the delivery of the notification contemplated by this clause (i) shall not, in and of itself, constitute an Adverse Company Recommendation Change or Adverse Parent Recommendation Change);

(ii)       caused the notifying party and its Representatives to negotiate, to the extent the other party so wishes to negotiate, during such four business day period following delivery of the Notice of Superior Proposal (the “Notice Period”), in good faith with the other party concerning any revisions to the terms of this Agreement and/or any Voting Agreement that the other party wishes to propose in response to such Company Superior Proposal or Parent Superior Proposal; and

(iii)       following the end of the Notice Period, determined in good faith after consultation with its outside legal counsel and financial advisor, that such Company Acquisition Proposal or Parent Acquisition Proposal continues to constitute a Company Superior Proposal or Parent Acquisition Proposal, respectively, after taking into account any changes to which the other party has committed in writing to make to this Agreement and any Voting Agreement, and that the failure to take an action set forth in clause (x) or clause (y) of Section 6.2(d) would be inconsistent with its fiduciary duties under Delaware law; provided, however, that if, during the Notice Period, any revisions are made to the financial or other material terms of the Company Superior Proposal or Parent Superior Proposal that is the subject of such Notice of Superior Proposal, the notifying party shall deliver to the other party a new notice describing such revisions (and providing copies of the most recent draft of any agreements implementing such revisions) and shall comply with the requirements of clause (i) and clause (ii) of this Section 6.2(f) (except that the four business day Notice Period shall instead be a three business day Notice Period).

(g)       Notice of Acquisition Proposals. Each of the Company and Parent shall notify the other promptly (but in no event later than 24 hours) after receipt by such party (or any of its Representatives) of any Company Acquisition Proposal (in the case of the Company) or Parent Acquisition Proposal (in the case of Parent), or any inquiry, proposal or offer that would reasonably be expected to lead to a Company Acquisition Proposal (in the case of the Company) or Parent Acquisition Proposal (in the case of Parent), or any request for information relating to such party or any of its Subsidiaries or for access to the business, properties, assets, books or records of such party or any of its Subsidiaries, in each case by any Person that is reasonably likely to be considering or seeking to make, or has made within the 12 months preceding the date of this Agreement, a Company Acquisition Proposal (in the case of the Company) or Parent Acquisition Proposal (in the case of Parent), which notice shall include the material terms and conditions of any such Company Acquisition Proposal or Parent Acquisition Proposal, inquiry, proposal, offer or request, copies of any material written communications and draft documentation received relating to such Company Acquisition Proposal or Parent Acquisition Proposal and indicating the name of the Person making such Company Acquisition Proposal or Parent Acquisition Proposal, inquiry, proposal, offer or request, and thereafter the notifying party shall keep the other party reasonably informed, on a timely basis, of the status and material terms of any such Company Acquisition Proposal or Parent Acquisition Proposal, inquiry, proposal, offer or request (including any amendments thereto) and the status of any discussions or negotiations with such Person or its Affiliates (without prejudice to the restrictions set forth in Section 6.2(a) and the other provisions of this Section 6.2) and provide copies of all material written communications and draft documentation received relating to such Company Acquisition Proposal or Parent Acquisition Proposal.

(h)       Intervening Event. Notwithstanding anything to the contrary in Section 6.2(c)(i), the board of directors of the Company, on the one hand, and Parent, on the other hand, may at any time prior to (but not after) obtaining the Requisite Company Vote (in the case of the Company) or the Requisite Parent Vote (in the case of Parent) effect an Adverse Company Recommendation Change or Adverse Parent Recommendation Change, respectively, if (i) a Company Intervening Event (in the case of the Company) or Parent Intervening Event (in the case of Parent) occurs and (ii) the board of directors of the Company (in the case of a Company Intervening Event) or Parent (in the case of a Parent Intervening Event) determines in good faith, after consultation with its outside legal counsel and financial advisor, that the failure to effect an Adverse Company Recommendation Change (in the case of the Company) or an Adverse Parent Recommendation Change (in the case of Parent) in response to such Company Intervening Event or Parent Intervening Event would be inconsistent with its fiduciary duties under Delaware law; provided that the board of directors of the party in respect of which such Company Intervening Event (in the case of the Company) or Parent Intervening Event (in the case of Parent) has first (x) caused such party to provide the other party at least four business days’ prior written notice of its intent to effect such an Adverse Company Recommendation Change or Adverse Parent Recommendation Change, which shall specify in reasonable detail the circumstances related to such determination, (y) caused such party and its Representatives to negotiate, to the extent the other party so wishes to negotiate, during such four business day period following delivery of such notice, in good faith with the other party concerning any revisions to the terms of this Agreement and/or any Voting Agreement that the other party wishes to propose in response to such Company Intervening Event or Parent Intervening Event and (z) after complying with clause (x) and clause (y), determined in good faith, after consultation with its outside legal counsel and financial advisor, that the failure to effect an Adverse Company Recommendation Change (in the case of the Company) or Adverse Parent Recommendation Change (in the case of Parent) in response to such Company Intervening Event or Parent Intervening Event continues to be inconsistent with its fiduciary duties under Delaware law after taking into account any changes committed in writing to be made to this Agreement and any Voting Agreement by the other party.

(i)       Definitions. For purposes of this Agreement:

(A)       “Acceptable Confidentiality Agreement” means a confidentiality agreement that contains provisions that are no less favorable in the aggregate to the Company or Parent party thereto than those contained in the Confidentiality Agreement that are applicable to the Company (it being understood that such confidentiality agreement need not contain a “standstill” or similar obligations to the extent that the other party hereto is, concurrently with the entry by a party hereto or any of its Subsidiaries into such confidentiality agreement, released from any “standstill” and other similar obligations in the Confidentiality Agreement).

(B)       “Company Acquisition Proposal” means (i) any proposal or offer from any Third Party with respect to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination or similar transaction involving the Company and/or any of its Subsidiaries with respect to assets that constitute 15% or more of the assets, revenues or net income of the Company and its Subsidiaries, taken as a whole, and (ii) any acquisition by a Third Party resulting in, or proposal or offer (including any tender offer or exchange offer) from a Third Party that if consummated would result in, a Third Party becoming the beneficial owner of, directly or indirectly, in one transaction or a series of related transactions, (A) 15% or more of the total voting power of, or of any class of, equity securities of the Company or any of the Company’s Subsidiaries, or (B) 15% or more of the consolidated total assets (including equity securities of the Company’s Subsidiaries), revenues or net income of the Company, in each case other than the transactions contemplated by this Agreement; provided that no proposal or offer with respect to a dropdown transaction between the Company or any Subsidiary of the Company, on the one hand, and the MLP or any Subsidiary of the MLP, on the other hand, shall under any circumstances be deemed to be a Company Acquisition Proposal. A “Parent Acquisition Proposal” means a “Company Acquisition Proposal”, except that (x) the references therein to the “Company”, “MLP” and “Company Acquisition Proposal” shall be deemed to be references to “Parent”, “TMLP” and “Parent Acquisition Proposal”, respectively, and (y) each reference to “15%” therein shall be deemed to be a reference to “more than 50%”.

(C)       “Company Intervening Event” means any material change, development or occurrence that (i) first becomes known to the Company’s board of directors after the date of this Agreement and was not reasonably foreseeable by the Company’s board of directors as of the date of this Agreement, or (ii) if known (or reasonably foreseeable) as of the date of this Agreement, the consequences of such change, development or occurrence were not known to or reasonably foreseeable by the Company’s board of directors as of the date of this Agreement; provided, however, that in no event shall any of the following constitute or be deemed to contribute to or otherwise be taken into account in determining whether there has been, a Company Intervening Event: (a) the receipt, existence or terms of any Company Acquisition Proposal or any inquiry, offer, request or proposal that would reasonably be expected to lead to an Company Acquisition Proposal, or the consequences of any of the foregoing, (b) any change in the economy or financial markets generally in the United States or any other country or any change that is the result of acts of war, sabotage or terrorism or of natural disasters, (c) any change that is the result of factors generally affecting the petrochemical refining or pipeline industries, (d) any change in Law or in United States generally accepted accounting principles after the date of this Agreement, (e) any change in the price and/or trading volume of the Company Shares or the Parent Shares (or of the equity securities of any Subsidiary of the Company or of Parent) on the NYSE or any other market in which such securities are quoted for purchase and sale (provided that, the exception in this clause shall not prevent or otherwise affect a determination that any change, effect, circumstance or development underlying such change has resulted in, or contributed to, a Company Intervening Event, to the extent not otherwise excluded from the definition of “Company Intervening Event”), (f) the Company and/or any Company Subsidiary meeting or exceeding any internal or published budgets, projections, forecasts or predictions of financial performance or integration synergies for any period, including as a result of any realization by the Company or any of its Subsidiaries of the anticipated benefits of any product launch, initiative or roll-out or other marketing initiative, (g) Parent and/or any Parent Subsidiary failing to meet any internal or published budgets, projections, forecasts or predictions of financial performance or integration synergies for any period, including as a result of any failure by Parent or any of its Subsidiaries to realize the anticipated benefits of any product launch, initiative or roll-out or other marketing initiative and (h) any change in the prices of natural gas, crude oil, refined petroleum products, other hydrocarbon products or natural gas liquids or products produced from hydrocarbon products or natural gas liquids or crack spreads. A “Parent Intervening Event” means a Company Intervening Event, except the references therein to the “Company”, “Company Acquisition Proposal”, “Company Intervening Event” and “Parent”, shall be deemed to be references to “Parent”, “Parent Acquisition Proposal”, “Parent Intervening Event” and “the Company”, respectively, and in no event shall any opportunity to acquire (by merger, joint venture, partnership, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, or businesses or enter into any licensing, collaboration or similar arrangements, with any Third Party, constitute or be deemed to contribute to or otherwise be taken into account in determining whether there has been, a Parent Intervening Event.

(D)       “Company Superior Proposal” means a bona fide written Company Acquisition Proposal (but substituting “50%” for all references to “15%” in the definition of such term) not solicited in violation of this Section 6.2, that the board of directors of the Company has determined in its good faith judgment, after consultation with its outside legal counsel and financial advisor, and taking into account the terms and conditions and all other relevant factors (including all legal, financial and regulatory aspects of the proposal and the Person making the proposal), is reasonably capable of being consummated in accordance with its terms and which, if consummated, would be more favorable to the Company’s stockholders from a financial point of view than the transaction contemplated by this Agreement (after taking into account (1) any revisions to the terms of this Agreement and any Voting Agreement that Parent has committed in writing to make pursuant to Section 6.2(f) and (2) the certainty of completion and the time likely to be required to consummate such Company Acquisition Proposal). A “Parent Superior Proposal” means a “Company Superior Proposal”, except the references therein to a “Company Acquisition Proposal”, the “Company” shall be deemed to be references to “Parent Acquisition Proposal” and “Parent”, and vice versa.

6.3.       Proxy Filing; Information Supplied. (a) Parent and the Company shall promptly jointly prepare and file with the SEC the Prospectus/Proxy Statement relating to the Company Stockholder Meeting and the Parent Stockholder Meeting (the “Prospectus/Proxy Statement”) in preliminary form, and Parent shall promptly prepare and file with the SEC the Registration Statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of Parent Shares in the Merger, which shall include the Prospectus/Proxy Statement (the “S-4 Registration Statement”). Parent and the Company each shall use its reasonable best efforts to have the Prospectus/Proxy Statement cleared by the SEC as promptly as practicable after such filing, and Parent shall use its reasonable best efforts to have the S-4 Registration Statement declared effective under the Securities Act as promptly as practicable after its filing (and keep the S-4 Registration Statement effective for so long as may be necessary to consummate the Merger), and promptly thereafter each of the Company and Parent shall mail their respective Prospectus/Proxy Statement to their respective stockholders. Each of the parties shall promptly furnish to the other all non-privileged information concerning such party that is required by applicable Law to be included in the Prospectus/Proxy Statement or the S-4 Registration Statement so as to enable Parent to file the S-4 Registration Statement and the Company to file the Prospectus/Proxy Statement. Each of the Company, Parent, Merger Sub 1 and Merger Sub 2 shall promptly correct any information provided by it or any of its Representatives for use in the Prospectus/Proxy Statement or the S-4 Registration Statement if and to the extent that such information is discovered by Company, Parent, Merger Sub 1 or Merger Sub 2, as applicable, to be or to have become false or misleading in any material respect. Each of the Company and Parent shall, as promptly as practicable after the receipt thereof, provide the other party with copies of any written comments and advise the other party of any oral comments with respect to the Prospectus/Proxy Statement or the S-4 Registration Statement received by such party from the SEC, including any request from the SEC for amendments or supplements thereto, and shall provide the other with copies of all other material or substantive correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand. Notwithstanding the foregoing, prior to filing the Prospectus/Proxy Statement and the S-4 Registration Statement or responding to any comments of the SEC with respect thereto, each of the Company and Parent shall provide the other party and its counsel a reasonable opportunity to review such document or response (including the proposed final version of such document or response) and consider in good faith the comments of the other party in connection with any such document or response. None of the Company, Parent or their respective Representatives shall agree to participate in any material or substantive meeting or conference (including by telephone) with the SEC, or any member of the staff thereof, in respect of the Prospectus/Proxy Statement or the S-4 Registration Statement unless it consults with the other party in advance and, to the extent permitted by the SEC, allows the other party to participate. Parent shall advise the Company, promptly after receipt of notice thereof, of the time of effectiveness of the S-4 Registration Statement, and the issuance of any stop order relating thereto or the suspension of the qualification of Parent Shares for offering or sale in any jurisdiction, and each of the Company and Parent shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.

(b)       The Company and Parent each agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it or its Subsidiaries for inclusion or incorporation by reference in (i) the S-4 Registration Statement will, at the time the S-4 Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) the Prospectus/Proxy Statement and any amendment or supplement thereto will, at the date of mailing to stockholders and at the times of the meeting of stockholders of each of the Company and Parent to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company and Parent will cause the S-4 Registration Statement to comply as to form in all material respects with the applicable provisions of the Securities Act and the rules and regulations thereunder.

(c)       If at any time prior to the Requisite Company Vote and the Requisite Parent Vote, any information relating to the Company or Parent, or any of their respective Affiliates, officers or directors, should be discovered by the Company or Parent that should be set forth in an amendment or supplement to either of the Prospectus/Proxy Statement or the S-4 Registration Statement, so that either of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other party hereto and an appropriate amendment or supplement describing such information shall promptly be prepared and filed with the SEC and, to the extent required under applicable Law, disseminated to the stockholders of each of the Company and Parent.

(d)       Each of the Company and Parent shall, upon request, furnish to the other all information concerning itself, its Subsidiaries, directors, officers and (to the extent reasonably available to the applicable party) stockholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of the Company, Parent or any of their respective Subsidiaries, to the SEC or the NYSE in connection with the Prospectus/Proxy Statement and the S-4 Registration Statement.

6.4.       Stockholders Meetings.

(a)       The Company shall (i) as soon as reasonably practicable following the date on which the S-4 Registration Statement is declared effective under the Securities Act and the SEC staff advises that it has no further comments on the Prospectus/Proxy Statement or that the Company may commence mailing the Prospectus/Proxy Statement, duly call and give notice of, and commence mailing of the Prospectus/Proxy Statement to the holders of Company Shares as of the record date established for, a meeting of holders of the Company Shares (the “Company Stockholders Meeting”) to consider and vote upon the adoption of this Agreement and (ii) as soon as reasonably practicable (but in any event within 35 days) following the commencement of the mailing of the Prospectus/Proxy Statement pursuant to clause (i) above, convene and hold the Company Stockholders Meeting; provided that the Company may adjourn or postpone the Company Stockholders Meeting to a later date to the extent the Company believes in good faith that such adjournment or postponement is reasonably necessary (A) to ensure that any required supplement or amendment to the Prospectus/Proxy Statement is provided to the holders of Company Shares within a reasonable amount of time in advance of the Company Stockholders Meeting, (B) to allow reasonable additional time to solicit additional proxies necessary to obtain the Requisite Company Vote (including after commencement of a Company Acquisition Proposal that is a tender offer or exchange offer), provided that the Company Stockholders Meeting cannot be postponed by more than 20 business days pursuant to this clause (B) in connection with any individual commencement of a Company Acquisition Proposal that is a tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act, (C) to ensure that there are sufficient Company Shares represented (either in person or by proxy) and voting to constitute a quorum necessary to conduct the business of the Company Stockholders Meeting or (D) otherwise where required to comply with applicable Law. Subject to Section 6.2, the Company’s board of directors shall recommend the adoption of the Agreement at the Company Stockholders Meeting and, unless there has been an Adverse Company Recommendation Change permitted by and in accordance with Section 6.2(d) or Section 6.2(h), shall include the Company Recommendation in the Prospectus/Proxy Statement and take all lawful action necessary, proper or advisable on its part to solicit such adoption.

(b)       Parent shall (i) as soon as reasonably practicable following the date on which the S-4 Registration Statement is declared effective under the Securities Act and the SEC staff advises that it has no further comments on the Prospectus/Proxy Statement or that Parent may commence mailing the Prospectus/Proxy Statement, duly call and give notice of, and commence mailing of the Prospectus/Proxy Statement to the holders of Parent Shares as of the record date established for, a meeting of holders of the Parent Shares (the “Parent Stockholders Meeting”) (which record date shall be the same as the record date established by the Company for the Company Stockholders Meeting) to consider and vote upon the issuance of Parent Shares in the Merger and (ii) as soon as reasonably practicable (but in any event within 35 days) following the commencement of the mailing of the Prospectus/Proxy Statement pursuant to clause (i) above, convene and hold the Parent Stockholders Meeting; provided that Parent may adjourn or postpone the Parent Stockholders Meeting to a later date to the extent Parent believes in good faith that such adjournment or postponement is reasonably necessary (A) to ensure that any required supplement or amendment to the Prospectus/Proxy Statement is provided to the holders of Parent Shares within a reasonable amount of time in advance of the Parent Stockholders Meeting, (B) to allow reasonable additional time to solicit additional proxies necessary to obtain the Requisite Parent Vote (including after commencement of a Parent Superior Proposal that is a tender offer or exchange offer), provided that the Parent Stockholders Meeting cannot be postponed by more than 20 business days pursuant to this clause (B) in connection with any individual commencement of a Parent Acquisition Proposal that is a tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act, (C) to ensure that there are sufficient Parent Shares represented (either in person or by proxy) and voting to constitute a quorum necessary to conduct the business of the Parent Stockholders Meeting or (D) otherwise where required to comply with applicable Law. Subject to Section 6.2, Parent’s board of directors shall recommend the approval of the issuance of Parent Shares in the Merger at the Parent Stockholders Meeting and, unless there has been an Adverse Parent Recommendation Change permitted by and in accordance with Section 6.2(d) or Section 6.2(h), shall include the Parent Recommendation in the Prospectus/Proxy Statement and take all lawful action necessary, proper or advisable on its part to solicit such approval.

(c)       Parent and the Company shall cooperate to schedule and convene the Parent Stockholders Meeting and the Company Stockholders Meeting on the same date and to establish the same record date for both the Parent Stockholders Meeting and the Company Stockholders Meeting. Notwithstanding any Adverse Company Recommendation Change or Adverse Parent Recommendation Change, unless this Agreement is terminated pursuant to Article VIII, (x) the adoption of this Agreement shall be submitted to the holders of the Company Shares at the Company Stockholders Meeting and (y) the approval of the issuance of Parent Shares in the Merger shall be submitted to the holders of the Parent Shares at the Parent Stockholders Meeting.

6.5.       Filings; Other Actions; Notification.

(a)       [RESERVED]

(b)       Cooperation. Subject to the terms and conditions set forth in this Agreement, the Company and Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement, including filing a Notice and Report Form with the Federal Trade Commission and the Antitrust Division of the Department of Justice pursuant to the HSR Act within 15 business days after the date of this Agreement; provided, however, that (i) nothing in this Agreement, including this Section 6.5, will (and “reasonable best efforts” will in no event) require, or be construed to require, Parent to agree to or take any action (or consent to the Company or any Company Subsidiary agreeing to take, or taking, any action) that would constitute a Burdensome Condition. For purposes of this Agreement, a “Burdensome Condition” means any terms, conditions, liabilities, obligations or commitments that would obligate or require Parent, the Company or any of their respective Subsidiaries to (A) proffer to or agree to sell, divest, lease, license, transfer, dispose of or otherwise encumber or hold separate, any assets, licenses, operations, rights, product lines, businesses or interest therein of the Company or any of its Subsidiaries or (B) agree to any material changes (including through a licensing arrangement) or restriction on, or other impairment of Parent’s or the Company’s ability to own or operate, any assets, licenses, operations, rights, product lines, businesses or interest therein of the Company or any of its Subsidiaries, other than, in the case of each of clause (A) and clause (B), for (1) any sales, divestments, leases, licenses, transfers, disposals, encumbrances or holding separate of, and (2) any agreements to any material changes, restrictions or impairments on, any assets, licenses, operations, rights, product lines, businesses or interest therein of Parent, the Company or any of their respective Subsidiaries, that generated no more than $25,000,000 of EBITDA, in the aggregate (taking into account all proffers and agreements made pursuant to this sentence), in the most recently completed fiscal year for which financial information is available. The Company and its Subsidiaries shall not take or agree to any of the actions set forth in clause (A) or clause (B) of the definition of “Burdensome Condition” without the prior written consent of Parent which, without limiting Parent’s obligations under this Section 6.5(b), may be granted or withheld in Parent’s sole discretion. To the extent Parent so requests in writing (and solely to the extent of such written request), the Company shall and shall cause its Subsidiaries to proffer, consent and/or agree to any of the matters referred to in clause (A) or clause (B) of the definition of “Burdensome Condition” to the extent such proffer, consent or agreement is conditioned on the occurrence of the Effective Time. Nothing in this Agreement shall require, or be construed to require, Parent or any of its Affiliates to defend litigation or any similar proceeding if the United States Department of Justice or the United States Federal Trade Commission authorizes its staff to seek a preliminary injunction or restraining order to enjoin consummation of the Merger. If Parent determines to defend any litigation or similar proceeding brought by the Federal Trade Commission or the Antitrust Division of the Department of Justice or any state attorney general in connection with their review (if any) of the Merger, Parent will promptly reimburse the Company for any reasonable and documented expenses and costs (including out-of-pocket auditor’s and attorney’s fees and expenses) incurred in connection with the Company’s or its Subsidiaries’ or Representatives’ involvement therewith. The Company and Parent will each request early termination of the waiting period with respect to the Merger under the HSR Act. At the written request of Parent, each of Parent and the Company shall, on a one time basis, (i) agree to extend the waiting period with respect to the Merger under the HSR Act for up to a further 30 days and/or (ii) pull and promptly refile the Notice and Report Forms filed in respect of the Merger. Subject to applicable Laws relating to the exchange of information, Parent shall have the right to direct all matters with any Governmental Entity consistent with its obligations hereunder; provided that each party hereto shall permit the other parties to review in advance, and to the extent practicable each of Parent and the Company will consult with the other on and consider in good faith the views of the other in connection with, any proposed substantive communication to any Governmental Entity in connection with this Agreement or the transactions contemplated by this Agreement (including all of the information relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any Governmental Entity in connection with the Merger or the other transactions contemplated by this Agreement (including the Prospectus/Proxy Statement). In exercising the foregoing rights, each of the parties hereto shall act reasonably and as promptly as practicable.

(c)       Information. The Company and Parent each shall, upon request by the other, use reasonable best efforts to furnish the other with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Prospectus/Proxy Statement, the S-4 Registration Statement or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Merger and the transactions contemplated by this Agreement; provided, that the limitations set forth in the provisos to Section 6.7 shall apply to the Company’s and Parent’s obligations, mutatis mutandis. In addition, each of the Company and Parent shall use its reasonable best efforts to provide the information concerning it necessary to enable the Company and Parent to prepare required pro forma financial statements and related footnotes in connection with the preparation of the Prospectus/Proxy Statement and the S-4 Registration Statement.

(d)       Status.

(i)       Subject to applicable Law and as required by any Governmental Entity, the Company and Parent each shall keep the other apprised of the status of matters relating to completion of the transactions contemplated by this Agreement, including promptly furnishing the other with copies of written notices or other communications received by Parent or the Company, as the case may be, or any of its Subsidiaries, from any Governmental Entity with respect to such transactions. The Company and Parent each shall give prompt notice to the other of any change, fact or condition of which it becomes aware that would be reasonably likely to result in a Company Material Adverse Effect or a Parent Material Adverse Effect, respectively, or any breach by such party of its representations, warranties, covenants or agreements hereunder that would reasonably be expected to result in the failure of any condition to the other party’s obligations to effect the Merger hereunder. Subject to Section 6.5(b), neither the Company nor Parent shall permit any of its officers or any other representatives or agents to participate in any substantive meeting or discussion with any Governmental Entity in respect of any filings, investigation or other inquiry relating to the transactions contemplated hereby unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend and participate thereat.

(ii)       Without limiting the generality of Section 6.5(b) or Section 6.5(d)(i), the Company and Parent shall each promptly advise the other party if it obtains knowledge of (A) any written notice or other written communication from any counterparty to a Contract with regard to any action, consent, approval or waiver that is required to be taken or obtained with respect to such Contract in connection with the consummation of the Merger (and provide a copy thereof) or (B) any written notice or other written communication from any other Person alleging that the consent of such Person is or may be required in connection with the Merger (and provide a copy thereof). The Company shall notify Parent as promptly as practicable of any written notice or other written communication received after the date of this Agreement from any party to any Material Contract to the effect that such party has terminated or intends to terminate or otherwise materially adversely modify its relationship with the Company or any Subsidiary of the Company. Notwithstanding the foregoing, a party’s failure to comply with this Section 6.5(d)(ii) (provided that such failure was not in bad faith) shall not constitute a failure of any condition set forth in Article VII to be satisfied, or otherwise provide any other party the right not to effect the transactions contemplated by this Agreement, except to the extent that any other provision of this Agreement independently provides such right.

6.6.       Taxation.

(a)       The parties intend to adopt this Agreement and the Merger as a plan of reorganization under Section 368(a) of the Code. Notwithstanding any other provision in this Agreement, the Company Disclosure Letter or the Parent Disclosure Letter to the contrary, each of the parties hereto shall, and shall cause each of their respective Affiliates to, use its reasonable best efforts to (i) not take any action that would reasonably be expected to prevent or impede the treatment of the Merger as a “reorganization” within the meaning of Section 368(a) of the Code and (ii) cooperate with one another in obtaining the opinion from Davis Polk & Wardwell LLP (or another nationally recognized law firm selected by the Company) described in Section 7.3(c). Parent and the Company shall use commercially reasonable efforts to execute and deliver to the counsel of Parent and the Company officer’s certificates containing appropriate representations at such time or times as may be reasonably requested by such counsel (each, a “Tax Representation Letter”) in connection with the delivery of the opinion described in Section 7.3(c) (in each case, only to the extent that Parent or Company, as the case may be, in good faith reasonably believes that it is able to make such representations truthfully).

(b)       Unless otherwise agreed in writing by the Company and Parent, then notwithstanding anything to the contrary herein, Parent, the Surviving Corporation and Merger Sub 2 shall not consummate the Second Merger unless either Parent or the Company provides notice prior to the Closing, to the other party that it elects to have the Second Merger consummated (the “Second Merger Election”) because it reasonably believes, based upon the receipt of an opinion of Davis Polk & Wardwell LLP (or another nationally recognized law firm selected by the Company), that the Second Merger is necessary to enable the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

(c)       After the date of this Agreement and prior to the Effective Time, Parent and the Company shall cooperate in good faith with respect to Tax matters relevant to integrating their respective Subsidiaries and operations.

6.7.       Access and Reports. Subject to applicable Law, upon reasonable notice, the Company shall (and shall cause its Subsidiaries to) afford Parent’s Representatives reasonable access, during normal business hours throughout the period prior to the Effective Time, to its employees, properties, books, Contracts and records and, during such period, shall (and shall cause its Subsidiaries to) furnish promptly to Parent all information concerning its business, properties and personnel as may reasonably be requested, provided that no investigation pursuant to this Section 6.7 shall affect or be deemed to modify any representation or warranty made by the Company, Parent, Merger Sub 1 or Merger Sub 2 herein, and provided, further, that the foregoing shall not require the Company (i) to permit any inspection, or to disclose any information, that in the reasonable judgment of the Company would result in the disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality if the Company shall have used reasonable best efforts to obtain the consent of such third party to such inspection or disclosure, (ii) to permit any environmental sampling on any of the properties owned, leased or operated by it or any of its Subsidiaries or (iii) to disclose any privileged information of the Company or any of its Subsidiaries. All requests for information made pursuant to this Section 6.7 shall be directed to the executive officer or other Person designated by the Company. All such information shall be governed by the terms of the Confidentiality Agreement.

6.8.       Stock Exchange Listing and Delisting. Parent shall use its reasonable best efforts to cause the Parent Shares to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing Date. Prior to the Closing, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE to enable the delisting by the Surviving Corporation of the Company Shares from the NYSE and the deregistration of the Company Shares under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than 10 days after the Closing Date.

6.9.       Publicity. The initial press release regarding the Merger shall be a joint press release, and thereafter, unless an Adverse Company Recommendation Change or an Adverse Parent Recommendation Change shall have occurred, and except with respect to press releases and other public statements in connection with Section 6.2 (to the extent expressly permitted pursuant to Section 6.2), the Company and Parent each shall consult with the other prior to issuing any press releases or otherwise making public announcements with respect to the Merger and the other transactions contemplated by this Agreement and prior to making any filings with any third party and/or any Governmental Entity (including any national securities exchange or interdealer quotation service) with respect thereto, except as may be required by Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service or by the request of any Governmental Entity. Notwithstanding the foregoing sentence, without prior consultation, each party (a) may, subject to Section 6.2, communicate information that is not confidential information of any other party with financial analysts, investors and media representatives in the ordinary course of business and in a manner consistent with its past practice in compliance with applicable Law and (b) may disseminate information included in a press release or other document already approved for external distribution by the other parties.

6.10.    Employee Benefits.

(a)       Parent shall, or shall cause the Surviving Corporation to, provide each employee who is actively employed by the Company and its Subsidiaries on the Closing Date (each a “Continuing Employee”) while employed by Parent or any of its Subsidiaries with: (A) during the period commencing at the Effective Time and ending on the 12 month anniversary of the Effective Time, base salary or base wage no less favorable than the base salary or base wage provided by the Company and its Subsidiaries to such Continuing Employee immediately prior to the Effective Time, (B) during the period commencing at the Effective Time and ending on the December 31 of the year in which the Effective Time occurs, (x) target annual cash bonus opportunities and severance benefits, in each case, that are no less favorable than those provided by the Company and its Subsidiaries to such Continuing Employee immediately prior to the Effective Time and (y) retirement and welfare benefits (other than defined benefit plan and retiree welfare benefits) that are no less favorable in the aggregate than those provided by the Company and its Subsidiaries to such Continuing Employee immediately prior to the Effective Time, and (C) during the period commencing on January 1 of the year following the year in which the Effective Time occurs and ending on the 12 month anniversary of the Effective Time, (x) target annual cash bonus opportunities and severance benefits, in each case, that are substantially comparable to those provided to similarly situated employees of Parent and (y) retirement and welfare benefits (other than defined benefit plan and retiree welfare benefits) that are substantially comparable in the aggregate to those provided to similarly situated employees of Parent; provided, however, that until such time as Parent fully integrates the Continuing Employees into its plans, participation in the Company Benefit Plans shall be deemed to satisfy the foregoing standards, it being understood that the Continuing Employees may commence participating in the plans of Parent on different dates following the Effective Time with respect to different benefit plans; provided, further, that the requirements of this sentence shall not apply to Continuing Employees who are covered by a collective bargaining agreement.

(b)       Parent shall (A) use its reasonable best efforts to cause any pre-existing conditions or limitations and eligibility waiting periods under any group health plans of Parent or its Affiliates to be waived with respect to the Continuing Employees and their eligible dependents, (B) use its reasonable best efforts to give each Continuing Employee credit for the plan year in which the Effective Time occurs towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to the Effective Time for which payment has been made and (C) give each Continuing Employee service credit for such Continuing Employee’s employment with the Company and its Subsidiaries for purposes of vesting, benefit accrual and eligibility to participate under each applicable Parent benefit plan, as if such service had been performed with Parent, except for benefit accrual under defined benefit pension plans, or to the extent it would result in a duplication of benefits.

(c)       If requested in writing by Parent at least five business days prior to the Effective Time, the Company shall take (or cause to be taken) all actions reasonably determined by Parent to be necessary or appropriate to terminate, effective not later than the business day immediately prior to the Effective Time, any Company Benefit Plans that contain a cash or deferred arrangement intended to qualify under Section 401(k) of the Code. In the event that Parent requests that such plan(s) be terminated, (i) the Company shall provide Parent with evidence that such plan(s) has been terminated (the form and substance of which shall be subject to review and approval by Parent) not later than the business day immediately preceding the Effective Time and (ii) Parent shall permit each eligible Continuing Employee to become a participant in an “eligible retirement plan” (within the meaning of Section 401(a)(31) of the Code) of Parent or any of its Subsidiaries (the “Parent 401(k) Plan”) and make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code, including, to the extent permitted by the Parent 401(k) Plan, all participant loans) in cash or notes (in the case of participant loans and to the extent permitted by the Parent 401(k) Plan) in an amount equal to the eligible rollover distribution portion of the account balance distributed to each such Continuing Employee from such plan to the Parent 401(k) Plan.

Nothing contained in this Agreement is intended to (A) be treated as an amendment of any particular Company Benefit Plan, (B) prevent Parent, the Company or any of their Affiliates from amending or terminating any of their benefit plans in accordance their terms, (C) prevent Parent, the Company or any of their Affiliates, after the Effective Time, from terminating the employment of any Continuing Employee, or (D) create any third party beneficiary rights in any employee of the Company or any of its Subsidiaries, any beneficiary or dependent thereof, or any collective bargaining representative thereof, with respect to the compensation, terms and conditions of employment and/or benefits that may be provided to any Continuing Employee by Parent, the Company or any of their Affiliates or under any benefit plan which Parent, the Company or any of their Affiliates may maintain.

6.11.       Election to Parent’s Board of Directors. Promptly after the Effective Time, Parent shall increase the size of its board of directors in order to cause Paul Foster and Jeff Stevens to be appointed to Parent’s board of directors at such time and, subject to fiduciary obligations under applicable Law, shall use its best efforts to cause Paul Foster and Jeff Stevens to be elected to the board of directors of Parent at the first annual meeting of stockholders of Parent with a proxy mailing date after the Effective Time.

6.12.       Expenses. Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such expense, except (a) that expenses incurred in connection with the filing fee for the S-4 Registration Statement and printing and mailing the Prospectus/Proxy Statement and the S-4 Registration Statement shall be shared equally by Parent and the Company and (b) as otherwise expressly set forth in this Agreement.

6.13.       Indemnification; Directors’ and Officers’ Insurance. (a) From and after the Effective Time, each of Parent and the Surviving Corporation agrees that it will (including by Parent providing sufficient funds to the Surviving Corporation or the applicable Subsidiary) indemnify and hold harmless each present and former director and officer of the Company or any of its Subsidiaries and each other Person who, at the request or for the benefit of the Company or any of its Subsidiaries, is or was previously serving as a director or officer, MLP employee or fiduciary of any other Person or any benefit plan of the Company or any benefit plan of any of the Company’s Subsidiaries (in each case, when acting in such capacity), determined as of the Effective Time (the “Indemnified Parties”), from and against any costs or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, penalties, amounts paid in settlement (including all interest, assessments and other charges) or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company or the applicable Subsidiary of the Company would have been permitted under Delaware law and under its certificate of incorporation or by-laws or other governing documents in effect on the date of this Agreement to indemnify such Person (and Parent or the Surviving Corporation shall also advance fees, costs and expenses (including attorneys’ fees and disbursements) as incurred to the fullest extent permitted under applicable Law, provided the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by a final and nonappealable judicial determination that such Person is not entitled to indemnification hereunder or thereunder).

(b)       Any Indemnified Party wishing to claim indemnification under paragraph (a) of this Section 6.13, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Parent thereof, but the failure to so notify shall not relieve Parent or the Surviving Corporation of any liability it may have to such Indemnified Party except to the extent such failure materially prejudices the indemnifying party.

(c)       For six years after the Effective Time, Parent shall cause to be maintained in effect provisions in the Surviving Corporation’s certificate of incorporation and bylaws (or in such documents of any successor to the business of the Surviving Corporation (including, for clarity the Surviving Company, if applicable)) regarding elimination of liability of directors, indemnification of directors, officers, employees, fiduciaries and agents and advancement of fees, costs and expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of this Agreement. From and after the Effective Time, Parent shall cause the Surviving Corporation and its Subsidiaries to honor and comply with their respective obligations under any indemnification agreement with any Indemnified Party in effect as of (and disclosed to Parent prior to) the date hereof, and not amend, repeal or otherwise modify any such agreement in any manner that would adversely affect any right of any Indemnified Party thereunder.

(d)       Prior to the Effective Time, the Company shall, and if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay for “tail” insurance policies (providing only for the Side A coverage for Indemnified Parties where the existing policies also include Side B coverage for the Company) with a claims period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with benefits and levels of coverage no less favorable in any material respect to the Indemnified Parties than the Company’s existing policies with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby); provided, however, that in no event shall the Company expend for such policies a premium amount in excess of the amount set forth in Section 6.13(d) of the Company Disclosure Letter. If the Company and the Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect for a period of at least six years from and after the Effective Time the D&O Insurance in place as of the date of this Agreement with benefits and levels of coverage no less favorable in any material respect to the Indemnified Parties than that provided in the Company’s existing policies as of the date of this Agreement, or the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, use reasonable best efforts to purchase comparable D&O Insurance for such six-year period with benefits and levels of coverage at least as favorable to the Indemnified Parties as provided in the Company’s existing policies as of the date of this Agreement), provided, however, that in no event shall Parent or the Surviving Corporation be required to expend for such policies an annual premium amount in excess of 300% of the annual premiums currently paid by the Company for such insurance; and, provided further that if the annual premia of such insurance coverage exceed such amount, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(e)       If Parent or the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation (including, for clarity, the Surviving Company, if applicable) shall assume all of the obligations set forth in this Section 6.13.

(f)       The provisions of this Section 6.13 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties.

(g)       The rights of the Indemnified Parties under this Section 6.13 shall be in addition to any rights such Indemnified Parties may have under the certificate of incorporation or by-laws of the Company or any of its Subsidiaries, or under any applicable Contracts or Laws.

6.14.       Company Debt Arrangements.

(a)       From the date hereof through the Effective Time, at Parent’s written request, the Company shall use its reasonable best efforts to cooperate with, and provide all reasonable assistance to, Parent in connection with any steps Parent may, in its sole discretion, determine are necessary or desirable to take in order for Parent to retire, repay, defease, repurchase or redeem, effective at or after the Effective Time, some or all amounts outstanding under (a) any or all Company Credit Agreements (other than the MLP Credit Agreement) and/or (b) any or all Company Indentures, which cooperation and assistance shall include, arranging for (x) the optional redemption, defeasance or other repurchase by the Parent (on behalf of the Company) or any of Parent’s Subsidiaries of, or a tender offer by Parent (on behalf of the Company) or any of Parent’s Subsidiaries for, some or all of the notes issued pursuant to any Company Indenture (and in connection therewith, obtaining the release of all guarantees and liens with respect thereto), provided that the consummation of any such redemption, repurchase or tender offer shall be contingent upon the occurrence of the Effective Time unless otherwise agreed by the Company or (y) the repayment or prepayment by Parent or any of Parent’s Subsidiaries of any amounts outstanding under any Company Credit Agreement (other than the MLP Credit Agreement) on or after the Closing Date (and in connection therewith, obtaining the termination of all commitments under and the release of all guarantees and liens with respect thereto), provided that the consummation of any such repayment or prepayment shall be contingent upon the occurrence of the Effective Time unless otherwise agreed by the Company.

(b)       The Company shall use its reasonable best efforts to timely make all notices, and timely take all such other actions, required to be made by it pursuant to each Company Credit Agreement (other than the MLP Credit Agreement) and Company Indenture in connection with this Agreement and/or any of the transactions contemplated hereby.

(c)       All documentation prepared by the Company, the Company’s Subsidiaries and/or the Representatives of any of the foregoing in connection with this Section 6.14 shall be subject to the prior review, comment and approval of Parent.

(d)       Section 6.14 shall be subject to Sections 6.17(d) and 6.17(e).

(e)       For purposes of this Agreement:

(i)       “Company Credit Agreements” means (A) the Third Amended and Restated Revolving Credit Facility, dated as of October 2, 2014 (as amended pursuant to the First Amendment thereto on April 29, 2015 and the Second Amendment thereto on May 27, 2016 and as otherwise modified prior to the date hereof), by and among the Company, the Company Subsidiaries from time to time party thereto, the lenders from time to time party thereto and Bank of America, N.A., as administrative agent, swing line lender and L/C issuer, (B) the Term Loan Credit Agreement, dated as of November 12, 2013 (as amended by Amendment No. 1 thereto on November 25, 2013, Amendment No. 2 thereto on April 29, 2015 and Amendment No. 3 thereto on May 27, 2016, as supplemented by the Incremental Supplement thereto on June 23, 2016 and as otherwise modified prior to the date hereof), by and among the Company, the lenders from time to time party thereto and Bank of America, N.A., as administrative agent, (C) the Amended and Restated Credit Agreement, dated as of September 29, 2014 (as amended by Amendment No. 1 thereto on February 29, 2016 and as otherwise modified prior to the date hereof), by and among Northern Tier Energy LLC, each subsidiary of Northern Tier Energy LLC party thereto, the lenders and issuing banks from time to time party thereto and J.P. Morgan Chase Bank, N.A. as administrative agent and collateral agent, (D) the Credit Agreement, dated as of October 16, 2013 (as amended by the Commitment Increase and First Amendment thereto on September 15, 2016) (the “MLP Credit Agreement”), by and among the MLP, the lenders from time to time party thereto and Well Fargo Bank, National Association, as administrative agent, swing line lender and L/C issuer and (E) any other credit agreements or facilities to which the Company or any of its Subsidiaries is a party.

(ii)       “Company Indentures” means (A) that certain Indenture, dated as of February 11, 2015 (the “MLP Indenture”), among the MLP, WNRL Finance Corp., the Guarantors named therein and U.S. Bank National Association, as trustee, (B) that certain Indenture, dated as of March 25, 2013, among the Company, the Guarantors named therein and U.S. Bank National Association, as trustee, paying agent, registrar and transfer agent, (C) that certain Indenture, dated November 8, 2012, by and among Northern Tier Energy LLC, Northern Tier Finance Corporation, the subsidiary guarantors party thereto and Deutsche Bank Trust Company Americas, and the supplemental Indenture, dated September 29, 2014, by and among Northern Tier Energy LLC, Northern Tier Finance Corporation, the subsidiary guarantors party thereto and Deutsche Bank Trust Company America and (D) any other indentures to which the Company or any of its Subsidiaries is a party.

6.15.       Other Actions by the Company and Parent.

(a)       Takeover Statute. If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement or any Voting Agreement, each of Parent and the Company and their respective boards of directors shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and by the Voting Agreements and otherwise act to eliminate (or to the extent elimination is not possible, minimize) the effects of such statute or regulation on such transactions.

(b)       Dividends. The Company shall coordinate with Parent the declaration, setting of record dates and payment dates of dividends on Company Shares so that holders of Company Shares do not receive dividends on both Company Shares and Parent Shares received in the Merger in respect of any calendar quarter or fail to receive a dividend on either Company Shares or Parent Shares received in the Merger in respect of any calendar quarter.

(c)       Section 16 Matters. The board of directors of the Company and Parent shall, prior to the Effective Time, take all such actions as may be necessary or appropriate pursuant to Rule 16b-3(d) and Rule 16b-3(e) under the Exchange Act to exempt (i) the disposition of Company Shares, Company Equity Awards and other derivative securities with respect to Company Shares, (ii) the conversion of Company Shares, Company Equity Awards and other derivative securities with respect to Company Shares into Parent Shares or other derivative securities with respect to Parent Shares, as the case may be, and (iii) the acquisition of Parent Shares or other derivative securities with respect to Parent Shares as the case may be, pursuant to the terms of this Agreement by officers and directors of the Company subject to the reporting requirements of Section 16(a) of the Exchange Act or by employees of the Company who may become an officer or director of Parent subject to the reporting requirements of Section 16(a) of the Exchange Act.

(d)       The Company agrees that, from and after January 1, 2017 and prior to the Effective Time, neither the Company nor any of its Subsidiaries (other than the MLP) shall (i) file any registration statement (other than on Form S-8 and other than prospectus supplements to existing registration statements) or (ii) consummate any unregistered offering of securities that by the terms of such offering requires subsequent registration under the Securities Act.

6.16.       Litigation. The Company shall control the defense and settlement of any litigation or other legal proceedings against the Company or any of its directors relating to this Agreement, the Merger or other transactions contemplated by this Agreement; provided that the Company shall give Parent the opportunity to participate in the Company’s defense or settlement of any stockholder litigation against the Company and/or its directors or executive officers relating to the transactions contemplated by this Agreement, including the Merger. The Company agrees that it shall not settle or offer to settle any litigation commenced prior to or after the date of this Agreement against the Company or its directors, executive officers or similar Persons by any stockholder of the Company relating to this Agreement the Merger, or any other transaction contemplated hereby without the prior written consent of Parent, which shall not be unreasonably withheld, conditioned or delayed

6.17.       Financing.

(a)       Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, advisable or desirable to (i) satisfy on a timely basis all terms and conditions applicable to Parent and Parent’s Subsidiaries set forth in the Commitment Letter that are within its control (other than, for the avoidance of doubt, any condition where the failure to be so satisfied results from the Company’s failure to deliver the Required Information), (ii) maintain in effect the Commitment Letter and negotiate and enter into definitive agreements with respect thereto on the terms and conditions contemplated by the Commitment Letter and (iii) subject to the other terms and provisions of this Agreement, to consummate the Financing at the Closing to the extent the proceeds thereof are needed to pay the Cash Consideration and to pay all other cash amounts required to be paid in connection with the consummation of the transactions contemplated by this Agreement; provided that, notwithstanding clauses (i) and (ii) above, Parent may substitute one or more other debt financing contemplated by the Commitment Letter, whether with the same and/or alternative financing sources (any such substitute financing, a “Permitted Alternative Financing”), so long as such substitution does not reduce the aggregate amount of Financing and would not reasonably be expected to delay or prevent the Closing or make the timely funding of the Financing materially less likely to occur to the extent needed to consummate the Merger. Parent will notify the Company in writing promptly (and in any event within three business days) (A) of any breach or default of the Commitment Letter by any party to the Commitment Letter of which Parent becomes aware, (B) if and when Parent becomes aware that any portion of the Financing may not be available to consummate the funding of the transactions contemplated by this Agreement, (C) of the receipt by Parent of any written notice or other written communication from any Person with respect to any actual or potential breach, default, termination or repudiation by, any party to the Commitment Letter that would reasonably be expected to result in the Financing not being available or a material delay to the Closing Date, (D) of any material dispute or disagreement between Parent and any other parties to the Commitment Letter or definitive agreements related to the Financing with respect to the obligation to fund the Financing or the amount of the Financing to be funded on the Closing Date and (E) of any expiration or termination of the Commitment Letter. To the extent requested in writing by the Company, Parent will keep the Company informed on a reasonably current basis and in reasonable detail of the status of its efforts to arrange the Financing. Parent will not replace (except with Permitted Alternative Financing), amend or waive the Commitment Letter without the Company’s prior written consent if such replacement, amendment or waiver reduces the aggregate amount of the Financing or amends the Financing, in each case, in a manner that would reasonably be expected to delay or prevent the Closing or make the timely funding of the Financing materially less likely to occur to the extent needed to consummate the Merger (it being understood that Parent may amend or supplement the Commitment Letter (and the related fee and engagement letters) on one or more occasions to add additional arrangers, bookrunners, agents, other titled persons and lenders in accordance with the terms of the Commitment Letter (but not to make any other changes other than to the extent otherwise permitted above). For purposes of this Agreement, all references to Financing shall be deemed to include any Alternative Financing (as defined below), and all references to Financing Sources shall include the persons providing or arranging, underwriting or placing any Alternative Financing.

(b)       If, notwithstanding the use of reasonable best efforts by Parent to satisfy its obligations under this Section 6.17, the Financing under the Commitment Letter or the Commitment Letter (or any definitive financing agreement relating thereto) expire or are terminated or become unavailable prior to the Closing Date, in whole or in part, for any reason, and such portion is reasonably required to fund the amounts contemplated to be paid by Parent pursuant to this Agreement, Parent shall use its reasonable best efforts promptly to arrange for alternative financing (“Required Alternative Financing” and together with Permitted Alternative Financing, the “Alternative Financing”) (which shall not, without the prior written consent of the Company, impose any new or additional condition or otherwise expand any condition to the receipt of the Financing to the extent such new, additional or expanded condition would cause the Financing to be materially less likely to occur to the extent needed to consummate the Merger) to replace the financing contemplated by such expired, terminated, or unavailable commitment or arrangement. Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Section 6.17 shall require, and in no event shall the reasonable best efforts of Parent be deemed or construed to require, Parent to pay any fees or any interest rates applicable to the Financing in excess of those contemplated by the Commitment Letter and the related fee letter (including the market flex provisions) and engagement letter or require Parent to agree to other terms and conditions materially less favorable to Parent than those set forth in the Financing. Parent and the Merger Subs shall deliver to the Company true and correct copies of all contracts or other arrangements pursuant to which any alternative source shall have committed to provide any portion of any Required Alternative Financing.

(c)       The Company shall use and cause its Subsidiaries to use its and their reasonable best efforts to cause its and their respective officers, directors, employees, accountants, consultants, investment bankers, agents and other non-legal advisor and Representatives to provide to Parent all cooperation as is reasonably requested by Parent in connection with arranging, obtaining and syndicating the Financing, including (i) promptly furnishing Parent and its Financing Sources with (A) such financial statements, financial data, audit reports and other pertinent information regarding the Company and its Subsidiaries of the type required by SEC Regulation S-X and SEC Regulation S-K under the Securities Act (including assistance in the preparation of pro forma financial information) for registered offerings of debt securities of the type contemplated by the Financing, to the extent the same is of the type and form customarily included in private placements under Rule 144A under the Securities Act to consummate the offering and of the type and form customarily included in offering memoranda for high-yield debt securities, such financial statements to include audited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows and related notes thereto of the Company, for the three fiscal years most recently ended at least 90 days prior to the Closing Date and unaudited consolidated balance sheets and related statements of income, cash flows and related notes thereto of the Company, for each subsequent fiscal quarter (excluding the fourth quarter of any fiscal year) ended at least 45 days prior to the Closing Date, in each case, with comparative financial information for the equivalent period of the prior year (which shall have been reviewed by the independent accountants for the Company as provided in the procedures specified by the Public Company Accounting Oversight Board in AU 722); (B) information regarding the Company and its Subsidiaries customarily included in information memoranda and other syndication materials for revolving and term loan facilities, and (C) draft comfort letters (including negative assurance comfort) to be provided by the independent auditors of the Company that can be provided in final form on any date during the relevant period (collectively, the “Required Information”), (ii) making senior management of the Company available at reasonable times and locations and upon reasonable prior notice, to participate in meetings (including one-on-one meetings or conference calls with the parties acting as agents, arrangers or underwriters for, and prospective lenders or other providers of, the

Financing), drafting sessions, presentations, road shows, rating agency presentations and due diligence sessions, (iii) assisting Parent and its Financing Sources in (A) the preparation of (x) offering documents, private placement memoranda, prospectuses, syndication documents and materials including information memoranda, lender presentations and other marketing documents (including “public side” versions thereof), and similar documents for any portion of the Financing, including, if an offering of debt securities is conducted by Parent after January 15, 2017 and prior to the filing by the Company of its Annual Report on Form 10-K for the year ended December 31, 2016, a customary qualitative or if available, quantitative “recent developments” section (the “Recent Developments Section”) with a brief discussion of the Company’s expected consolidated results of operations for both the quarter ended December 31, 2016 and the fiscal year ended December 31, 2016, which discussion shall only include ranges, if available, of the Company’s expected results of operations for such period, and (y) materials for rating agency presentations and (B) the conduct of any field examination and inventory appraisals, and the preparation of any related reports, in connection with any portion of the Financing in the form of an asset-based credit facility, (iv) cooperating with the marketing efforts of Parent and its Financing Sources, including, to the extent applicable, obtaining and providing representation and authorization letters and arranging for customary auditor consents for use of the Required Information and other financial data in the marketing documentation, (v) assisting in obtaining corporate and facility credit ratings, (vi) using reasonable best efforts to cause the independent accountants and local and internal counsel of the Company to provide assistance to Parent including in connection with providing customary review of interim financial statements as provided in Statement on Auditing Standards No. 100, comfort letters (which comfort letters shall not address or opine on the preliminary financial information included in any Recent Developments Section) and opinions of counsel (including providing customary back-up certificates), (vii) providing, at least seven business days prior to Closing, information as required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the USA Patriot Act of 2001 and (viii) assisting in the negotiation and preparation of, any credit agreement, indenture, note, purchase agreement, underwriting agreement, guarantees, security agreements, customary closing certificates and other certificates, letters and documents as may be reasonably requested by Parent, in each case contemplated in connection with the Financing.

(d)       Notwithstanding Sections 6.14 and 6.17 or any other sections in this Agreement to the contrary, the actions contemplated in Section 6.14 and this Section 6.17, or under any other provision of this Agreement with respect to the Financing or the arrangements contemplated by Section 6.14 with respect to the Company Credit Agreements and Company Indentures, do not and shall not (i) require such cooperation to the extent it would require the Company, any of its Subsidiaries, or any of its or their respective Representatives to waive or amend any terms of this Agreement, incur any actual or potential liabilities (of any kind), pay any fees, reimburse any expenses, or provide any indemnity, or enter into any definitive agreement (other than customary authorization and representation letters), in each case, with respect to any Financing, any actions with respect to the Company Indentures or Company Credit Agreement or any cooperation provided pursuant to Section 6.14 or this Section 6.17, in each case of the foregoing prior to the Closing that is not contingent on the Closing or which Parent is not obligated to reimburse or indemnify the Company or its Subsidiaries under this Agreement, or take any actions that would cause the Company or any of its Subsidiaries to breach this Agreement or become unable to satisfy a condition to the Closing, (ii) require such cooperation from the Company, any of its Subsidiaries, or any of its or their respective Representatives to the extent it would reasonably be expected to materially interfere with the ongoing operations of the Company or any of its Subsidiaries, (iii) involve any binding commitment by the Company, any of its Subsidiaries, or any of its or their respective Representatives (other than customary authorization and representation letters) which commitment is not conditioned on the Closing and does not terminate without liability to the Company, any of its Subsidiaries, or any of its or their respective Representatives upon the termination of this Agreement, (iv) require the Company, any of its Subsidiaries, or any of its or their respective Representatives to be the issuer of any securities or issue any offering document prior to Closing or require the Company, any of its Affiliates, or any of its or their respective Representatives to enter into or approve any Financing or purchase agreement for any Financing prior to the Closing, (v) require the Company, any of its Subsidiaries, or any of its or their respective Representatives to provide any information the disclosure of which is prohibited or restricted by applicable Law or legal proceeding or that is legally privileged and disclosure of which would result in a loss of privilege, (vi) require the Company, any of its Subsidiaries, or any of its or their respective Representatives to take any action that will conflict with or violate the organizational documents of such person or any applicable Law or legal proceeding, (vii) require any officer, director or employee of the Company or any of its Subsidiaries to deliver or be required to deliver any certificate or take any other action pursuant to Section 6.14 or this Section 6.17 to the extent any such action would reasonably be expected to result in personal liability to such officer, director or employee, (viii) require the Company, any of its Subsidiaries, or any of its or their respective Representatives prior to Closing to make any representation to Parent, any of its Affiliates, any lender, agent or lead arranger to any Financing, or any other person with respect to any actions under this Section 6.17, as to the solvency of the Company, any of its Subsidiaries, or any of its or their respective Representatives, or to deliver or require to be delivered any solvency or similar certificate or (viii) seek any amendment, waiver, consent or other modification under any Company Credit Agreement or any Company Indenture.

(e)       Parent shall indemnify and hold harmless the Company, its Subsidiaries, and their respective Representatives from, against and in respect of any losses, liabilities, damages, claims, costs, expenses, interest, awards, judgments or penalties, of any kind (“Losses”), imposed on, sustained, incurred or suffered by, or asserted against, any of them, directly or indirectly relating to, arising out of or resulting from any cooperation requested by Parent pursuant to Section 6.14 or this Section 6.17, and/or the provision of information utilized in connection therewith (other than arising from information provided by the Company and its Subsidiaries used in a manner agreed to by the Company) to the fullest extent permitted by applicable Law, except to the extent such Losses arise out of the gross negligence, bad faith, fraud or willful misconduct of the Company or any of its Subsidiaries or any of its or their respective Representatives. Parent shall from time to time (and upon request by the Company) promptly reimburse the Company for any reasonable and documented out-of-pocket expenses and costs (including reasonable out-of-pocket auditor’s and attorney’s fees and expenses) incurred in connection with the Company’s or its Subsidiaries’ or Representatives’ obligations under Section 6.14 or this Section 6.17 (provided that such reimbursement shall not include general auditor and legal expenses the Company would have incurred regardless of whether cooperation was requested pursuant to Section 6.14 or this Section 6.17). This Section 6.17(e) shall survive the Effective Time or earlier termination of this Agreement.

(f)       For purposes of this Agreement, “Financing Sources” means the Persons (other than Parent or any of its Subsidiaries) that have committed to provide or otherwise entered into any commitment letter, engagement letter, credit agreement, underwriting agreement, purchase agreement, indenture or other agreement in connection with, or are otherwise acting as an arranger, bookrunner, underwriter, initial purchaser, placement agent, administrative or collateral agent, trustee or similar representative in connection with, any portion of the Financing, including (x) the parties named in the Commitment Letter, any joinder agreements and the fee letter contemplated therein (and their respective successors and permitted assigns) and (y) the Persons that have committed to provide or otherwise entered into definitive financing documents contemplated by the Commitment Letter (and their respective successors and permitted assigns) together with, in each case, their respective Affiliates and their and their respective Affiliates’ former, current or future officers, directors, employees, partners, managers, members, controlling persons, agents, legal counsel, advisors, consultants and other representatives.

ARTICLE VII

Conditions

7.1.       Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

(a)       Stockholder Approval. This Agreement shall have been duly adopted by holders of Company Shares constituting the Requisite Company Vote in accordance with applicable Law and the certificate of incorporation and by-laws of the Company, and the issuance of Parent Shares pursuant to the Merger shall have been duly approved by the holders of Parent Shares constituting the Requisite Parent Vote.

(b)       NYSE Listing. The Parent Shares issuable to the Company stockholders pursuant to this Agreement shall have been authorized for listing on the NYSE upon official notice of issuance.

(c)       Regulatory Consents. The waiting period under the HSR Act applicable to the consummation of the Merger and the other transactions contemplated by this Agreement shall have expired or been terminated, in each case without the imposition of, or requirement to agree to, any terms, conditions, liabilities, obligations or commitments that, individually or in the aggregate, constitute a Burdensome Condition (provided that for purposes of the condition to the Company’s (as opposed to Parent’s) obligation to effect the Merger set forth in this Section 7.1(c), the reference to “$25,000,000” in the definition of Burdensome Condition shall be deemed to be a reference to “$75,000,000”).

(d)       Litigation. No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any applicable Law, (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger or the other transactions contemplated by this Agreement (collectively, an “Order”).

(e)       S-4. The S-4 Registration Statement shall have become effective under the Securities Act. No stop order suspending the effectiveness of the S-4 Registration Statement shall have been issued (and not rescinded), and no proceedings for that purpose shall be pending before the SEC.

7.2.       Conditions to Obligations of Parent, Merger Sub 1 and Merger Sub 2. The obligations of Parent, Merger Sub 1 and Merger Sub 2 to effect the Merger are also subject to the satisfaction or waiver by Parent at or prior to the Effective Time of the following conditions:

(a)       Representations and Warranties. Each of the representations and warranties of the Company set forth in (i) Section 5.1 (other than Section 5.1(a) (first sentence) (Incorporation), Section 5.1(b)(i) (Company Capitalization), Section 5.1(b)(ii) (MLP Capitalization),  Section 5.1(c) (Corporate Authority, Approval and Fairness), 5.1(d)(ii)(A) (Non-Contravention), Section 5.1(f)(ii) (Absence of Certain Changes), Section 5.1(j) (Takeover Statutes), and Section 5.1(t) (Brokers and Finders)) shall be true and correct (without regard to “materiality”, “Company Material Adverse Effect” and similar qualifiers contained in such representations and warranties) as of the date of this Agreement and as of the Closing as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty shall only be required to be so true and correct as of such other date), other than for such failures to be so true and correct that, individually or in the aggregate, have not had and would not be reasonably be expected to have a Company Material Adverse Effect, (ii) Section 5.1(b)(i) (Company Capitalization) and Section 5.1(b)(ii) (MLP Capitalization) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty shall only be required to be so true and correct as of such other date), except for such inaccuracies as would not in the aggregate be material in amount or effect, (iii) Section 5.1(f)(ii) (Absence of Certain Changes) shall be true and correct as of the date of this Agreement and as of the Closing as though made on and as of such date and time and (iv) Section 5.1(a) (first sentence) (Incorporation), Section 5.1(c) (Corporate Authority, Approval and Fairness), Section 5.1(d)(ii)(A) (Non-Contravention), Section 5.1(j) (Takeover Statutes) and Section 5.1(t) (Brokers and Finders) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty shall only be required to be so true and correct as of such other date). Parent shall have received at the Closing a certificate signed on behalf of the Company by an executive officer of the Company to the effect that such executive officer has read this Section 7.2(a) and the conditions set forth in this Section 7.2(a) have been satisfied.

(b)       Performance of Obligations of the Company. The Company shall have performed and complied with, in all material respects, all of its obligations under this Agreement required to be performed or complied with by it at or prior to the Closing, and

Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

7.3.       Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

(a)       Representations and Warranties. Each of the representations and warranties of Parent, Merger Sub 1 and Merger Sub 2 set forth in (i) Section 5.2 (other than Section 5.2(a) (first sentence) (Incorporation), Section 5.2(b) (Capital Structure), Section 5.2(c) (Corporate Authority; Approval), Section 5.2(d)(ii)(A) (Non-Contravention), Section 5.2(f)(ii) (Absence of Certain Changes) and Section 5.2(j) (Brokers and Finders)), shall be true and correct (without regard to “materiality”, “Parent Material Adverse Effect” and similar qualifiers contained in such representations and warranties) as of the date of this Agreement and as of the Closing as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty shall only be required to be so true and correct as of such other date), other than for such failures to be so true and correct that, individually or in the aggregate, have not had and would not be reasonably be expected to have a Parent Material Adverse Effect, (ii) Section 5.2(f)(ii) (Absence of Certain Changes) shall be true and correct as of the date of this Agreement and as of the Closing as though made on and as of such date and time, (iii) Section 5.2(a) (first sentence) (Incorporation), Section 5.2(b) (Capital Structure), Section 5.2(c) (Corporate Authority, Approval and Fairness), Section 5.2(d)(ii)(A) (Non-Contravention) and Section 5.2(j) (Brokers and Finders) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty shall only be required to be so true and correct as of such other date) and (iv) the Company shall have received at the Closing a certificate signed on behalf of Parent, Merger Sub 1 and Merger Sub 2 by an executive officer of Parent to the effect that such executive officer has read this Section 7.3(a) and the conditions set forth in this Section 7.3(a) have been satisfied.

(b)       Performance of Obligations of Parent, Merger Sub 1 and Merger Sub 2. Each of Parent, Merger Sub 1 and Merger Sub 2 shall have performed and complied with, in all material respects, all of their respective obligations under this Agreement required to be performed or complied with by them at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent, Merger Sub 1 and Merger Sub 2 by an executive officer of Parent to such effect.

(c)       Opinion as to Tax Treatment. The Company shall have received an opinion of Davis Polk & Wardwell LLP (or another nationally recognized law firm selected by the Company) substantially to the effect that (i) for U.S. federal income tax purposes (x) if a Second Merger Election has not been made, the First Merger, without regard to the consummation of the Second Merger, or (y) if a Second Merger Election has been made, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code and (ii) in either case, the Company and Parent will each be a “party to the reorganization” within the meaning of Section 368(b) of the Code. In rendering such opinion, such law firm shall be entitled to rely upon assumptions, representations, warranties and covenants, including those contained in this Agreement and in the Tax Representation Letters described in Section 6.6(a).

ARTICLE VIII

Termination

8.1.       Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after either of the Requisite Company Vote and the Requisite Parent Vote, by mutual written consent of the Company and Parent by action of their respective boards of directors.

8.2.       Termination by Either Parent or the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after either of the Requisite Company Vote and the Requisite Parent Vote, by action of the board of directors of either Parent or the Company if:

(a)       the First Merger shall not have been consummated by November 16, 2017 (the “End Date”);

(b)       the adoption of this Agreement by the stockholders of the Company shall not have been obtained at the Company Stockholders Meeting or at any adjournment or postponement thereof taken in accordance with this Agreement;

(c)       the approval by Parent’s stockholders of the issuance of Parent Shares pursuant to the Merger shall not have been obtained at the Parent Stockholders Meeting or at any adjournment or postponement thereof taken in accordance with this Agreement; or

(d)       any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable.

The right to terminate this Agreement pursuant to this Section 8.2 shall not be available to any party that has breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of a condition to, or the occurrence of, the consummation of the First Merger.

8.3.       Termination by the Company. This Agreement may be terminated and the Merger may be abandoned by action of the board of directors of the Company:

(a)       solely prior to the time the Requisite Company Vote is obtained, in order for the Company to enter into an Alternative Acquisition Agreement providing for the consummation of a Company Superior Proposal in compliance with Section 6.2(d)(y) (after having fully complied with Section 6.2, including Section 6.2(f), in respect of such Company Superior Proposal); provided that the Company pays the Termination Fee prior to or concurrently with the termination of this Agreement; or

(b)       at any time prior to the Effective Time, whether before or after the Requisite Company Vote is obtained, if:

(i)       an Adverse Parent Recommendation Change shall have occurred; or

(ii)       there has been a breach of any representation, warranty, covenant or agreement made by Parent, Merger Sub 1 or Merger Sub 2 in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, in each case such that Section 7.3(a) or 7.3(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured within the earlier of (x) 30 days after written notice thereof is given by the Company to Parent and (y) the fifth business day prior to the End Date.

8.4.       Termination by Parent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the board of directors of Parent:

(a)       solely prior to the time the Requisite Parent Vote is obtained, in order for Parent to enter into an Alternative Acquisition Agreement providing for the consummation of a Parent Superior Proposal in compliance with Section 6.2(d)(y) (after having fully complied with Section 6.2, including Section 6.2(f), in respect of such Parent Superior Proposal); provided that Parent pays the Reverse Termination Fee prior to or concurrently with the termination of this Agreement; or

(b)       at any time prior to the Effective Time, whether before or after the Requisite Parent Vote is obtained, if:

(i)       if an Adverse Company Recommendation Change shall have occurred; or

(ii)       there has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that Section 7.2(a) or 7.2(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured within the earlier of (x) 30 days after written notice thereof is given by Parent to the Company and (y) the fifth business day prior to End Date.

8.5.       Effect of Termination and Abandonment. (a) Except as otherwise provided in this Section 8.5, in the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, this Agreement shall become void and of no effect with no liability to any Person on the part of any party hereto (or of any of its Representatives or Affiliates); provided, however, and notwithstanding anything in the foregoing to the contrary, that (i) no such termination shall relieve any party hereto of any liability or damages to the other party hereto resulting from any willful material breach of this Agreement, (ii) the provisions set forth in Section 6.5(b) (fourth to last sentence), Section 6.17(e), this Section 8.5 and Article IX (other than the first sentence of Section 9.1 and Section  9.5(c)) shall survive termination of this Agreement.

(b)       Payment of Termination Fee.

(i)       If this Agreement is terminated (x) by Parent either pursuant to Section 8.4(b)(i) (Adverse Company Recommendation Change) or pursuant to Section 8.4(b)(ii) (Company Breach) following a willful and material breach of Section 6.2 by the Company or its Representatives or (y) by the Company pursuant to Section 8.3(a) (Company Signs Alternative Acquisition Agreement), then the Company shall pay to Parent, by wire transfer of immediately available funds, $120,000,000 (the “Termination Fee”), (A) within two business days after such a termination of this Agreement by Parent and (B) immediately before and as a condition to such termination in the case of such a termination by the Company.

(ii)       If (A) this Agreement is terminated by Parent or the Company pursuant to Section 8.2(a) (End Date) or Section 8.2(b) (Company No Vote), or by Parent pursuant to Section 8.4(b)(ii) (Company Breach) (other than due to a willful and material breach of Section 6.2 by the Company or its Representatives), (B) a Company Acquisition Proposal shall have been publicly announced after the date of this Agreement and not publicly unconditionally withdrawn prior to the Company Stockholders Meeting and (C) within 12 months following the date of such termination (1) the Company board of directors shall have recommended that stockholders vote in favor of or tender into a Company Acquisition Proposal, (2) the Company shall have entered into an Alternative Acquisition Agreement providing for the consummation of a Company Acquisition Proposal or (3) a Company Acquisition Proposal shall have been consummated (provided that for purposes of this clause (C), each reference to “15%” in the definition of Company Acquisition Proposal shall be deemed to be a reference to “50%”), then the Company shall pay to Parent in cash in immediately available funds, concurrently with the occurrence of the applicable event described in clause (C) above, the Termination Fee (net of the amount, if any, that has previously been paid to the Company pursuant to Section 8.5(b)(iii)).

(iii)       Without prejudice to the payment of the Termination Fee pursuant to Section 8.5(b)(ii), if this Agreement is terminated by Parent or the Company pursuant to Section 8.2(b) (Company No Vote), the Company shall pay to Parent, in cash in immediately available funds, an amount equal to $41,100,000 (A) within two business days after such a termination of this Agreement by Parent and (B) immediately before and as a condition to such termination in the case of such a termination by the Company.

(iv)       The Company acknowledges that the agreements contained in this Section 8.5(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent and Merger Sub would not enter into this Agreement; accordingly, if the Company fails to promptly pay the amount due pursuant to this Section 8.5(b), and, in order to obtain such payment, Parent or Merger Sub commences a suit that results in a judgment against the Company for the fee or reimbursement of expenses set forth in this Section 8.5(b) or any portion of such amounts, the Company shall pay to Parent and Merger Sub their costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amount of the fee, at the prime rate of Citibank N.A. in effect on the date such payment was required to be made, from the date such payment was required to be made through the date of payment.

(c)       Payment of Reverse Termination Fee.

(i)       If this Agreement is terminated (x) by the Company either pursuant to Section 8.3(b)(i) (Adverse Parent Recommendation Change) or pursuant to Section 8.3(b)(ii) (Parent Breach) following a willful and material breach of Section 6.2 by Parent or its Representatives or (y) by Parent pursuant to Section 8.4(a) (Parent Signs Alternative Acquisition Agreement), then Parent shall pay to the Company, by wire transfer of immediately available funds, $240,000,000 (the “Reverse Termination Fee”), (A) within two business days after such a termination of this Agreement by the Company and (B) immediately before and as a condition to such termination in the case of such a termination by Parent.

(ii)       Without prejudice to the payment of the Reverse Termination Fee pursuant to Section 8.5(c)(iii), if this Agreement is terminated by Parent or the Company pursuant to Section 8.2(c) (Parent No Vote), Parent shall pay to the Company, in cash in immediately available funds, an amount equal to $41,100,000 (A) within two business days after such a termination of this Agreement by the Company and (B) immediately before and as a condition to such termination in the case of such a termination by Parent.

(iii)       If (A) this Agreement is terminated by Parent or the Company pursuant to Section 8.2(a) (End Date) or Section 8.2(c) (Parent No Vote), or by the Company pursuant to Section 8.3(b)(ii) (Parent Breach) (other than due to a willful and material breach of Section 6.2 by Parent or its Representatives), (B) a Parent Acquisition Proposal shall have been publicly announced after the date of this Agreement and not publicly unconditionally withdrawn prior to the Parent Stockholders Meeting and (C) within 12 months following the date of such termination (1) Parent’s board of directors shall have recommended that stockholders vote in favor of or tender into a Parent Acquisition Proposal, (2) shall have entered into an Alternative Acquisition Agreement providing for the consummation of a Parent Acquisition Proposal or (3) a Parent Acquisition Proposal shall have been consummated (provided that for purposes of this clause (C), each reference to “15%” in the definition of Parent Acquisition Proposal shall be deemed to be a reference to “50%”), then Parent shall pay to the Company in cash in immediately available funds, concurrently with the occurrence of the applicable event described in clause (C) above, the Reverse Termination Fee (net of the amount, if any, that has previously been paid to the Company pursuant to Section 8.5(c)(ii)).

(iv)       Parent acknowledges that the agreements contained in this Section 8.5(c) are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the Company would not enter into this Agreement; accordingly, if Parent fails to promptly pay the amount due pursuant to this Section 8.5(c), and, in order to obtain such payment, the Company commences a suit that results in a judgment against Parent for the fee or reimbursement of expenses set forth in this Section 8.5(c) or any portion of such amounts, Parent shall pay to the Company its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amount of the fee at the prime rate of Citibank N.A. in effect on the date such payment was required to be made from the date such payment was required to be made through the date of payment.

(d)       Exclusive Remedy. The parties agree and understand that (i) in no event shall the Company be required to pay the Termination Fee on more than one occasion (provided that the Company may be required to pay a portion of the Termination Fee in the circumstances set forth in Section 8.5(b)(iii) and the remainder of the Termination Fee in the circumstances set forth in Section 8.5(b)(ii)), (ii) in no event shall Parent be required to pay the Reverse Termination Fee on more than one occasion (provided that Parent may be required to pay a portion of the Reverse Termination Fee in the circumstances set forth in Section 8.5(c)(ii) and the remainder of the Reverse Termination Fee in the circumstances set forth in Section 8.5(c)(iii)) and (iii) if Parent receives the full amount of the Termination Fee from the Company in the circumstances described in Section 8.5(b) or the Company receives the full amount of the Reverse Termination Fee from Parent in the circumstances described in Section 8.5(c), such payment shall be the sole and exclusive remedy of the receiving party against the paying party and its Subsidiaries and their respective former, current or future partners, stockholders, managers, members, Affiliates, Representatives and the Financing Sources and none of the paying party, any of its Subsidiaries or any of their respective former, current or future partners, stockholders, managers, members, Affiliates, Representatives or the Financing Sources shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby.

ARTICLE IX

Miscellaneous and General

9.1.       Survival. This Article IX and the agreements of the Company, Parent, Merger Sub 1 and Merger Sub 2 contained in Article II, Article III, Article IV, Sections 6.6 (Taxation), 6.8 (Stock Exchange Listing and De-listing), 6.10 (Employee Benefits), 6.11 (Election to Parent’s Board of Directors), 6.12 (Expenses) and 6.13 (Indemnification; Directors’ and Officers’ Insurance) shall survive the consummation of the Merger. All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Merger.

9.2.       Modification or Amendment. Subject to the provisions of applicable Law, at any time prior to the Effective Time, this Agreement may be amended, modified or supplemented in writing by the parties hereto, by action of the board of directors of the respective parties; provided that after the Requisite Company Vote or Requisite Parent Vote has been obtained there shall be no amendment or waiver that would require the further approval of the stockholders of the Company or the stockholders of Parent, respectively, under applicable Law without such approval having first been obtained. Notwithstanding anything to the contrary in this Agreement, none of this sentence of this Section 9.2, Section 8.5(d), the last sentence of Section 9.5(a), the last sentence of Section 9.5(b) or the last sentence of Section 9.8 or Section 9.15 (and no definition set forth in, or other provision of, this Agreement to the extent that a modification, amendment or waiver of such definition or other provision would modify, amend or waive the substance of this Section 9.2, Section 8.5(d), the last sentence of Section 9.5(a), the last sentence of Section 9.5(b), the last sentence of Section 9.8 or Section 9.15), may be modified, amended or waived in a manner adverse to any Financing Source without the prior written consent of such Financing Source (and any such modification, amendment or waiver without such prior written consent shall be null and void).

9.3.       Waiver of Conditions. The conditions to each of the parties’ obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable Law.

9.4.       Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

9.5.       GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL; SPECIFIC PERFORMANCE. (a) THIS AGREEMENT SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF TO THE EXTENT THAT SUCH PRINCIPLES WOULD HAVE THE EFFECT OF APPLYING THE LAWS OF, OR DIRECTING A MATTER TO, ANOTHER JURISDICTION. The parties hereby irrevocably submit to the personal jurisdiction of the courts of the State of Delaware and the Federal courts of the United States of America located in the State of Delaware solely in respect of the interpretation and enforcement of the provisions of this Agreement and the Voting Agreements and of the documents referred to in this Agreement and the Voting Agreements, and in respect of the transactions contemplated hereby and thereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement of this Agreement or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement, any Voting Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims relating to such action, proceeding or transactions shall be heard and determined in such a Delaware State or Federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and, to the extent permitted by Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.6 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof. Notwithstanding anything in this Agreement to the contrary, all claims or causes of action (whether at law, in equity, in contract, in tort or otherwise) against any of the Financing Sources in any way relating to this Agreement, the Financing, the Commitment Letter or any other agreement relating to the Financing, or the performance thereof or the financings contemplated thereby shall, except as specifically set forth in the Commitment Letter, be exclusively governed by, and construed in accordance with, the internal laws of the State of New York, without regard to the conflict of law principles thereof to the extent that such principles would have the effect of applying the laws of, or directing a matter to, another jurisdiction, and each party agrees not to bring or support any Person in any action of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any of the Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Financing, the Commitment Letter or any other agreement relating to the Financing, or the performance thereof or the financings contemplated thereby, in any forum other than the federal and New York state courts located in the Borough of Manhattan within the City of New York.

(b)       EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR ANY VOTING AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY VOTING AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY VOTING AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED TO SUCH PARTY, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE VOTING AGREEMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.5. Each party hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation (whether in law or in equity, whether in contract or in tort or otherwise) involving the Financing Sources or directly or indirectly arising out of or relating in any way to the Financing, the Commitment Letter or any other agreement relating to the Financing or the performance thereof or the financings contemplated thereby.

(c)       The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware, without the necessity of proving the inadequacy of money damages as a remedy (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which such party is entitled at Law or in equity. The parties further agree that (x) by seeking the remedies provided for in this Section 9.5(c), a party shall not in any respect waive its right to seek any other form of relief that may be available to a party under this Agreement, including, subject to Section 8.5(d), monetary damages in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 9.5(c) are not available or otherwise are not granted and (y) nothing contained in this Section 9.5(c) shall require any party to institute any proceeding for (or limit any party’s right to institute any proceeding for) specific performance under this Section 9.5(c) before exercising any termination right under Article VIII (and pursuing damages after such termination) nor shall the commencement of any action pursuant to this Section 9.5(c) or anything contained in this Section 9.5(c) restrict or limit any party’s right to terminate this Agreement in accordance with the terms of Article VIII or pursue any other remedies under this Agreement that may be available then or thereafter.

9.6.       Notices. Any notice, request, instruction or other document or communication to be given to any party hereunder shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, or by facsimile, email or overnight courier:

if to Parent, Merger Sub 1 or Merger Sub 2:

Kim Rucker

Executive Vice President, General Counsel & Secretary
Tesoro Corporation

19100 Ridgewood Parkway
San Antonio, TX 78259

fax: Separately provided to the Company

Email: Separately provided to the Company

(with a copy, which shall not constitute notice, to)

Frank J. Aquila, Esq.

Audra D. Cohen, Esq.
Sullivan & Cromwell LLP
125 Broad Street, New York, NY 10004
fax: (212) 558-3588

Email: cohena@sullcrom.com

    aquilaf@sullcrom.com

if to the Company:

Lowry Barfield

1250 W. Washington Street

Suite 101

Tempe, Arizona 85281

fax: Separately provided to Parent

Email: Separately provided to Parent

(with a copy, which shall not constitute notice, to)

John D. Amorosi, Esq.

Marc O. Williams, Esq.
Davis, Polk & Wardwell LLP
450 Lexington Ave., New York, NY 10017
fax: (212) 701-5010
Email: john.amorosi@davispolk.com
           marc.williams@davispolk.com

or to such other Persons or addresses as may be designated in writing by the party to receive such notice as provided above. Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving party upon actual receipt, if delivered personally; three business days after deposit in the mail, if sent by registered or certified mail; upon telephonic or written confirmation of receipt (excluding out of office replies) if sent by facsimile or email; or on the next business day after deposit with an overnight courier, if sent by an overnight courier.

9.7.       Entire Agreement. This Agreement (including any exhibits hereto), the Company Disclosure Letter, the Parent Disclosure Letter, the Voting Agreements and the Confidentiality Agreement, dated October 10, 2016, between Parent and the Company (the “Confidentiality Agreement”) constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter of this Agreement. EACH PARTY HERETO AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, NONE OF PARENT, MERGER SUB 1, MERGER SUB 2, OR THE COMPANY MAKES ANY OTHER REPRESENTATIONS OR WARRANTIES, AND EACH HEREBY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OR AS TO THE ACCURACY OR COMPLETENESS OF ANY OTHER INFORMATION MADE BY, OR MADE AVAILABLE BY, ITSELF OR ANY OF ITS REPRESENTATIVES WITH RESPECT TO, OR IN CONNECTION WITH, THE NEGOTIATION, EXECUTION OR DELIVERY OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE OTHER OR THE OTHER’S REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING.

9.8.       No Third Party Beneficiaries. Except as provided in Section 6.13 (Indemnification; Directors’ and Officers’ Insurance), Parent, Merger Sub 1, Merger Sub 2 and the Company hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The parties hereto further agree that the rights of third party beneficiaries under Section 6.13 shall not arise unless and until the Effective Time occurs. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 9.3 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the Knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date. Notwithstanding the foregoing, each of the Financing Sources shall be an express third party beneficiary of and shall be entitled to rely on this sentence of Section 9.8, Section 8.5(d), the last sentence of Section 9.2, the last sentence of Section 9.5(a), the last sentence of Section 9.5(b) and Section 9.15 and each of the Financing Sources may enforce such provisions.

9.9.       Obligations of Parent and of the Company. Whenever this Agreement requires Merger Sub 1, Merger Sub 2 or any other Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause Merger Sub

1, Merger Sub 2 or such other Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.

9.10.       Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including penalties and interest) incurred in connection with the Merger shall be paid by Parent, Merger Sub 1 and Merger Sub 2 when due, and Parent, Merger Sub 1 and Merger Sub 2 will indemnify the Company against liability for any such Taxes.

9.11.       Definitions. Each of the terms set forth in Annex A is defined in the Section of this Agreement set forth opposite such term.

9.12.       Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

9.13.       Interpretation; Construction. (a)  The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions of this Agreement. Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” References to any statute, rule, regulation, law or Law shall be deemed to refer to all applicable Laws as amended or supplemented from time to time and to any rules, regulations and interpretations promulgated thereunder. References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented from time to time, in accordance with its terms. References to any Person include the successors and permitted assigns of that Person. References to a “party” or the “parties” means a party or the parties to this Agreement unless the context otherwise requires.

(b)       The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(c)       Each party to this Agreement has or may have set forth information in its respective Disclosure Letter in a section of such Disclosure Letter that corresponds to the section of this Agreement to which it relates. The fact that any item of information is disclosed in a Disclosure Letter to this Agreement shall not be construed to mean that such information is required to be disclosed by this Agreement.

9.14.       Assignment. This Agreement shall not be assignable by operation of Law or otherwise; provided, however, that Parent may designate, by written notice to the Company, (i) another wholly-owned direct or indirect Subsidiary that is a Delaware corporation in lieu of Merger Sub 1, in which event all references herein to Merger Sub 1 shall be deemed references to such other Subsidiary, except that all representations and warranties made herein with respect to Merger Sub 1 as of the date of this Agreement shall be deemed representations and warranties made with respect to such other Subsidiary as of the date of such designation or (ii) another wholly-owned direct or indirect Subsidiary that is a Delaware limited liability company in lieu of Merger Sub 2, in which event all references herein to Merger Sub 2 shall be deemed references to such other Subsidiary, except that all representations and warranties made herein with respect to Merger Sub 2 as of the date of this Agreement shall be deemed representations and warranties made with respect to such other Subsidiary as of the date of such designation; provided that no such designation shall relieve any such Person of its obligations hereunder, (ii) impose any additional or incremental non-de minimis obligation, or otherwise have any non-de minimis adverse effect, on the Company or any of its stockholders, or (iii) impede or delay the consummation of the transactions contemplated by this Agreement or otherwise impede the rights of the Company or the stockholders of the Company under this Agreement. Any purported assignment in violation of this Agreement is void.

9.15.       No Recourse to Financing Sources. Notwithstanding anything herein to the contrary, without in any way limiting the rights of the Company against Parent or the Merger Subs (including the right to sue Parent and the Merger Subs to compel it to seek specific performance of the Financing Sources’ obligations under the Commitment Letter), the Company acknowledges and agrees, on behalf of itself and its Affiliates and each of its and its Affiliates’ respective former, current or future general or limited partners, stockholders, managers, members, controlling persons, agents or Representatives (collectively, the “Company Parties”) that the Financing Sources shall be subject to no liability or claims to the Company Parties in connection with the Financing or in any way relating to this Agreement or any of the transactions contemplated hereby or thereby, whether at law, in equity, in contract, in tort or otherwise.

(Signature Pages Follow)

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

WESTERN REFINING, INC.

By	/s/ Jeff A. Stevens
	Name:	Jeff A. Stevens
	Title:	Chief Executive Officer

[Signature Page to Merger Agreement]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

TESORO CORPORATION

By	/s/ Gregory J. Goff
	Name:	Gregory J. Goff
	Title:	Chairman of the Board of Directors, President and Chief Executive Officer

[Signature Page to Merger Agreement]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

TAHOE MERGER SUB 1, INC.

By	/s/ Gregory J. Goff
	Name:	Gregory J. Goff
	Title:	Chairman of the Board of Directors and President

[Signature Page to Merger Agreement]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

TAHOE MERGER SUB 2, LLC

By	/s/ Gregory J. Goff
	Name:	Gregory J. Goff
	Title:	Chairman of the Board of Managers and President

[Signature Page to Merger Agreement]

ANNEX A

DEFINED TERMS

Terms	Section

Acceptable Confidentiality Agreement	6.2(i)(A)
Adverse Company Recommendation Change	6.2(c)(i)
Adverse Parent Recommendation Change	6.2(c)(i)
Affiliate	5.1(l)
Agreement	Preamble
Alternative Acquisition Agreement	6.2(a)(iii)
Alternative Financing	6.17(b)
Anti-Corruption Laws	5.1(i)(ii)
Applicable Date	5.1(e)(i)
Bankruptcy and Equity Exception	5.1(c)(i)
Book Entry Company Share	4.1(a)
Book Entry Parent Shares	4.2(b)(i)
Burdensome Condition	6.5(b)
business day	1.3
By-Laws	2.2
Cash Consideration	4.1(a)
Cash Election	4.2(b)(ii)
Cash Election Number	4.2(a)
Cash Election Shares	4.2(b)(v)
Certificate	4.1(a)
Chairman	Recitals
Charter	2.1
Closing	1.3
Closing Date	1.3
Code	Recitals
Commitment Letter	5.2(k)
Company	Preamble
Company Acquisition Proposal	6.2(i)(B)
Company Benefit Plan	5.1(h)(i)
Company CEO	Recitals
Company Credit Agreements	6.14(e)(i)
Company Disclosure Letter	5.1
Company Equity Awards	4.5(g)
Company Indentures	6.14(e)(ii)
Company Intellectual Property	5.1(o)(i)
Company Intervening Event	6.2(i)(C)
Company Labor Agreements	5.1(n)(i)
Company Material Adverse Effect	5.1(a)
Company Other Awards	4.5(d)
Company Preferred Shares	5.1(b)(i)
Company PUA	4.5(c)

Company Recommendation	5.1(c)(ii)
Company Reports	5.1(e)(i)
Company RSU	4.5(a)
Company Share	4.1(a)
Company Shares	4.1(a)
Company Stockholders Meeting	6.4(a)
Company Superior Proposal	6.2(i)(D)
Compliant	1.3(b)
Confidentiality Agreement	9.7
Continuing Employee	6.10(a)
Contract	5.1(d)(ii)
D&O Insurance	6.13(d)
Deemed Converted Cash Election Shares	4.2(b)(v)
Delaware Certificate of First Merger	1.4(a)
Delaware Certificate of Second Merger	1.4(b)
DGCL	1.1
Disclosure Letter	5.2
Effective Time	1.4(a)
Election Deadline	4.2(b)(iii)
End Date	8.2(a)
Environmental Law	5.1(k)(ii)(A)
ERISA	5.1(h)(i)
ESPP	4.5(f)
Exchange Act	5.1(a)
Exchange Agent	4.2(b)(i)
Exchange Fund	4.2(b)(i)
Exchange Ratio	4.1(a)
Excluded Company Share	4.1(a)
Excluded Company Shares	4.1(a)
Financing	5.2(k)
Financing Sources	6.17(f)
First Merger	Recitals
Form of Election	4.2(b)(iii)
Founders	Recitals
GAAP	5.1(e)(iii)
Governmental Entity	5.1(d)(i)
Hazardous Substance	5.1(k)(ii)(B)
HSR Act	5.1(b)(iii)
Indemnified Parties	6.13(a)
Insurance Policies	5.1(p)
Intellectual Property	5.1(o)(viii)
IT Assets	5.1(o)(viii)
Knowledge	5.1(g)
Laws	5.1(i)
Licenses	5.1(i)
Lien	5.1(b)(i)

LLC Act	1.2
Losses	6.17(e)
Marketing Period	1.3(a)
Material Contract	5.1(q)
Material Customer	5.1(u)
Material Supplier	5.1(u)
Merger	Recitals
Merger Sub 1	Preamble
Merger Sub 2	Preamble
Merger Subs	Preamble
MLP	5.1(b)(ii)
MLP Credit Agreement	6.14(e)(i)
MLP Indenture	6.14(e)(ii)
MLP Reports	5.1(e)(i)
Notice of Superior Proposal	6.2(f)(i)
Notice Period	6.2(f)(ii)
NYSE	4.2(e)
Order	7.1(d)
Owned Real Property	5.1(s)(i)
Parent	Preamble
Parent 401(k) Plan	6.10(c)
Parent Acquisition Proposal	6.2(i)(B)
Parent Assets	6.5(b)
Parent Disclosure Letter	5.2
Parent Intervening Event	6.2(i)(C)
Parent Material Adverse Effect	5.2(a)
Parent Preferred Stock	5.2(b)(i)
Parent Recommendation	5.2(c)(ii)
Parent Reports	5.2(e)(i)
Parent RSU	4.5(b)
Parent Share	4.1(a)
Parent Shares	4.1(a)
Parent PUA	4.5(c)
Parent Stock Plan	5.2(b)(i)
Parent Stockholders Meeting	6.4(b)
Parent Superior Proposal	6.2(i)(D)
Partnership Agreement	5.1(b)(ii)
Per Share Merger Consideration	4.1(a)
Permitted Alternative Financing	6.17(a)
Permitted Dropdown Transaction	6.1(a)(iii)
Permitted Lien	5.1(s)
Person	4.2(f)
Prospectus/Proxy Statement	6.3(a)
Real Property Leases	5.1(s)(i)
Recent Developments Section	6.17(c)
Registered	5.1(o)(viii)

Representatives	6.2(a)
Required Alternative Financing	6.17(b)
Required Information	6.17(c)
Requisite Company Vote	5.1(c)(i)
Requisite Parent Vote	5.2(c)(i)
Reverse Termination Fee	8.5(c)
S-4 Registration Statement	6.3(a)
Sarbanes-Oxley Act	5.1(e)(i)
SEC	4.5(e)
Second Merger	Recitals
Second Merger Effective Time	1.4(b)
Second Merger Election	6.6(b)
Securities Act	4.5(e)
Significant Subsidiary	5.1(a)
Stock Consideration	4.1(a)
Stock Election	4.2(b)(ii)
Stock Election Number	4.2(a)
Stock Election Shares	4.2(b)(v)
Stock Plans	5.1(b)(i)
Subsidiary	5.1(a)
Surviving Company	1.2
Surviving Corporation	1.1
Takeover Statute	5.1(j)
Tax; Taxes	5.1(m)
Tax Representation Letter	6.6(a)
Tax Return	5.1(m)
Termination Fee	8.5(b)(i)
Third Party	6.2(a)(ii)
TMLP	5.2(b)(iv)
TMLP LTIP	5.2(b)(iv)
TMLP Partnership Agreement	5.2(b)(iv)
TMLP Reports	5.2(e)(i)
Trade Secrets	5.1(o)(viii)
Unvested Company RSU	4.5(b)
Vested Company RSU	4.5(a)
Voting Agreement	Recitals
WARN Act	5.1(n)(v)

EXHIBIT 1

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF

WESTERN REFINING, INC.

(as of [●])

First.  The name of the corporation is Western Refining, Inc.

Second.  The address of the corporation’s registered office in the State of Delaware is c/o Corporation Service Company, 2711 Centerville Road, Suite 400, in the City of Wilmington, County of New Castle, DE 19808. The name of its registered agent at such address is The Corporation Service Company.

Third.  The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law (“DGCL”).

Fourth.  The total number of shares which the corporation shall have authority to issue is 1,000 shares of common stock, (“Common Stock”) and the par value of each of such shares is $0.01.

Fifth.  The board of directors of the corporation is expressly authorized to adopt, amend or repeal by-laws of the corporation.

Sixth.  Elections of the directors need not be by written ballot except and to the extent provided in the by-laws of the corporation.

EIGHTH. A director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. Any repeal or modification of this paragraph by the stockholders of the corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the corporation existing at the time of such repeal or modification.

NINTH. The corporation shall, to the fullest extent permitted by the DGCL (including, without limitation, Section 145 thereof), as amended from time to time, indemnify any officer or director whom it shall have power to indemnify from and against any and all of the expenses, liabilities or other losses of any nature. The indemnification provided in this Article NINTH shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity, while holding such office, and shall continue as to a person who has ceased to be a officer or director and shall inure to the benefit of the heirs, executors and administrators of such a person.